Notice of Annual Shareholders Meeting and

Proxy Statement 2021

November 30, 2021
8:30 a.m. Pacific Time

Virtual Meeting Site:
virtualshareholdermeeting.com/MSFT21



Microsoft



"As we pursue our mission and opportunities ahead, we also recognize our increased responsibility in a world that will require much more from technology to address its most pressing challenges. To help people and organizations everywhere achieve more, we are focused on supporting inclusive economic opportunity, protecting fundamental rights, committing to a sustainable future, and earning the trust of our customers and the world."

**Satya Nadella,
Chairman and CEO**

Microsoft Corporation ("Company") works to conduct business in ways that are principled, transparent, and accountable to our shareholders and other key stakeholders. We believe doing so generates long-term value. As we work to help everyone achieve more, we are committed to improving our world and reporting our progress.

Focus for Societal Impact

Fundamental to Microsoft's mission is realizing our enormous opportunities to create technology that benefits everyone on the planet, as well as the planet itself. As we think about our societal impacts, our current areas of focus include:

Trust in technology	**Inclusive economic growth**	**Fundamental rights of people**	**Sustainability**
			

Note About Forward-Looking Statements

This Proxy Statement includes estimates, projections, statements relating to our business plans, objectives, and expected operating results that are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may appear throughout this report, including the Proxy Summary and Part 2 – Named Executive Officer Compensation. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties that may cause actual results to differ materially. We describe risks and uncertainties that could cause actual results and events to differ materially in "Risk Factors," "Quantitative and Qualitative Disclosures about Market Risk," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of our Forms 10-K and 10-Q. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date they are made. We undertake no obligation to update or revise publicly any forward-looking statements, whether because of new information, future events, or otherwise.

This Proxy Statement includes several website addresses and references to additional materials found on those websites. These websites and materials are not incorporated by reference herein.

 **Microsoft**

Letter from our Chairman and Chief Executive Officer

October 14, 2021

Dear Shareholder,

On behalf of the Board of Directors, it is our pleasure to invite you to the 2021 Annual Shareholders Meeting of Microsoft Corporation ("Annual Meeting"), on November 30, 2021, beginning at 8:30 a.m. Pacific Time. This year's Annual Meeting will be held in a virtual format through a live webcast. We will provide the webcast of the Annual Meeting at virtualshareholdermeeting.com/MSFT21. In addition, you will have the option to view the Annual Meeting through Microsoft Teams at microsoft.com/investor. A transcript with video and audio of the entire Annual Meeting will be available on the Microsoft Investor Relations website after the meeting. For further information on how to participate in the meeting, please see Part 5 – Information About the Meeting on page 83 in this Proxy Statement.

The Notice of 2021 Annual Shareholders Meeting and this Proxy Statement contain details of the business to be conducted during the Annual Meeting.

Whether or not you participate in the Annual Meeting, it is important that your shares be represented and voted. We urge you to promptly vote and submit your proxy (1) via the Internet, (2) by phone, or (3) if you received your proxy materials by mail, by signing, dating, and returning the enclosed proxy card or voting instruction form in the envelope provided for your convenience.

This year's shareholders Q&A session will include an opportunity to submit questions. You may submit a question in advance of the meeting at proxyvote.com after logging in with the control number ("Control Number") found next to the label for postal mail recipients or within the body of the email sending you the Proxy Statement. Live questions may be submitted online beginning shortly before the start of the Annual Meeting through virtualshareholdermeeting.com/MSFT21.

Thank you for your continued investment in Microsoft.

Sincerely,

Satya Nadella
Chairman and Chief Executive Officer



Letter from the Board of Directors

October 14, 2021

Dear Shareholder,

This past fiscal year presented continuing business, social, and environmental challenges on a truly global scale. We're proud of the work Microsoft and its employees have done with our customers and partners to help the world use digital technology to successfully meet the challenges we all face. Throughout the year, the Board and executive leadership of Microsoft collaborated closely to ensure the Company continued to meet its commitments to a broad range of stakeholders, including its employees, customers, the communities we operate in, partners, suppliers, and of course, its shareholders.

Amidst the challenges, Microsoft once again broke records for financial performance in fiscal year 2021. Microsoft delivered strong results for its shareholders, including a return of $39.8 billion in the form of dividends and share repurchases. We look forward to more opportunity ahead as we remain committed to the long-term interests of the Company's shareholders.

As Microsoft disclosed in numerous reports, the year also marked important progress on Microsoft's Environmental, Social, and Governance ("ESG") commitments. One year after announcing an ambitious set of climate-related pledges, Microsoft issued its most comprehensive environmental sustainability report to date, which details actions the Company is taking to be carbon negative, as well as setting our plans to become water positive, zero waste, and create a "Planetary Computer" to gather data that will help improve the world's biodiversity. Microsoft issued a report detailing a number of the actions it has taken on the one-year anniversary of the Company's launch of its Racial Equity Initiative, which involves a set of commitments the Company is taking over the next five years to address racial injustice. Microsoft reported advances in its 2020 Global Diversity and Inclusion Report, while acknowledging the significant work still needed. For these reports and information across a breadth of ESG topics, we encourage you to read the progress reports Microsoft published over the course of the past fiscal year which are available at microsoft.com/transparency and microsoft.com/csr.

This Proxy Statement describes Microsoft's corporate governance policies and practices that foster the Board's effective oversight of the Company's business strategies and practices. A key component to our effective governance is the Board's commitment to provide oversight and perspectives reflecting a diversity of independent views. This year's Board nominees represent a wide range of backgrounds and expertise. We believe our diversity of experiences, perspectives, and skills contributes to the Board's effectiveness in managing risk and providing guidance that positions Microsoft for long-term success in a dynamically changing business environment. Of the 12 Board nominees, 11 are independent, which includes our Lead Independent Director and all Committee chairs and members.

We are pleased to announce the nomination of Carlos Rodriguez for election to the Board at our Annual Meeting. Mr. Rodriguez is President and CEO of Automatic Data Processing, Inc. ("ADP") and a member of the ADP board. He is an accomplished business leader who has driven major advances in human capital management solutions at ADP and will bring significant insights and experience to Microsoft.

We were deeply saddened by the passing of Arne Sorenson earlier this year. We are grateful for his service to the Microsoft Board of Directors and mentorship over the years and we offer our continued condolences to his family, loved ones, and his friends and colleagues at Marriott.

The Proxy Statement also includes information about all of the management and shareholder proposals up for a vote at the Company's Annual Meeting. We value your vote and we encourage you to use one of the options laid out in this proxy to vote your shares whether or not you plan to join us for the Annual Meeting. As we look ahead, we continue to see tremendous opportunities for the Company's business and shareholder value creation, with the ability to deliver positive impacts at a global scale. We appreciate your investment in Microsoft and thank you for the trust you place in us and the opportunity to serve you and our Company as directors.

Sincerely,

Your Board of Directors



Notice of 2021 Annual Shareholders Meeting

Date
November 30, 2021

Time
8:30 a.m. Pacific Time

Virtual Meeting
This year's meeting is a virtual shareholders meeting at virtualshareholdermeeting.com/MSFT21

Record Date
September 30, 2021. Only shareholders of record at the close of business on the record date are entitled to receive notice of, and to vote at, the Annual Meeting.

Proxy Voting
Make your vote count. Please vote your shares promptly to ensure the presence of a quorum during the Annual Meeting. Voting your shares now via the Internet, by telephone, or by signing, dating, and returning the enclosed proxy card or voting instruction form will save the expense of additional solicitation. If you wish to vote by mail, we have enclosed an addressed envelope with postage prepaid if mailed in the United States. Submitting your proxy now will not prevent you from voting your shares during the Annual Meeting, as your proxy is revocable at your option. We are requesting your vote to:

Items of Business
- Elect the 12 director nominees named in this Proxy Statement
- Approve, on a nonbinding advisory basis, the compensation paid to our named executive officers ("say-on-pay vote")
- Approve the Employee Stock Purchase Plan
- Ratify the selection of Deloitte & Touche LLP as our independent auditor for fiscal year 2022
- Vote on five shareholder proposals, if properly presented at the Annual Meeting
- Transact other business that may properly come before the Annual Meeting

Address of Corporate Headquarters
One Microsoft Way, Redmond, WA 98052

Meeting Details
See Part 5 – Information About the Meeting for details.

Important notice regarding the availability of proxy materials for the Annual Meeting to be held on November 30, 2021.
Our 2021 Proxy Statement and Annual Report to Shareholders are available at microsoft.com/investor.

By Order of the Board of Directors

Hossein Nowbar
Secretary

Redmond, Washington
October 14, 2021

Proxy Statement Table of Contents

Proxy summary **1**

1 Governance and our Board of Directors

Board of Directors Oversight Roles	9
Our Governance Structure	11
Director Selection and Qualifications	19
Board Composition	20
Our Director Nominees	22
Director Compensation	29

2 Named Executive Officer Compensation

A Letter from the Compensation Committee	32
Compensation Discussion and Analysis	33
Section 1 – Performance Update	33
Section 2 – Executive Compensation Program Enhancements	36
Section 3 – Pay Setting	37
Section 4 – Fiscal Year 2021 Compensation Program Design	41
Section 5 – Fiscal Year 2021 Compensation Decisions	45
Section 6 – Other Compensation Policies and Information . .	52
Compensation Committee Report	54
Fiscal Year 2021 Compensation Tables	55
Summary Compensation Table	55
Grants of Plan-Based Awards	56
Outstanding Equity Awards at June 30, 2021	57
Option Exercises and Stock Vested	58
Nonqualified Deferred Compensation	58
CEO Pay Ratio	59
Equity Compensation Plan Information	59
Stock Ownership Information	60
Principal Shareholders	61

3 Audit Committee Matters

Audit Committee Report	62
Fees Billed by Deloitte & Touche	64
Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditor	65

4 Proposals to be Voted on During the Meeting

Management Proposal 1: Election of 12 Directors	66
Management Proposal 2: Advisory Vote to Approve Named Executive Officer Compensation	67
Management Proposal 3: Approve Employee Stock Purchase Plan	69
Management Proposal 4: Ratification of the Selection of Deloitte & Touche LLP as Independent Auditor for Fiscal Year 2022	72
Shareholder Proposals	73

5 Information About the Meeting

Date, Time, and Place of Meeting	83
Proxy Materials are Available on the Internet	83
Participating in the Annual Meeting	83
Soliciting Proxies	84
Householding	84
Election of Directors	84
Voting	85
Shareholders Entitled to Vote; Quorum	85
Vote Required; Effect of Abstentions and Broker Non-Votes	85
Vote Confidentiality	85
Tabulation of Votes	86
Where to Find More Proxy Voting Information	86
Where to Find our Corporate Governance Documents	86
Proposals by Shareholders for 2022 Annual Meeting	86
Other Business	87

Annex A — Employee Stock Purchase Plan	**88**

Proxy Summary

This summary highlights information contained elsewhere in this Proxy Statement. This summary does not contain all information you should consider. Please read this entire Proxy Statement carefully before voting.

Annual Shareholders Meeting

Date: November 30, 2021

Time: 8:30 a.m. Pacific Time

Meeting Agenda:
The meeting will cover the proposals listed under voting matters and vote recommendations below, and any other business that may properly come before the meeting.

Place: virtualshareholdermeeting.com/MSFT21

Record Date: September 30, 2021

Mailing Date:
This Proxy Statement was first mailed to shareholders on or about October 20, 2021.

Voting:
Shareholders as of the record date are entitled to vote. Each share of common stock of Microsoft Corporation ("Company") is entitled to one vote for each director nominee and one vote for each of the proposals.

Vote in Advance of the Meeting

 **Vote your shares at proxyvote.com.**
Have your Notice of Internet Availability or proxy card for the 16-digit Control Number needed to vote.

 **Call toll-free number 1-800-690-6903.**

 **Sign, date, and return the enclosed proxy card or voting instruction form.**

Vote Online During the Meeting

 **See page 86** in Part 5 – Information About the Meeting for details on voting your shares during the meeting through proxyvote.com.

Voting Matters and Vote Recommendations

See Part 4 – Proposals to be Voted on During the Meeting for more information.

	Board Recommends	See Page
Management Proposals		
Election of 12 Directors	FOR	**66**
Advisory Vote to Approve Named Executive Officer Compensation ("say-on-pay vote")	FOR	**67**
Approve Employee Stock Purchase Plan	FOR	**69**
Ratification of the Selection of Deloitte & Touche LLP as our Independent Auditor for Fiscal Year 2022	FOR	**72**
Shareholder Proposals		
Report on median pay gaps across race and gender	AGAINST	**73**
Report on effectiveness of workplace sexual harassment policies	AGAINST	**75**
Prohibition on sales of facial recognition technology to all government entities	AGAINST	**77**
Report on implementation of the Fair Chance Business Pledge	AGAINST	**79**
Report on how lobbying activities align with Company policies	AGAINST	**81**

Our Director Nominees

See Part 1 – Governance and our Board of Directors for more information.

The following table provides summary information about each of the 12 director nominees. Each director is elected annually by a majority of votes cast. The Board has nominated Carlos Rodriguez for election as director. If elected, his term will begin on November 30, 2021. The Board has approved an increase in its size from 11 members to 12 members effective as of November 30, 2021.

Name Occupation	Age	Director Since	Independent	Other Public Boards	Committee Memberships AC	CC	GN	RPP
Reid G. Hoffman *General Partner, Greylock Partners*	54	2017	Yes	2				
Hugh F. Johnston *Vice Chairman, Executive Vice President, and CFO, PepsiCo, Inc.*	60	2017	Yes	1	F C			
Teri L. List *Former Executive Vice President and CFO, The Gap, Inc.*	58	2014	Yes	3	F		M	
Satya Nadella *Chairman and CEO, Microsoft Corporation*	54	2014	No	1				
Sandra E. Peterson *Operating Partner, Clayton, Dubilier & Rice, LLC*	62	2015	Yes	2		C	M	
Penny S. Pritzker *Founder and Chairman, PSP Partners, LLC*	62	2017	Yes	0				C
Carlos A. Rodriguez *President, CEO, and Director, Automatic Data Processing, Inc.*	57	Nominee	Yes	1				
Charles W. Scharf *CEO, President, and Director, Wells Fargo & Company*	56	2014	Yes	1		M	M	
John W. Stanton *Founder and Chairman, Trilogy Partnerships*	66	2014	Yes	2	M			M
John W. Thompson *Lead Independent Director, Microsoft Corporation; Former CEO and Director, Virtual Instruments Corporation*	72	2012	Yes	1			C	M
Emma N. Walmsley *CEO and Director, GlaxoSmithKline plc*	52	2019	Yes	1		M		M
Padmasree Warrior *Founder, President, and CEO, Fable Group, Inc.*	60	2015	Yes	1		M		

AC: Audit Committee
CC: Compensation Committee
GN: Governance and Nominating Committee
RPP: Regulatory and Public Policy Committee

C Chair
M Member
F Financial Expert and Member

The Board will consider committee appointments for Carlos Rodriguez if he is elected to the Board.

Executive Compensation Advisory Vote

Our Board recommends that shareholders vote to approve, on an advisory basis, the compensation paid to the Company's named executive officers ("Named Executives") as described in this Proxy Statement ("say-on-pay vote"), for the reasons below.

Pay for Performance

We have executed on our pay for performance philosophy.

- Over 60% of the annual target compensation opportunity for our Named Executives was performance-based on average

- 50% (70% for the CEO) of the annual cash incentive is determined based on pre-established financial targets, and the other 50% (30% for the CEO) is determined based on operational performance in three weighted performance categories

- The metrics for our performance stock awards are reviewed annually to ensure they reflect key business developments that drive long-term growth

- Our performance stock awards ("PSAs") include a relative total shareholder return ("TSR") modifier to reward significant positive outperformance and align executives' and shareholders' long-term interests

- At least 70% of target compensation for our Named Executives was equity-based, providing incentives to drive long-term business success and direct alignment with returns to shareholders

See Part 2 – Named Executive Officer Compensation for more information.

Sound Program Design

We design our executive officer compensation programs to attract, motivate, and retain the key executives who drive our success and industry leadership, while considering individual and Company performance and alignment with the long-term interests of our shareholders. We achieve our objectives through compensation that:

- Provides a competitive total pay opportunity

- Delivers a majority of pay based on performance

- Consists primarily of stock-based compensation

- Enhances long-term focus through multi-year vesting of stock awards

- Does not encourage unnecessary and excessive risk taking

Executive Pay Program Incorporates Shareholder Feedback

In discussing the design of our compensation program with investors in fiscal year 2021, several key themes emerged in the feedback we received. The Compensation Committee evaluated these themes and implemented enhancements to our fiscal year 2021 compensation program that both respond directly to shareholder input and further increase pay-for-performance alignment at Microsoft. Shareholder feedback and responsive actions taken in fiscal year 2021 include:

Feedback Themes

- Increase the component of the annual cash incentive based on pre-established metrics to further strengthen our CEO's accountability to achieving results on the objective financial metrics that most closely align with our business strategy

- Shift the mix of our CEO's equity to be majority performance stock award

- Include a downside adjustment on the PSA payout, so that the TSR multiplier provides both upside and downside exposure for executives

Actions Taken

- Increased the weighting of the financial performance portion of the CEO's annual cash incentive from 50% to 70% for fiscal year 2021, split evenly between Incentive Plan Revenue (35%) and Incentive Plan Operating Income (35%)

- Increased the performance stock award portion of our CEO's equity awards from 50% to 70% for fiscal 2021

- Revised the relative TSR modifier for fiscal year 2021 PSAs to include a downside adjustment on PSA payouts if relative TSR falls below the 40th percentile of the S&P 500

Business Overview

Our Business Performance

In fiscal year 2021, we continued to achieve strong business results, focusing on enabling the success and earning the trust of our customers. We expanded our offerings and accelerated innovation to capture the opportunities that the era of intelligent cloud and intelligent edge is creating for our customers. We continue to improve our position as a trusted partner to our customers, accelerating their digital transformations through our key cloud technologies, productivity tools, and artificial intelligence assets.

Fiscal Year 2021 Achievements

$168.1 billion	**$69.9 billion**	**$61.3 billion**	**$8.05**
Revenue, an 18% increase	Operating income, a 32% increase	Net income, a 38% increase	Diluted earnings per share, a 40% increase

Percentages are year-over-year.

Other highlights from fiscal year 2021 included:

- Commercial cloud revenue increased 34% to $69.1 billion
- Office Commercial products and cloud services revenue increased 13%
- Office Consumer products and cloud services revenue increased 10%
- LinkedIn revenue increased 27%
- Dynamics products and cloud services revenue increased 25%
- Server products and cloud services revenue increased 27%
- Windows original equipment manufacturer licensing ("Windows OEM") revenue increased slightly
- Windows Commercial products and cloud services revenue increased 14%
- Xbox content and services revenue increased 23%
- Search advertising revenue, excluding traffic acquisition costs, increased 13%
- Surface revenue increased 5%

Key performance indicators are defined in our Form 10-K for the fiscal year ended June 30, 2021.

Strong Long-Term Performance

Total Shareholder Return*
through June 30, 2021



33.6% — 1 Year
104.1% — 2 Year
185.4% — 3 Year

Our total shareholder return and total cash returned to shareholders for the past three years have continued to be strong.

Total Cash Returned to Shareholders
(in billions)



	FY19	FY20	FY21
Buyback	$16.8	$19.7	$22.9
Dividend	$14.1	$15.5	$16.9

■ Buyback ■ Dividend

* Total shareholder return includes reinvestment of dividends.

Governance and Board Best Practices

Our mission to empower every person and every organization on the planet to achieve more is ambitious, and we cannot fulfill it with a narrow or short-term focus. Our adoption of leading governance practices fosters our sustained business success over the long term. Strong corporate governance, informed by participation from our shareholders, is essential to achieving our mission. During fiscal year 2021, independent members of our Board and members of management engaged with a cross-section of shareholders owning approximately 50% of our shares and provided shareholder feedback to the Board.

Our Board believes that having a diverse mix of directors with complementary qualifications, expertise, and attributes is essential to meeting its oversight responsibility. Of our 12 Board nominees, 11 are independent. Having an independent Board is a core element of our governance philosophy.

Our Director Nominees

Board Diversity
 8

Financial
 6

Global Business
 11

Leadership
 12

Mergers and Acquisitions
 12

Sales and Marketing
 5

Technology
 7

Board Diversity



67% 4 8

■ Diverse ■ Non-diverse

Gender Diversity



42% 5 7

■ Women ■ Men

Ethnic Diversity



33% 4 8

■ Diverse ■ Non-diverse

Independent, Effective Board Oversight

- Lead Independent Director
- 11 of 12 director nominees are independent
- All committee chairs and members are independent
- Board-adopted refreshment commitment to maintain an average tenure of 10 years or less for its independent directors as a group
- The Board is committed to actively seeking highly qualified women and individuals from minority groups to include in the pool of potential Board nominees and CEO candidates

- Executive sessions provided for all quarterly Board and committee meetings
- Annual Board and committee evaluations, periodically using a third-party facilitator to conduct the evaluations
- Director orientation and continuing education and strategy programs for directors
- All current Audit Committee members meet the NASDAQ listing standard of financial sophistication and two members are audit committee financial experts under the Securities and Exchange Commission ("SEC") rules

Shareholder Rights

- Single class of stock with equal voting rights

- All directors are elected annually

- Directors are elected by majority vote in uncontested elections

- Confidential voting policy

- 15% of outstanding shares can call a special meeting

- Our bylaws provide for "proxy access" by shareholders

See Part 1 – Governance and our Board of Directors and Part 5 – Information About the Meeting for more information.

Microsoft

1. Governance and our Board of Directors

Earning Trust

Earning the trust of our customers, partners, shareholders, and other stakeholders is the foundation of our business success and is fundamental to realizing Microsoft's mission to empower every person and every organization on the planet to achieve more. The Board of Directors is committed to building trust through strong corporate governance, effective oversight, and strategic engagement. Together, these ensure accountability and position Microsoft for sustained success in a turbulent world.

Like many in the investor community, the Board and Microsoft's leaders recognize the interconnections between corporate governance and effective business responses to pressing environmental and social challenges. As the practice of Environmental, Social, and Governance ("ESG") investing has advanced, Microsoft and its Board have proactively engaged with investors to learn from their perspectives and to share the Company's approach. Microsoft's Board of Directors and management team understands that ESG performance is linked in myriad ways to the Company's long-term financial performance and growth that is sustainable in every sense of the word. We are committed to building and executing on strategies to help foster a healthy planet and advance a more inclusive economy that fosters additional growth opportunities for everyone.

From our CEO and senior management and throughout our organization, we are working to conduct our business in principled ways that make a significant positive impact on important global issues. Our Board of Directors provides insight, feedback, and oversight across a broad range of environmental and social matters. In particular, the responsibilities of the Board's Regulatory and Public Policy Committee include providing oversight and guidance to the Board and management about the Company's policies and programs that relate to corporate social responsibility. The Audit Committee, Compensation Committee, and Governance and Nominating Committee also have responsibilities relating to ESG topics and in fiscal year 2021 each of these Committees considered emerging ESG issues that fall under their charter.

Concrete Commitments Plus Transparency Drive Results

We hold ourselves accountable by publicly reporting on our policies, practices, and performance to provide our stakeholders visibility into how we are meeting our commitments and responsibilities. We believe our position in the world demands it, and we are confident that it is critical to fostering our long-term business success. This year Microsoft released its first annual progress reports related to important commitments we have made to environmental sustainability and racial equity. Our Reports Hub available at microsoft.com/transparency provides a consolidated, comprehensive view of our ESG reporting and data ranging from our carbon footprint to workforce demographics to political donations. We work to align our ESG reporting to global standards such as sector-based materiality maps provided by the Sustainable Accounting Standards Board. In addition, we were among the first companies to align our human rights work with the United Nations Guiding Principles on Business and Human Rights and to adopt the United Nations Guiding Principles Reporting Framework.

Recognizing the interest of shareholders in establishing greater transparency about corporate political contributions, we disclose our political contributions to support candidates and ballot measures and how certain of our trade association membership dues are used for political activities. As part of our commitment to transparency, we developed the Principles and Policies for Guiding Microsoft's Participation in the Public Policy Process in the U.S., which focuses on ensuring compliance with applicable federal and state laws and goes beyond compliance to implement what we consider leading practices in corporate accountability, transparency, integrity, and responsibility. The policy is available at microsoft.com/public-policy-engagement.

The corporate governance policies and practices described throughout this Proxy Statement and the effective, engaged Board oversight they foster provide the foundation for all of our ESG commitments.

Engagement with Environmental and Social Topics

Below are four of our most important ESG initiatives that we know are of interest to many of our shareholders and other stakeholders based on the feedback we have received. A wide range of information about other environmental and social topics is available at microsoft.com/csr.

Environmental Sustainability

Our strategy for a sustainable future focuses on climate, ecosystems, water, and waste. In January 2020, we announced a bold commitment and detailed plan to be carbon negative by 2030, and to remove from the environment by 2050 all the carbon we have emitted since Microsoft's founding in 1975. This included a commitment to invest $1 billion over four years in new technologies and innovative climate solutions. We built on this pledge by adding commitments to be water positive by 2030, zero waste by 2030, and to protect ecosystems by developing a Planetary Computer. Furthermore, we enhanced transparency by subjecting the data in our annual sustainability report to third-party review and to accountability by including progress on sustainability goals as a factor in determining executive pay. The report on the first year of progress meeting these commitments is available at aka.ms/MSFTsustainabilityreport2020 and the latest information is available at microsoft.com/environment. Microsoft's Regulatory and Public Policy Committee provides oversight and guidance on Microsoft's environmental sustainability strategy and commitments.

Human Capital

We aim to recruit, develop, and retain world-changing and diverse talent. To foster their success and ours, we seek to create an environment where people can do their best work – a place where they can proudly be their authentic selves, and where they know their needs can be met. We've used the concept of a growth mindset to transform our culture. It starts with a belief that everyone can grow and develop; that potential is nurtured, not predetermined; and that anyone can change their mindset. We're also working to transform human resources using data, technology, process excellence, and investing in our people. For instance, we've sought to align our employee benefits to our culture, evolving them to be more holistic and inclusive.

Over the past several years we've sought to drive inclusive opportunity by providing increased transparency on our diversity and inclusion ("D&I") commitments and making progress in applying and advancing D&I practices across our workplace, including a focus on allyship, behavior modeling, broadening our search for talent, and nurturing employee advocacy groups. Information regarding our diversity and racial equity initiatives is available at microsoft.com/diversity and microsoft.com/racial-equity-initiative, and our general approach to human capital management in the "Human Capital Resources" section of our Form 10-K for the fiscal year ended June 30, 2021. As just one recent example of our commitment to our people, in fiscal year 2021 Microsoft expanded eligibility for stock grants in our annual performance rewards system to hourly employees and non-U.S. employees in equivalent levels (excluding employees at nonintegrated acquisition subsidiaries). For the fiscal year 2021 rewards period, 99.99% of our employees who were eligible for our annual performance rewards were eligible for stock grants. Microsoft's Board and its Compensation Committee provide oversight and guidance to management on workplace and culture.

Racial Equity Initiative

Microsoft's Racial Equity Initiative is a series of commitments designed to address the injustice and inequity experienced by racial and ethnic minorities in the U.S., including Black and African American communities, which centers on three multi-year pillars.

- Increasing our representation and strengthening our culture of inclusion by doubling the number of Black and African American and Hispanic and Latinx people managers, senior individual contributors, and senior leaders in the U.S. by 2025

- Evolving our ecosystem with our supply chain, banking partners, and partner ecosystem

- Strengthening our communities by using data, technology, and partnerships to help address racial injustice and inequities of the Black and African American communities in the U.S., and improve the safety and well-being of our employees and their communities

A link to the first year progress report for the communities pillar of this initiative, and other information, is available at microsoft.com/racial-equity-initiative. Microsoft's Board, its Regulatory and Public Policy Committee, and its Compensation Committee provide oversight on many aspects of the Company's commitments through its Racial Equity Initiative.

Responsible Artificial Intelligence

Microsoft is committed to ensuring our artificial intelligence ("AI") breakthroughs are developed responsibly, earn people's trust, and benefit society. Microsoft created our Office of Responsible AI ("ORA") and a multidisciplinary internal AI, Ethics, and Effects in Engineering and Research Committee ("AETHER"), to establish an internal governance structure that provide principles, practices, tools, and compliance processes across the Company that help to ensure Microsoft is upholding its AI principles in its development of AI technology and products. ORA sets our rules and governance processes, working closely to enable teams across the Company, and AETHER advises our leadership on the challenges and opportunities presented by AI innovations. Together, ORA and AETHER work closely with our engineering and sales teams to help them uphold Microsoft's AI principles in their day-to-day work. We are active on the public policy front calling for laws and regulation on AI technologies like facial recognition to ensure that the promise of AI is realized for the benefit of society at large while protecting fundamental rights. We describe our approach to AI at microsoft.com/ai/our-approach. Microsoft's Board and its Regulatory and Public Policy Committee provide oversight and guidance on Microsoft's approach to Responsible AI.

A Code of Conduct that Drives Compliance and Culture

As our shareholders and other stakeholders increasingly focus on the importance of ESG topics, Microsoft benefits from our longstanding commitments to conducting our business in ways that are principled, transparent, and accountable. The foundation of these commitments is expressed in Microsoft's Standards of Business Conduct ("Standards") at aka.ms/policiesandguidelines which apply to our employees, officers, Board of Directors, and our subsidiaries and controlled affiliates across the globe. These Standards require not only legal compliance, but also broader commitments to address accessibility, diversity and inclusion, human rights, and privacy. In support of these Standards, we strive to build a workplace culture that embraces learning and fosters trust – a culture where every employee feels free to ask questions and raise concerns when something doesn't seem right. We extend our high expectations to suppliers who do business with Microsoft, requiring them to uphold the human rights, labor, health and safety, environmental, and business ethics practices prescribed in our Supplier Code of Conduct at aka.ms/scoc.

Board of Directors Oversight Roles

Shareholders elect our Board to serve their long-term interests and to oversee management. Our Board and its committees work closely with management to provide oversight, review, and counsel related to long-term strategy, risks, and opportunities, and feedback from shareholders. Our Board works with management to determine our mission and long-term strategy. It also oversees business affairs and integrity, risk management, CEO succession planning, and performs the annual CEO evaluation. Our Board looks to the expertise of its committees to provide strategic oversight in their areas of focus. Examples of oversight areas are provided below.

Strategy

Led by our CEO, senior management develops and executes our business strategy. They manage our operations and work to model our desired culture, create innovative products, establish accountability, and control risk. Our CEO and senior management also align our structure, operations, people, policies, and compliance efforts to our mission and strategy.

Overseeing management's development and execution of the Company's strategy is one of our Board's primary responsibilities. The Board works closely with senior management to respond to a dynamically changing business environment. Management benefits from the insights and perspectives of a diverse mix of directors with complementary qualifications, expertise, and attributes. Senior management and other leaders from across the Company provide business and strategy updates to our Board through regular strategy-focused meetings. At meetings throughout the year, the Board also assesses the strategic alignment of the Company's budget and capital plan and its strategic acquisition and integration process. For large acquisitions such as LinkedIn, GitHub, ZeniMax Media, and our pending acquisition of Nuance Communications, the Board engages management on a broad range of considerations, such as due diligence findings, valuation, and integration planning.

Risk Oversight

The Board of Directors

Effective risk management is critical to Microsoft's ability to achieve its mission. The Board exercises direct oversight of strategic risks to the Company and other risk areas not delegated to one its committees. For example, the Board maintains direct oversight over cybersecurity risk. The Board receives and provides feedback on regular updates from management regarding cybersecurity governance processes, the status of projects to strengthen internal cybersecurity, security features of the products and services we provide our customers, and the results of security breach simulations. The Board also discusses recent incidents throughout the industry and the emerging threat landscape. The committees are charged with specific areas of risk oversight, summarized below, and regularly report back to the full Board.

Audit Committee	Compensation Committee	Governance and Nominating Committee	Regulatory and Public Policy Committee
With the Board, oversees Microsoft's risk management. Provides oversight with respect to the Company's financial statements; compliance with legal and regulatory requirements and corporate policies and controls, including controls over financial reporting, computerized information systems and security; as well as the independent auditor and internal audit function.	Provides oversight with respect to compensation and benefits programs, oversees human capital management and diversity and inclusion, oversees senior management succession planning and compensation, and advises the Board on CEO compensation.	Provides oversight with respect to director selection and succession planning, Board effectiveness and independence, committee functions and charters, adherence to our corporate governance framework, and other corporate governance matters.	Provides oversight and guidance with respect to key non-financial regulatory risks; oversees management policies and programs relating to competition and antitrust, privacy, trade, digital safety, artificial intelligence, and environmental sustainability; and reviews government relations activities and public policy agenda.

Company Management

The Board, in consultation with each of its committees, oversees company management in exercising its responsibility managing risk.

The Board of Directors relies upon senior management to supervise risk management activities within the Company. Senior management is responsible for developing a continuously improving culture of risk aware practices to identify and manage the appropriate level of risk in pursuit of our business objectives. On a regular basis, the Board and its committees engage with our senior management, our chief risk executive and our chief compliance officer, and other members of management on risk as part of broad strategic and operational discussions which encompass interrelated risks, as well as on a risk-by-risk basis. Senior management is supported in these efforts through the operation of our enterprise risk management program. The program involves the input of management, the enterprise risk organization, a risk management community within our business teams, and subject matter experts from across the Company, and drives the identification, prioritization, and mitigation of the Company's most significant risks. In addition, risk management is supported by our compliance organization, investigatory teams, internal audit and external audit reviews, and our legal department. Microsoft has also established robust standards of business conduct that apply to all employees globally and provides numerous methods for employees to elevate risk concerns directly to management or through anonymous channels.

Culture and Workplace

Our culture isn't what we talk or write about; it's what we live every day. Our senior management holds itself accountable to modeling the culture we strive for. We focus on creating a respectful, rewarding, diverse, and inclusive work environment that allows our people to build meaningful careers. Key to this environment is cultivating a growth mindset, where our workforce is focused on learning, listening, and growing. We have identified four attributes that allow growth mindset to flourish:

- Obsessing over what matters to our customers
- Becoming more diverse and inclusive in everything we do
- Operating as "One Microsoft" – a unified company instead of multiple siloed businesses
- Making a difference in the lives of each other, our customers, and the world around

Our employee listening systems enable us to gather feedback directly from our workforce to inform our programs and employee needs globally. Eighty-eight percent of employees globally participated in our fiscal year 2021 MS Poll engagement survey, which covers a variety of topics such as inclusion, pay and benefits, and learning and development. Throughout the fiscal year, we also collect nearly 75,000 Daily Pulse employee survey responses. During fiscal year 2021, our Daily Pulse surveys gave us invaluable insights into ways we could support employees through the COVID-19 pandemic and addressing racial injustice. In addition to poll and pulse surveys, we gain insights through onboarding and exit surveys, internal Yammer channels, employee Q&A sessions, and AskHR Service support.

The Board and the Compensation Committee engage with senior management, including Human Resources executives, across a broad range of human capital management topics. These topics include culture, succession planning and development, compensation, benefits, employee recruiting and retention, and diversity and inclusion. Additionally, each year the Compensation and Audit Committees evaluate management's annual assessment of risk related to our compensation policies and practices, including reviewing the work of management's Sales Incentive Compensation Governance Committee.

Our Governance Structure

Framework

We have developed a corporate governance framework designed to ensure our Board has the authority and practices in place to review and evaluate our business operations and to make decisions independent of management. Our goal is to align the interests of directors, management, and shareholders, and comply with or exceed the requirements of the NASDAQ Stock Market, LLC ("Nasdaq") and applicable laws and regulations. This framework establishes the practices our Board follows with respect to, among other things, Board composition and member selection, Board meetings and involvement of senior management, director compensation, CEO performance evaluation, management succession planning, and Board committees. The Board is committed to seeking opportunities for improvements on an ongoing basis. Each summer, the Board updates our corporate governance framework based on shareholder feedback, results from the annual shareholders meeting, the Board and committees' self-assessments, governance best practices, and regulatory developments.

Our Corporate Governance Documents

- Articles of Incorporation
- Bylaws
- Corporate Governance Guidelines
- Director Independence Guidelines
- Microsoft Finance Code of Professional Conduct
- Microsoft Standards of Business Conduct
- Audit Committee Charter and Responsibilities Calendar
- Compensation Committee Charter
- Governance and Nominating Committee Charter
- Regulatory and Public Policy Committee Charter
- Executive Stock Ownership Policy
- Executive Compensation Recovery Policy
- Compensation Consultant Independence Standards

These documents are available on our website at aka.ms/policiesandguidelines.

Shareholder Rights

Microsoft strives to implement best practices in shareholder rights and to ensure the Company and Board align with the long-term interests of shareholders. We have enhanced our corporate governance framework over time based on input from our Board, shareholders, and other governance experts. Shareholder rights include:

- Single class of shares with each share entitled to one vote
- Annual election of all directors (unclassified board)
- Majority voting standard for directors in uncontested elections
- Confidential voting policy
- Shareholders of 15% of outstanding shares have the right to call a special meeting
- Proxy access bylaw allows groups of up to 20 shareholders holding 3% of shares for at least three years to nominate up to two individuals or 20% of the Board (whichever is greater) for inclusion in the proxy statement and ballot for election at an annual shareholders meeting

Other requirements that align Company and long-term interests of shareholders include:

- Significant stock ownership requirements for directors, executive officers, and other senior leaders

- Strong 'no-fault' executive compensation recovery ("clawback") policy that applies to executive officers, other senior leaders, and our chief accounting officer

- Strict hedging and pledging prohibitions against our directors and executive officers hedging their ownership of Microsoft stock, including by trading in options, puts, calls, or other derivative instruments related to Company equity or debt securities. Directors and executive officers are prohibited from purchasing Microsoft stock on margin, borrowing against Microsoft stock held in a margin account, or pledging Microsoft stock as collateral for a loan

- Board tenure policy that seeks to maintain an average tenure of 10 years or less for the Board's independent directors

- Public company board service guideline that, absent circumstances that enable the director to have sufficient capacity, generally no director should serve on more than three other public company boards. Directors who are current CEOs should not serve on more than one other public company board

Shareholder Engagement

Effective corporate governance includes regular, constructive conversations with our shareholders to proactively seek shareholder insights and to answer shareholder inquiries. We maintain an active dialogue with shareholders to ensure we thoughtfully consider a diversity of perspectives on issues including strategy, business performance, risk, culture and workplace topics, compensation practices, and a broad range of ESG issues. As noted above, the Board updates our corporate governance framework each summer based on a number of inputs, including shareholder feedback.

Our Office of the Corporate Secretary coordinates shareholder engagement with Investor Relations and provides a summary of all relevant feedback to our Board. In fiscal year 2021, members of our Board and management engaged with a cross-section of shareholders owning approximately 50% of Microsoft shares. In addition, throughout the year our Investor Relations group engages with our shareholders, frequently along with Mr. Nadella, our Chairman and CEO, and Ms. Hood, our CFO.

To communicate broadly with our shareholders, we also seek to transparently share ESG information relevant to our shareholders through our Investor Relations website, our Annual Report, this Proxy Statement, our Reports Hub, and in posts on the Microsoft On the Issues blog.

Board Leadership

In fiscal year 2021, John Thompson served as Chairman until June 16, 2021. Effective June 16, the Board's independent directors unanimously elected Satya Nadella to the role of Chairman and CEO, and unanimously elected John W. Thompson as Lead Independent Director, a role he held previously from 2012 to 2014. In this role, Mr. Nadella leverages his deep understanding of the business to elevate the right strategic opportunities and identify key risks and mitigation approaches for the Board's review. As Lead Independent Director, Mr. Thompson retains significant authority including providing input on behalf of the independent directors on Board agendas, calling meetings of the independent directors, setting agendas for executive sessions, and leading performance evaluations of the CEO. Additional information about the role of the Lead Independent Director is available under 'Key Elements of Board Independence' below.

The Board does not have a policy as to whether the Chairman should be an independent director, an affiliated director, or a member of management. The independent directors annually appoint a Chairman of the Board. To ensure robust independent leadership on the Board, if the individual appointed as Chairman is not an independent director, or when the independent directors determine that it is in the best interests of the Company, the independent directors will also annually appoint a Lead Independent Director. Our Board believes its current leadership structure is appropriate because it effectively allocates authority, responsibility, and oversight between management and the independent members of our Board. It does this by giving primary responsibility for the operational leadership and strategic direction of the Company to our Chairman and Chief Executive Officer, while enabling the Lead Independent Director to facilitate our Board's independent oversight of management, promote communication between management and our Board, and support our Board's consideration of key governance matters. The Board believes its programs for overseeing risk, as described in this Part 1 under "Risk," would be effective under a variety of leadership frameworks and therefore do not materially affect its choice of structure.

CEO Succession

A primary responsibility of the Board is planning for CEO succession and overseeing identification and development of other members of the senior leadership team ("SLT"). The Board and the Compensation Committee work with the CEO and our Chief Human Resources Officer to plan for succession. For the CEO, the succession plan covers identification of internal and external candidates, and professional and leadership development plans for internal candidates. The Board annually reviews the CEO succession plan. The criteria used to assess potential CEO candidates are formulated based on the Company's business strategies, and include strategic vision, leadership, and operational execution. The Board is committed to actively seeking highly qualified women and individuals from minority groups to include in the pool of potential CEO candidates. The Board maintains an emergency succession contingency plan that is reviewed on an annual basis by the Board and Governance and Nominating Committee. The plan identifies roles and responsibilities of individuals who would act if an unforeseen event prevented the CEO from continuing to serve. The Compensation Committee reviews with the CEO and reports to the Board on development and succession plans for the other members of the SLT. The Board may review development and succession planning more frequently as it deems necessary or desirable.

Annual Board and Committee Evaluation Process

The Board is committed to a rigorous self-evaluation process. The Governance and Nominating Committee annually evaluates the performance of the Board. In fiscal year 2021, the evaluation included utilizing a third-party facilitator to seek feedback from each director, and the results were reported to and discussed with the Board. The report includes an assessment of the Board's compliance with the principles in the Corporate Governance Guidelines and identifies areas in which the Board could enhance its performance.

Our evaluation process is designed to elicit feedback on the processes, structure, composition, and effectiveness of the Board. The evaluation results have led to changes to facilitate increased Board effectiveness, including driving clarity on key areas for the Board's focus over the coming year, input on Board composition and recruiting, input on how to best operationalize Board meetings in a virtual environment, and the appropriate cadence and frequency for Board and committee meetings.

In addition, each committee annually evaluates its performance and reports the results to the Board. In fiscal year 2021 the evaluation of each committee included an assessment of the committee's compliance with the principles in the Corporate Governance Guidelines and its charter, and identified areas in which the committee could enhance its performance. Results requiring additional review or consideration are discussed at subsequent Board and committee meetings.

Director Attendance

Each quarter, our Board holds two-day meetings. Committee meetings occur the first day before the Board meeting. At each quarterly Board meeting, time is set aside for the independent directors to meet without management present. Additional executive sessions are held as needed.

In addition to the quarterly meetings, typically there are other regularly scheduled Board and committee meetings and several special meetings each year. Our Board met ten times during fiscal year 2021. In addition, in place of the annual strategy retreat in fiscal year 2021, the Board held six meetings dedicated to strategy topics which included presentations and discussions with members of our SLT and other senior management.

Each director nominee attended at least 75% of the aggregate of all fiscal year 2021 meetings of the Board and each committee on which he or she served. In fiscal year 2021, the Board and committees of the Board held a total of 33 meetings. Together, the director nominees attended at least 95% of the combined total meetings of the Board and the committees on which they were members in fiscal year 2021.

Directors are expected to attend the annual shareholders meeting, if practicable. All directors attended the 2020 Annual Meeting.

Director Orientation and Continuing Education

Our orientation programs are designed to familiarize new directors with our businesses, strategies, and policies and assist new directors in developing Company and industry knowledge to optimize their service on the Board.

Regular continuing education programs enhance the skills and knowledge directors use to perform their responsibilities. These programs may include internally developed programs or programs presented by third parties.

Director Stock Ownership Policy

To align the interests of our directors and shareholders, our directors are required to own Microsoft shares equal in value to at least three times the base annual retainer (cash and stock) payable to a director. Each director must retain 50% of all net shares (post-tax) from the retainer until reaching the minimum share ownership requirement. Stock deferred under the Deferred Compensation Plan for Non-Employee Directors counts toward the minimum ownership requirement. Each of our directors complied with our stock ownership policy in fiscal year 2021.

Derivatives Trading, Hedging, and Pledging

Our directors and executive officers are prohibited from trading in options, puts, calls, or other derivative instruments related to Microsoft equity or debt securities. They also are prohibited from purchasing Microsoft common stock on margin, borrowing against Microsoft common stock held in a margin account, or pledging Microsoft common stock as collateral for a loan. Employees, other than executive officers, are generally permitted to engage in transactions designed to hedge or offset market risk.

Board Independence

The Board's independence enables it to be objective and critical in carrying out its oversight responsibilities. The Corporate Governance Guidelines provide that a substantial majority of our directors will be independent. The independent members of the Board annually appoint a Lead Independent Director to facilitate the Board's oversight of management, promote communication between management and our Board, engage with shareholders, and lead consideration of key governance matters.

Key Elements of Board Independence at Microsoft

- *11 of 12 director nominees are independent* – We are committed to maintaining a substantial majority of directors who are independent of the Company and management. Except for our Chairman and CEO, Satya Nadella, all director nominees are independent

- *Board tenure* – We are committed to board refreshment. To strike a balance between retaining directors with deep knowledge of the Company and adding directors with a fresh perspective, the Board will seek to maintain an average tenure of 10 years or less for its independent directors as a group. The average tenure for our independent director nominees is 5.1 years. The average tenure is 5.3 years if Mr. Nadella is included.

- *Board diversity* – The Board is committed to actively seeking highly qualified women and individuals from minority groups to include in the pool of potential Board nominees and CEO candidates.

- *Executive sessions of independent directors* – At each quarterly Board meeting, time is set aside for the independent directors to meet in executive session without management present. Additional executive sessions are held as needed

- *Committee independence* – Only independent directors are members of the Board's committees. Each committee meets regularly in executive session

- *Independent compensation consultant* – The compensation consultant retained by the Compensation Committee is independent of the Company and management as required by the Compensation Consultant Independence Standards

- *Lead Independent Director* – The Lead Independent Director has a clearly defined set of responsibilities, significant authority, and provides independent Board leadership. John Thompson was selected by the independent members of the Board to serve as Lead Independent Director. Key responsibilities and authority include:

  - Leads the Board meetings when the Chairman and CEO is not present

  - Reviews and approves the agenda and schedule for Board meetings

  - Calls meetings of the independent directors

  - Chairs executive sessions and coordinates activities of the independent directors

  - Leads the Board's annual CEO performance evaluation

  - Coordinates Board oversight of CEO succession planning, including maintenance of an emergency succession plan

  - Chairs the annual shareholders meeting

  - Acts as liaison between the independent directors and the Chairman and CEO

  - Authorizes retention of outside counsel, advisors, or other consultants who report directly to the Board

  - When requested, represents the Board with internal and external audiences including shareholders

Board Committees

To support effective corporate governance, our Board delegates certain responsibilities to its committees, who report on their activities to the Board. These committees have the authority to engage legal counsel or other advisors or consultants as they deem appropriate to carry out their responsibilities. Our Board has an Audit Committee, Compensation Committee, Governance and Nominating Committee, and Regulatory and Public Policy Committee.

The table below provides summary information about each director nominee followed by a summary of each committee's responsibilities. Each committee has a charter describing its specific responsibilities which can be found on our website at aka.ms/boardcommittees. Carlos Rodriguez is nominated for election to the Board at the Annual Meeting. The Board will consider committee appointments for Mr. Rodriguez if he is elected to the Board.

Membership

Director	Audit	Compensation	Governance and Nominating	Regulatory and Public Policy
Reid G. Hoffman				
Hugh F. Johnston	C F			
Teri L. List	F		M	
Satya Nadella				
Sandra E. Peterson		C	M	
Penny S. Pritzker				C
Charles W. Scharf		M	M	
John W. Stanton	M			M
John W. Thompson			C	M
Emma N. Walmsley		M		M
Padmasree Warrior		M		
Number of meetings in fiscal year 2021	9	6	4	4







C Chair M Member F Financial Expert and Member

Audit

- Oversee the work of our accounting function and internal control over financial reporting

- Oversee internal auditing processes

- Inquire about significant risks, review our policies for enterprise risk assessment and risk management, and assess the steps management has taken to control these risks

- Review with management policies, practices, compliance, and risks relating to our investment portfolio

- Review with management the Company's business continuity and disaster preparedness planning

- Review compliance with significant applicable legal, ethical, and regulatory requirements, including those relating to regulatory matters that may have a material impact on our consolidated financial statements or internal control over financial reporting

The Audit Committee is responsible for the compensation, retention, and oversight of the independent auditor engaged to issue audit reports on our consolidated financial statements and internal control over financial reporting. The Audit Committee relies on the expertise and knowledge of management, the internal auditor, and the independent auditor in carrying out its oversight responsibilities.

The Board has determined that each Audit Committee member has sufficient knowledge in financial and auditing matters to serve on the Audit Committee. All current members of the Audit Committee meet the Nasdaq listing standard of financial sophistication and two are "audit committee financial experts" under SEC rules.

As provided in our Corporate Governance Guidelines, members of the Audit Committee ordinarily may not serve on over three public company audit committees (including Microsoft's). In calculating service on a public company board or audit committee, service on a board or audit committee of a parent and its substantially-owned subsidiary counts as service on a single board or audit committee. Any Audit Committee member's service on over three public company audit committees will be subject to the Board's determination that the member is able to effectively serve on the Company's Audit Committee. The Governance and Nominating Committee and the Board considered Ms. List's service on four public company audit committees, including her professional qualifications, former experience as a public company chief financial officer, and the nature of and time involved in her service on other boards. Following such review, the Board determined that Ms. List is able to effectively continue to serve on the Company's Audit Committee.

Compensation

- Assist our Board in establishing the annual goals and objectives of the CEO

- Establish the process for annually reviewing the CEO's performance

- Recommend our CEO's compensation to the independent members of our Board for approval

- Approve annual compensation, and in consultation with the CEO oversee performance evaluations, for the non-CEO members of the SLT

- Review and discuss with the CEO and report to the Board development and corporate succession plans for the non-CEO members of the SLT

- Oversee administration of the Company's equity-based compensation and retirement plans

- Monitor and evaluate the compensation and benefits structure of Microsoft, as the Committee deems appropriate, including policies regarding SLT compensation

- Oversee and advise the Board and management about Company programs for diversity and inclusion and human capital management

- Periodically review the compensation paid to non-employee directors and make recommendations to our Board for any adjustments

Our senior executives for Human Resources support the Compensation Committee in its work. The Committee may delegate its authority to subcommittees and to one or more designated members of the Committee. The Committee may delegate to one or more executive officers the authority to make grants of equity-based compensation to eligible individuals who are not executive officers and to administer the Company's equity-based compensation plans. The Committee has delegated to senior management the authority to make stock award grants to employees who are not members of the SLT or Section 16 officers and to administer the Company's equity-based compensation plans.

Independent compensation consultant – The Compensation Committee retained Pay Governance LLC as an independent compensation consultant throughout fiscal year 2021. The consultant advises the Committee on marketplace trends in executive compensation, management proposals for compensation programs, and executive officer compensation decisions. The consultant also evaluates compensation for non-employee directors, the next levels of senior management, and equity compensation programs generally. The consultant discusses recommendations to the Board on CEO compensation with the Committee, and is directly accountable to the Committee. To maintain the independence of the consultant's advice, neither firm provides or provided services to Microsoft other than those described above. The Committee has adopted Compensation Consultant Independence Standards which can be viewed on our website at aka.ms/policiesandguidelines. These standards require that the Committee annually assess the independence of its compensation consultant. A consultant satisfying the following requirements will be considered independent. The consultant (including each individual employee of the consultant providing services):

- Is retained and terminated by, has its compensation fixed by, and reports solely to, the Compensation Committee

- Is independent of the Company

- Will not perform any work for Company management except at the request of the Compensation Committee Chair and in the capacity of the Committee's agent

- Should not provide any unrelated services or products to the Company and its affiliates or management, except for surveys purchased from the consultant's firm

In assessing the consultant's independence, the Compensation Committee considers the nature and amount of work performed for the Committee during the year, the nature of any unrelated services performed for the Company, and the fees paid for those services in relation to the firm's total revenue. The consultant annually prepares for the Committee an independence letter providing assurances and confirmation of the consultant's independent status under the standards. The Committee believes that Pay Governance has been independent during its service for the Committee.

Governance and Nominating

- Determine and recommend the slate of director nominees for election to our Board during the annual shareholders meeting

- Identify, recruit, and recommend candidates for the Board

- Review and make recommendations to the Board about the composition of Board committees

- Annually evaluate the performance and effectiveness of the Board

- Annually assess the independence of each director

- Monitor adherence to, review, develop, and recommend changes to our corporate governance framework

- Review and provide guidance to the Board and management about the framework for the Board's oversight of, and involvement in, shareholder engagement

- Annually review the charters of Board committees and, after consultation with the respective committees, recommend to the Board appropriate changes

Regulatory and Public Policy

- Assist the Board in overseeing the Company's key non-financial regulatory risks that may have a material impact on the Company and its ability to sustain trust with customers, employees, and the public

- Oversee management policies and programs relating to legal, regulatory, compliance, and corporate responsibility matters concerning competition and antitrust, privacy, trade, digital safety, artificial intelligence, and environmental sustainability, as well as significant issues relating to accessibility, human rights, and responsible sourcing

- Review our government relations activity and political activities and expenditures

- Review our public policy agenda and position on significant public policy matters

1 GOVERNANCE AND
OUR BOARD OF
DIRECTORS

2 NAMED
EXECUTIVE OFFICER
COMPENSATION

3 AUDIT
COMMITTEE
MATTERS

4 PROPOSALS TO
BE VOTED ON DURING
THE MEETING

5 INFORMATION
ABOUT THE
MEETING

Director Selection and Qualifications

Shareholders elect our Board of Directors annually. In making its annual director nominations determination, the Board's objective is to recommend a group of directors that can best ensure the continuing success of our business and represent shareholder interests through the exercise of sound judgment using its diversity of experience and perspectives.

The Governance and Nominating Committee recommends to the Board director candidates for nomination and election during the annual shareholders meeting or for appointment to fill vacancies. The Committee works with our Board to determine the characteristics, skills, and experience for the Board as a whole and its individual members with the objective of having a board with diverse backgrounds, skills, and experience. In making its recommendations to our Board, the Committee considers the qualifications of individual director candidates applying the Board membership criteria described below. The Committee retains any search firm involved in identifying potential candidates and approves their fees.

For all directors, we require an independent mindset, integrity, personal and professional ethics, business judgment, and the ability and willingness to commit sufficient time to the Board. Our Board considers many factors in evaluating the suitability of individual director candidates, including their general understanding of global business, sales and marketing, finance, and other disciplines relevant to the success of a large, publicly traded company; understanding of our business and technology; educational and professional background; personal accomplishment; and national, gender, age, and ethnic diversity. In all cases, a record of significant accomplishment in a relevant arena is a must. The Board is committed to actively seeking highly qualified women and individuals from minority groups to include in the pool from which new candidates are selected. We work with our search firm to ensure the candidate slate provided to the Committee includes diverse candidates.

The Board does not believe that directors should expect to be re-nominated annually. In determining whether to recommend a director for re-election, the Committee considers the director's participation in and contributions to the activities of the Board, the results of the most recent Board evaluation, and meeting attendance.

When the Committee recruits new director candidates, that process typically involves either a search firm or a member of the Committee contacting a prospect to assess interest and availability. A candidate will then meet with members of the Board and Mr. Nadella, and then meet with members of management as appropriate. At the same time, the Committee and the search firm will contact references for the candidate. A background check is completed before a final candidate recommendation is made to the Board.

Shareholders previously elected all Board nominees, except Mr. Rodriguez. In recruiting Mr. Rodriguez, the Committee retained the search firm Spencer Stuart to help identify director prospects, perform candidate outreach, assist in reference checks, and provide other related services.

The Committee assesses its efforts to maintain an effective and diverse board as part of its regular responsibilities, which include annually:

• Reporting to our Board on the performance and effectiveness of the Board

• Presenting to our Board individuals recommended for election to the Board during the annual shareholders meeting

• Assessing the Committee's own performance

Shareholder Recommendations and Nominations of Director Candidates

Recommendations

The Governance and Nominating Committee considers shareholder recommendations for candidates for the Board of Directors using the same criteria described above. The name of any recommended candidate for director, together with a brief biographical sketch, a document indicating the candidate's willingness to serve if elected, and evidence of the nominating shareholder's ownership of Company stock must be sent to the attention of MSC 123/9999, Office of the Corporate Secretary, Microsoft Corporation, One Microsoft Way, Redmond, WA, 98052-6399.

Nominations

Our Bylaws provide for proxy access shareholder nominations of director candidates by eligible shareholders. A shareholder who wishes to formally nominate a candidate, whether for inclusion in the Company's proxy statement or not, must follow the procedures described in Article 1 of our Bylaws. Appropriately nominated proxy access candidates will be included in the Company's proxy statement and ballot.

Board Composition

Our Board of Directors believes that having a diverse mix of directors with complementary qualifications, expertise, and attributes is essential to meeting its oversight responsibility.

Director Nominee Qualifications, Expertise, and Attributes

 **Board Diversity**
Representation of gender, ethnic, or other perspectives that expand the Board's understanding of the needs and viewpoints of our customers, partners, employees, governments, and other stakeholders worldwide.

 8

 **Financial**
Leadership of a financial firm or management of the finance function of an enterprise, resulting in proficiency in complex financial management, capital allocation, and financial reporting processes.

 6

 **Global Business**
Experience driving business success in markets around the world, with an understanding of diverse business environments, economic conditions, cultures, and regulatory frameworks, and a broad perspective on global market opportunities.

 11

 **Leadership**
Extended leadership experience for a significant enterprise, resulting in a practical understanding of organizations, processes, strategic planning, and risk management. Demonstrated strengths in developing talent, planning succession, and driving change and long-term growth.

 12

 **Mergers and Acquisitions**
A history of leading growth through acquisitions and other business combinations, with the ability to assess "build or buy" decisions, analyze the fit of a target with a company's strategy and culture, accurately value transactions, and evaluate operational integration plans.

 12

 **Sales and Marketing**
Experience developing strategies to grow sales and market share, build brand awareness and equity, and enhance enterprise reputation.

 5

 **Technology**
A significant background working in technology, resulting in knowledge of how to anticipate technological trends, generate disruptive innovation, and extend or create new business models.

 7

Board Diversity



67%

4
8

■ Diverse   ■ Non-diverse

Gender Diversity



42%

5
7

■ Women   ■ Men

Ethnic Diversity



33%

4
8

■ Diverse   ■ Non-diverse

Age Distribution



Average Age

59

1
5
6

■ 50s   ■ 60s   ■ 70s

Tenure



Average Tenure

5.3

2
5
5

■ 0-2 yrs   ■ 3-6 yrs   ■ 7-10 yrs

Board Diversity

The table below summarizes the key qualifications, skills, and attributes most relevant to the decision to nominate candidates to serve on the Board. A mark indicates a specific area of focus or expertise on which the Board particularly relies. Not having a mark does not mean the director does not possess that qualification or skill. Our director nominees' biographies describe each director's background and relevant experience in more detail.

	Hoffman	Johnston	List	Nadella	Peterson	Pritzker	Rodriguez	Scharf	Stanton	Thompson	Walmsley	Warrior
Qualifications and Expertise												
Financial		✓	✓				✓	✓	✓	✓		
Global Business		✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Leadership	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Mergers and Acquisitions	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Sales and Marketing			✓		✓			✓		✓	✓	
Technology	✓			✓	✓			✓	✓	✓		✓
Tenure and Independence												
Tenure	2017	2017	2014	2014	2015	2017	Nominee	2014	2014	2012	2019	2015
Independent	✓	✓	✓		✓	✓	✓	✓	✓	✓	✓	✓
Demographics												
Age	54	60	58	54	62	62	57	56	66	72	52	60
Gender Identity	M	M	W	M	W	W	M	M	M	M	W	W
Asian				✓								✓
Black / African American										✓		
Hispanic / Latinx							✓					
White	✓	✓	✓		✓	✓		✓	✓		✓	
Born Outside U.S.				✓			✓				✓	✓

Our Director Nominees

Following are biographies for the 12 directors nominated by the Board for election during the 2021 Annual Meeting.



Reid G. Hoffman

Age: 54 | **Director since:** 2017 | **Birthplace:** United States | Independent



Experience:

Greylock Partners (2009-present)
(venture capital firm)
- General Partner (2021-present)
- Partner (2009-2021)

Reinvent Capital (2019-present)
- Advisory Partner (2021-present)
- Partner (2019-2021)

LinkedIn Corporation (2003-2016)
- Co-founder and Chairman (2003-2016)
- Executive Chairman (2009)
- Chief Executive Officer (2003-2007 and 2008-2009)
- President, Products (2007-2008)

PayPal Holdings, Inc. (2000-2002)
- Executive Vice President (2000-2002)

Microsoft committees:
- None

Other public company directorships:
- Reinvent Technology Partners
- Reinvent Technology Partners Z

Former public company directorships held in the past five years:
- LinkedIn Corporation



Hugh F. Johnston

Age: 60 | **Director since:** 2017 | **Birthplace:** United States | Independent



Experience:

PepsiCo, Inc. (1987-1999 and 2002-present)
(food and beverage company)
- Vice Chairman (2015-present)
- Executive Vice President and Chief Financial Officer (2010-present)
- Executive Vice President, Global Operations (2009-2010)
- President, Pepsi-Cola North America (2007-2009)
- Various positions of increasing authority (1987-1999 and 2002-2007)

Merck & Co., Inc. (1999-2002)
- Vice President, Retail Marketing, Merck-Medco Managed Care LLC (1999-2002)

Microsoft committees:
- Audit (Chair)

Other public company directorships:
- HCA Healthcare, Inc.

Former public company directorships held in the past five years:
- Twitter Inc.

 **Board Diversity**  **Financial**  **Global Business**  **Leadership**  **Mergers and Acquisitions**  **Sales and Marketing**  **Technology**



Teri L. List

Age: 58 | **Director Since:** 2014 | **Birthplace:** United States | Independent

Experience:

The Gap, Inc. (2016-2020)
(clothing and accessories retailer)
- Executive Vice President and Chief Financial Officer (2016-2020)

Dick's Sporting Goods, Inc. (2015-2016)
- Executive Vice President and Chief Financial Officer (2015-2016)

Kraft Foods Group, Inc. (2013-2015)
- Senior Advisor (2015)
- Executive Vice President and Chief Financial Officer (2013-2015)
- Senior Vice President (2013)

The Procter & Gamble Company (1994-2013)
- Senior Vice President and Treasurer (2009-2013)
- Various positions of increasing authority (1994-2009)

Microsoft Committees:
- Audit
- Governance and Nominating

Other Public Company Directorships:
- Danaher Corporation
- DoubleVerify Holdings, Inc.
- Oscar Health, Inc.

Former Public Company Directorships Held in the Past Five Years:
- None

Other Positions:
- Former Trustee, Financial Accounting Foundation
- Former Practice Fellow, Financial Accounting Standards Board



Satya Nadella

Age: 54 | **Director Since:** 2014 | **Birthplace:** India

Experience:

Microsoft Corporation (1992-present)
- Chairman and Chief Executive Officer (2021 to present)
- Chief Executive Officer and Director (2014-2021)
- Executive Vice President, Cloud and Enterprise (2013-2014)
- President, Server and Tools (2011-2013)
- Senior Vice President, Online Services Division (2009-2011)
- Senior Vice President, Search, Portal, and Advertising (2008-2009)
- Various positions of increasing authority (1992-2008)

Microsoft Committees:
- None

Other Public Company Directorships:
- Starbucks Corporation

Former Public Company Directorships Held in the Past Five Years:
- None



Sandra E. Peterson

Age: 62 | **Director Since:** 2015 | **Birthplace:** United States | Independent



Experience:

Clayton, Dubilier & Rice, LLC (2019-present)
(investment firm)
- Operating Partner (2019-present)

Johnson & Johnson (2012-2018)
- Group Worldwide Chair and member of the Executive Committee (2012-2018)

Bayer CropScience AG (2010-2012)
- Chairman of the Board of Management (2010-2012)
- Member of Board of Management (2010)

Bayer HealthCare LLC (2005-2010)
- Executive Vice President and President, Medical Care (2009-2010)
- President, Diabetes Care Division (2005-2009)

Medco Health Solutions, Inc. (1999-2004)
- Group President of Government (2003-2004)
- Senior Vice President, Health Businesses (2001-2003)
- Senior Vice President, Marketing and Strategy (1999-2001)

Microsoft Committees:
- Compensation (Chair)
- Governance and Nominating

Other Public Company Directorships:
- Covetrus, Inc.
- Zymergen, Inc.

Former Public Company Directorships Held in the Past Five Years:
- None



Penny S. Pritzker

Age: 62 | **Director Since:** 2017 | **Birthplace:** United States | Independent



Experience:

United States Secretary of Commerce (2013-2017)

PSP Partners, LLC (present)
(private investment firm)
- Founder and Chairman (present)

Pritzker Realty Group (present)
- Co-founder and Chairman (present)

Inspired Capital Partners (present)
- Co-founder and Chairman (present)

Artemis Real Estate Partners (present)
- Co-founder (present)

The Parking Spot (1998-2011)
- Co-founder and Chairman (1998-2011)

Vi Senior Living (1987-2011)
- Founder and Chairman (1987-2011)

Microsoft Committees:
- Regulatory and Public Policy (Chair)

Other Public Company Directorships:
- None

Former Public Company Directorships Held in the Past Five Years:
- None

Other Positions:
- Co-founder, Pritzker Traubert Foundation

 **Board Diversity**  **Financial**  **Global Business**  **Leadership**  **Mergers and Acquisitions**  **Sales and Marketing**  **Technology**



Carlos A. Rodriguez

Age: 57 | **Director since:** Nominee | **Birthplace:** Cuba | Independent



Experience:

Automatic Data Processing, Inc. (1999-present)
(human capital management solutions provider)
- President, Chief Executive Officer, and Director (2011-present)
- President, Chief Operating Officer, and Director (2011)
- Various positions of increasing authority (1999-2011)

Vincam Group, Inc. (1996-1999)
(acquired by Automatic Data Processing, Inc. in 1999)
- Senior Vice President Finance and Chief Financial Officer (1997-1999)
- Vice President, Mergers & Acquisitions (1996-1997)
- Vice President, Operations (1996)

Microsoft committees:
- Appointment will be made after election

Other public company directorships:
- Automatic Data Processing, Inc.

Former public company directorships held in the past five years:
- None



Charles W. Scharf

Age: 56 | **Director Since:** 2014 | **Birthplace:** United States | Independent



Experience:

Wells Fargo & Company (2019-present)
(banking and financial services company)
- Chief Executive Officer and President (2019-present)

The Bank of New York Mellon Corporation (2017-2019)
- Chairman and Chief Executive Officer (2018-2019)
- Chief Executive Officer and Director (2017)

Visa Inc. (2012-2016)
- Chief Executive Officer and Director (2012-2016)

JPMorgan Chase & Co. (2004-2012)
- Managing Director, One Equity Partners, private investment arm (2011-2012)
- Chief Executive Officer of Retail Financial Services (2004-2011)

Bank One Corporation (2000-2004)
- Chief Executive Officer of the Retail Division (2002-2004)
- Chief Financial Officer (2000-2002)

Citigroup Inc. (1999-2000)
- Chief Financial Officer of the Global Corporate and Investment Bank Division (1999-2000)

Microsoft Committees:
- Compensation
- Governance and Nominating

Other Public Company Directorships:
- Wells Fargo & Company

Former Public Company Directorships Held in the Past Five Years:
- The Bank of New York Mellon Corporation
- Visa Inc.



John W. Stanton



Age: 66 | **Director Since:** 2014 | **Birthplace:** United States | Independent

Experience:

Trilogy Partnerships (2005-present)
(investment company)
• Founder and Chairman (2005-present)

Clearwire Corp. (2008-2013)
• Chairman of the Board (2011-2013)
• Interim Chief Executive Officer (2011)
• Board member (2008-2011)

Western Wireless Corporation (1992-2005)
• Founder, Chief Executive Officer, and Chairman (1992-2005)

VoiceStream Wireless Corporation (1995-2003)
• Chief Executive Officer and Chairman (1995-2003)

Microsoft Committees:
• Audit
• Regulatory and Public Policy

Other Public Company Directorships:
• Costco Wholesale Corporation
• Trilogy International Partners, Inc.

Former Public Company Directorships Held in the Past Five Years:
• Columbia Sportswear Company

Other Positions:
• Chairman, First Avenue Entertainment LLLP, owner of Seattle Mariners (2016-present)



John W. Thompson



Age: 72 | **Director Since:** 2012 | **Birthplace:** United States | Independent

Experience:

Microsoft Corporation (2012-present)
• Lead Independent Director (2021-present)
• Independent Board Chair (2014-2021)
• Lead Independent Director (2012-2014)

Virtual Instruments Corporation (2010-2016)
• Chief Executive Officer and Director (2010-2016)

Symantec Corp. (1999-2011)
• Chairman of the Board (1999-2011)
• Chairman and Chief Executive Officer (1999-2009)

IBM Corporation (1971-1999)
• General Manager, IBM Americas (1996-1999)
• Various positions of increasing authority (1971-1996)

Microsoft Committees:
• Governance and Nominating (Chair)
• Regulatory and Public Policy

Other Public Company Directorships:
• Illumina, Inc.

Former Public Company Directorships Held in the Past Five Years:
• None

Other Positions:
• Partner, Lightspeed Venture Partners

 **Board Diversity**  **Financial**  **Global Business**  **Leadership**  **Mergers and Acquisitions**  **Sales and Marketing**  **Technology**



Emma N. Walmsley

Age: 52 | **Director Since:** 2019 | **Birthplace:** United Kingdom | Independent



Experience:

GlaxoSmithKline plc (2010-present)
(healthcare company)
- Chief Executive Officer (2017-present)
- Chief Executive Officer, Consumer Healthcare (2015-2016)
- President, Consumer Healthcare (2012-2015)
- President, Consumer Healthcare Europe (2010-2012)

L'Oreal, S.A. (1994-2010)
- General Manager, Consumer Products, China (2007-2010)
- Global Brand Head, Maybelline, USA (2002-2007)
- UK General Manager, Garnier/Maybelline (1999-2002)
- Various positions of increasing authority (1994-1999)

Microsoft Committees:
- Compensation
- Regulatory and Public Policy

Other Public Company Directorships:
- GlaxoSmithKline plc

Former Public Company Directorships Held in the Past Five Years:
- None



Padmasree Warrior

Age: 60 | **Director Since:** 2015 | **Birthplace:** India | Independent



Experience:

Fable Group, Inc. (2019-present)
(curated fiction and non-fiction for mobile devices)
- Founder, President, and Chief Executive Officer (2019-present)

NIO Inc. (2015-2018)
- Chief Development Officer (2015-2018)
- Board member (2015-2018)

NIO USA, Inc. (2015-2018)
- Chief Executive Officer and Director (2015-2018)

Cisco Systems, Inc. (2008-2015)
- Strategic Advisor (2015)
- Chief Technology and Strategy Officer (2012-2015)
- Chief Technology Officer, Senior Vice President, Engineering and General Manager Global Enterprise segment (2010-2012)
- Chief Technology Officer (2008-2010)

Motorola, Inc. (1999-2007)
- Executive Vice President and Chief Technology Officer (1999-2007)

Microsoft Committees:
- Compensation

Other Public Company Directorships:
- Spotify Technology S.A.

Former Public Company Directorships Held in the Past Five Years:
- None

How to Communicate with our Board

We will transmit shareholder communications related to corporate governance and other Board matters to the Board, a committee of the Board, or a director as designated in your message. Communications relating to other topics, including those that are primarily commercial in nature, will not be forwarded.

 askboard@microsoft.com

✉ MSC 123/9999
Office of the Corporate Secretary
Microsoft Corporation
One Microsoft Way
Redmond, WA 98052-6399

Concerns about accounting or auditing matters or possible violations of our Standards of Business Conduct should be reported under the procedures outlined in the Microsoft Standards of Business Conduct, which is available on our Microsoft integrity website at microsoft.com/legal/compliance/integrity.

Director Independence Guidelines

Our Board has adopted director independence guidelines to assist in determining each director's independence. These guidelines are available on our website at aka.ms/policiesandguidelines. The guidelines either meet or are more restrictive than the definition of "independent director" in the listing requirements of Nasdaq and applicable laws and regulations. The guidelines identify categories of relationships the Board has determined would not affect a director's independence and therefore are not considered by the Board in determining director independence.

Following the director independence guidelines, each year and before a new director is appointed, the Board must affirmatively determine a director has no relationship that would interfere with the exercise of independent judgment in carrying out his or her responsibilities as a director. Annually, each director completes a detailed questionnaire that provides information about relationships that might affect the determination of independence. Management provides the Governance and Nominating Committee and Board with relevant known facts and circumstances of any relationship bearing on the independence of a director or nominee that is outside the categories permitted under the director independence guidelines. The Committee then completes an assessment of each director considering all known relevant facts and circumstances concerning any relationship bearing on the independence of a director or nominee. This process includes evaluating whether any identified relationship otherwise adversely affects a director's independence and affirmatively determining that the director has no material relationship with Microsoft, another director, or as a partner, shareholder, or officer of an organization that has a relationship with our Company.

The Governance and Nominating Committee also considers the tenure of a director, and for longer serving directors, whether the duration of service impacts the director's independence from management, as demonstrated by the director's relationship with management and the director's participation in Board and committee deliberations. The Board seeks to maintain an average tenure of 10 years or less for its independent directors as a group.

Based on the review and recommendation by the Governance and Nominating Committee, the Board analyzed the independence of each director and nominee. The Board determined that Mses. List, Peterson, Pritzker, Walmsley, and Warrior, and Messrs. Hoffman, Johnston, Rodriguez, Scharf, Stanton, and Thompson meet the standards of independence under our Corporate Governance Guidelines, the director independence guidelines, and applicable NASDAQ listing standards, including that each member is free of any relationship that would interfere with his or her individual exercise of independent judgment. Arne Sorenson, who passed away in February 2021, was independent throughout his Board service. In making its independence determination, the Committee and Board considered ordinary course transactions between Microsoft and certain related entities, for instance the purchase of software licenses by companies of which a director is an executive officer, and purchases by Microsoft of goods and services from such companies. In reaching that conclusion with respect to Ms. Pritzker, the Committee and Board considered transactions between LinkedIn, a subsidiary of Microsoft, and 3Q Digital, Inc., a digital marketing company ("3Q"), which accounted for more than 5% of 3Q's annual revenue for its last completed fiscal year. 3Q has provided digital marketing services for LinkedIn since 2015. In 2019, trusts for the benefit of Ms. Pritzker and her family acquired an indirect majority interest in 3Q. In making its determination regarding Ms. Pritzker's independence, the Committee and Board noted that Ms. Pritzker is not a director or officer of, and holds no direct equity ownership interest in, 3Q or any of its parent organizations. The Committee and Board further noted that Ms. Pritzker has recused herself from participation in any decisions related to 3Q or the Trusts' investment therein and does not otherwise have the ability to control the Trusts' investment or other decisions regarding 3Q. Ms. Pritzker was not involved in the negotiation of the commercial agreements between 3Q and LinkedIn. In May 2021, the commercial relationship between LinkedIn and 3Q was terminated.

Certain Relationships and Related Transactions

We are a global company with extensive operations in the U.S. and many foreign countries. Every year, we spend billions of dollars for goods and services purchased from third parties. The authority of our employees to purchase goods and services is widely dispersed. Because of these wide-ranging activities, there may be transactions, business arrangements or relationships with businesses and other organizations in which one of our directors, executive officers, nominees for director, or an owner of 5% or more of our stock ("5% shareholders") or their immediate families, may also be a director, executive officer, or investor, or have some other direct or indirect material interest ("related entities"). We will refer to these transactions with related entities as related-party transactions where the amount involved exceeds $120,000 and a director, executive officer, nominee for director or 5% shareholders, or immediate family member has a direct or indirect material interest.

Related-party transactions have the potential to create actual or perceived conflicts of interest between Microsoft and its directors, executive officers, nominees for director or 5% shareholders, or their immediate family members. The Audit Committee has established a written policy and procedures for review and approval of related-party transactions. If a related-party transaction subject to review involves directly or indirectly a member of the Audit Committee (or an immediate family member or domestic partner), the remaining Committee members will conduct the review. In evaluating a related-party transaction, the Audit Committee considers, among other factors:

- The goods or services provided by or to the related party
- The nature of the transaction and the costs to be incurred by Microsoft or payments to Microsoft
- The benefits associated with the transaction and whether comparable or alternative goods or services are available to Microsoft from unrelated parties
- The business advantage Microsoft would gain by engaging in the transaction
- The significance of the transaction to Microsoft and to the related party
- Management's determination that the transaction is in the best interests of Microsoft

To receive Audit Committee approval, a related-party transaction must have a Microsoft business purpose and be on terms that are fair and reasonable to Microsoft and be as favorable to Microsoft as would be available from non-related entities in comparable transactions. The Audit Committee also requires that the transaction meet the same Microsoft standards that apply to comparable transactions with unaffiliated entities.

During fiscal year 2021, there were ordinary course transactions between Microsoft and certain related entities, for instance the purchase of software licenses by companies of which a director is an executive officer and purchases by Microsoft of goods and services from such companies. None of these transactions constituted a related-party transaction that required approval by the Audit Committee.

Director Compensation

The Compensation Committee periodically reviews the regular annual retainer paid to non-employee directors and makes recommendations for adjustments, as appropriate, to the Board. We have not increased director pay since fiscal year 2015. As our CEO, Mr. Nadella does not receive additional pay for serving as a director or as Board Chairman. The independent Board Chair retainer reflects the compensation for Mr. Thompson's fiscal year 2021 service.

Fiscal Year 2021 Compensation Structure for Directors

Regular Retainers (all directors except Messrs. Nadella and Thompson)	
Annual Base Retainer (TOTAL)	$325,000
Cash	$125,000
Stock Award	$200,000
Annual Committee Chair Retainer	$15,000
Annual Audit Committee Chair Retainer	$45,000
Annual Audit Committee Non-Chair Member Retainer	$15,000
Independent Board Chair Retainer (Mr. Thompson)	
Annual Independent Chair Retainer (TOTAL – in lieu of other retainers)	$485,000
Cash	$125,000
Stock Award	$360,000

The Company reimburses reasonable expenses incurred for Board-related activities. Directors may participate in our corporate matching gift program for charitable donations.

Director retainers are paid quarterly in arrears. Quarterly periods are measured beginning with the annual shareholders meeting. At the end of each quarterly period, we pay 25% of the total annual retainer to each director. The number of shares awarded each quarterly period is determined by dividing the dollar value of the stock award by the market price of our common stock as of the last business day of the period. Retainers are pro-rated for directors who join or leave the Board or have a change in Board role during a quarterly period.

Directors may elect to defer and convert to deferred stock awards all or part of their annual cash retainer, and to defer receipt of all or part of their annual stock awards retainer under the Deferred Compensation Plan for Non-Employee Directors. Amounts deferred are maintained in bookkeeping accounts that are deemed invested in Microsoft common stock, and dividends paid on deemed investments are also deemed to be invested in our common stock. We calculate the number of shares credited by dividing the amount deferred by the closing market price of our common stock on the originally scheduled payment date. Accounts in the plan are distributed in shares of Microsoft common stock, with payments either in installments beginning on separation from Board service or in a lump sum paid no later than the fifth anniversary after separation from Board service.

Director Compensation

This table describes the cash and stock award portions of the annual retainer paid to each non-employee director who served in fiscal year 2021. Mr. Nadella received no compensation as a director or Board Chair. He is excluded from the table because we fully describe his compensation in Part 2 – Named Executive Officer Compensation.

Name	Fees Earned or Paid in Cash[1] ($)	Stock Awards[2] ($)	All Other Compensation[3] ($)	Total ($)
Reid G. Hoffman[4]	125,000	200,000	0	325,000
Hugh F. Johnston	170,000	200,000	5,000	375,000
Teri L. List[5]	140,000	200,000	15,000	355,000
Sandra E. Peterson[6]	140,000	200,000	15,000	355,000
Penny S. Pritzker[7]	140,000	200,000	0	340,000
Charles W. Scharf	125,000	200,000	0	325,000
Arne M. Sorenson[8]	116,653	150,000	0	266,653
John W. Stanton	140,000	200,000	15,000	355,000
John W. Thompson[9]	125,000	360,000	15,000	500,000
Emma N. Walmsley	125,000	200,000	13,422	338,422
Padmasree Warrior[10]	125,000	200,000	0	325,000

(1) The value of fractional shares under stock awards that are paid in cash are reported in the Stock Awards column.

(2) The aggregate award value in the "Stock Awards" column for each director represents four quarterly awards, each with a grant date fair value under FASB ASC Topic 718 of $50,000, with exceptions as follows: Mr. Thompson received four quarterly awards, each with a grant date fair value under FASB ASC Topic 718 of $90,000; Mr. Sorenson received three quarterly awards, each with a grant date fair value under FASB ASC Topic 718 of $50,000.

(3) Amounts in this column represent matching charitable contributions under our corporate giving program in fiscal year 2021, which matches director gifts up to $15,000 per calendar year.

(4) Mr. Hoffman elected to defer his cash and stock compensation. The compensation deferred converted into 1,432 shares of our common stock.

(5) Ms. List elected to defer her cash and stock compensation. The compensation deferred converted into 1,498 shares of our common stock.

(6) Ms. Peterson elected to defer her cash and stock compensation. The compensation deferred converted into 1,498 shares of our common stock.

(7) Ms. Pritzker elected to defer her cash and stock compensation. The compensation deferred converted into 1,498 shares of our common stock.

(8) As Mr. Sorenson passed away in February 2021, his final prorated stock and cash retainers of $11,653 were paid out in cash and are reflected in the "Fees Earned or Paid in Cash" column

(9) Mr. Thompson's Independent Board Chair compensation continued through June 30, 2021. Mr. Thompson elected to defer his stock compensation. The compensation deferred converted into 1,586 shares of our common stock.

(10) Ms. Warrior elected to defer a portion of her cash compensation. The compensation deferred converted into 274 shares of our common stock.

Independent Board Chair Compensation

Mr. Thompson served as Board Chair during fiscal year 2021, until June 16, 2021 when the Board's independent directors unanimously elected him to assume the role of Lead Independent Director. Mr. Thompson's pay reflects the additional time commitment for the Board Chair role compared to other independent directors, which includes: (i) calling meetings of the Board and independent directors, (ii) setting the agenda for Board meetings in consultation with other directors, the CEO, and the Corporate Secretary, (iii) chairing executive sessions and coordinating activities of the independent directors, (iv) leading the Board's annual CEO performance evaluation, and (v) when requested, representing the Board with internal and external audiences including shareholders. Pay to Mr. Thompson continued at the same level through June 30, 2021.

1 GOVERNANCE AND
OUR BOARD OF
DIRECTORS

2 NAMED
EXECUTIVE OFFICER
COMPENSATION

3 AUDIT
COMMITTEE
MATTERS

4 PROPOSALS TO
BE VOTED ON DURING
THE MEETING

5 INFORMATION
ABOUT THE
MEETING

2. Named Executive Officer Compensation

A Letter from the Compensation Committee

Dear Shareholder,

COVID-19 continues to disrupt our communities and workplaces, and despite those challenges, we are proud of the Company's efforts to deliver another year of historic financial performance. Microsoft's diverse product portfolio, durable business models, and integrated, modern technology stack uniquely positioned the Company for continued progress during the past year.

Our executive compensation program is designed to achieve strong alignment between our long-term strategic goals and our shareholders' interests, while providing a competitive total pay opportunity to attract and retain the key executives who drive our business and develop the next generation of leaders. We are committed to continually reviewing our compensation program to ensure it is grounded in our pay-for-performance philosophy.

Our Company continued with its active shareholder engagement program during fiscal year 2021, engaging investors representing approximately 50% of our shares outstanding. This included calls led by the Compensation Committee Chair and Independent Board Chair focused on soliciting our shareholders' perspectives on our compensation structure and disclosure. We carefully considered shareholder feedback as we made changes to our fiscal year 2021 compensation program.

For fiscal year 2021, we increased pay-for-performance alignment with shareholder interests in response to shareholder feedback. Our changes included the following:

- Increased the weighting of the financial metrics portion of the CEO's annual cash incentive from 50% to 70%

- Increased the portion of our CEO's equity awards tied to performance metrics from 50% to 70%

- Revised the TSR modifier to our performance stock awards ("PSAs") for all named executive officers ("Named Executives") to provide for a reduction in payout for all PSA recipients, if relative TSR falls below the 40th percentile of the S&P 500

As a result of COVID-19 disruptions to markets, during fiscal year 2021 we made a one-time decision to use semi-annual goals for the financial metrics used in both our cash incentive and performance stock award portions of our Executive Incentive Plan. This change was consistent with the goal-setting process used for our Company's broad-based sales incentive programs and was made to mitigate some of the uncertainty in the marketplace.

We also continue to look carefully at emerging investor expectations and best practices for addressing ESG commitments in our executive compensation programs. We have been early leaders in this practice, including an assessment of CEO and senior leadership team progress on culture and diversity and inclusion since 2016 as part of the culture and organizational leadership category of the operational assessment component of the annual cash incentive under our Executive Incentive Plan. With senior management's focus on achieving Microsoft's ambitious carbon reduction commitments, CEO and senior leadership team progress on sustainability is assessed as part of the customers and stakeholders category of the operational assessment component of the cash incentive. We continue to seek feedback from investors and compensation experts as we thoughtfully consider further future enhancements that connect executive compensation to Microsoft's environmental and social commitments.

We believe that these enhancements build on our efforts to thoughtfully align the interests of our shareholders and incentivize growth in the long-term. We appreciate your support and welcome your feedback on our compensation program reflected in the following pages and look forward to continued dialogue in the future.

Sincerely,

The Compensation Committee
Sandra E. Peterson (Chair)
Charles W. Scharf
Emma N. Walmsley
Padmasree Warrior

1 GOVERNANCE AND
OUR BOARD OF
DIRECTORS

2 NAMED
EXECUTIVE OFFICER
COMPENSATION

3 AUDIT
COMMITTEE
MATTERS

4 PROPOSALS TO
BE VOTED ON DURING
THE MEETING

5 INFORMATION
ABOUT THE
MEETING

Compensation Discussion and Analysis

This Compensation Discussion and Analysis provides information about our fiscal year 2021 compensation program for our fiscal year 2021 Named Executives. The content of this Compensation Discussion and Analysis is organized into six sections:

Table of Contents

Section 1 – Performance Update . . . . **p. 33**

Section 2 – Executive Compensation Program Enhancements . . . . **p. 36**

Section 3 – Pay Setting . . . . **p. 37**

Section 4 – Fiscal Year 2021 Compensation Program Design . . . . **p. 41**

Section 5 – Fiscal Year 2021 Compensation Decisions . . . . **p. 45**

Section 6 – Other Compensation Policies and Information . . . . **p. 52**

Microsoft's executive compensation program is thoughtfully designed by our Compensation Committee and Board of Directors to closely track Microsoft's long-term strategy, and over the years we have evolved our executive pay program while maintaining an overarching compensation philosophy aimed at achieving strong alignment between our long-term strategic goals and our shareholders' interests.

Our current executive compensation program has been structured to align with the business strategy that has been defined by the Board and Mr. Nadella, and each year the Compensation Committee reviews the existing incentive structure, taking into consideration investor feedback, business performance, and our strategic roadmap, in considering the efficacy of further enhancements.

Section 1 – Performance Update

Innovating Amid Disruption and Uncertainty

Despite the economic uncertainties and social disruptions that continued through fiscal year 2021, Mr. Nadella and Microsoft's executive team delivered another year of historic financial performance. They achieved this through relentless focus on introducing technology innovations to make our customers more productive and resilient. In fiscal year 2021 we witnessed a second wave of digital transformation, as companies and industries accelerated their digital initiatives to build resilience and transform their operations. The persistence of the COVID-19 pandemic, as it continues to alter how we do business and live our daily lives, has forced individuals and businesses to continue to adapt, and the cloud has been key to helping the world not only adapt, but build even faster for the future.

A small sampling of our innovation and business milestones from the year includes:

- Our next generation analytics service, Azure Synapse, accelerates time to insight by bringing together data integration, enterprise data warehousing, and big data analytics into one unified service

- Azure Cognitive Services make it easier for organizations to build AI applications that see, hear, speak, search, understand, and accelerate decision making

- Power Platform – featuring Power BI for business insights in the cloud and Power Apps and Automate for business productivity and process automation – continues to grow adoption and revenue at a rapid pace

- With cybersecurity more complex and higher stakes than ever, the accelerated demand for integrated, end-to-end solutions spanning identity, security, compliance, and device management, helped our security business surpass $10 billion in annual revenue

- LinkedIn continues to be the preferred professional social network, with annual revenues exceeding $10 billion

1 GOVERNANCE AND
OUR BOARD OF
DIRECTORS

2 NAMED
EXECUTIVE OFFICER
COMPENSATION

3 AUDIT
COMMITTEE
MATTERS

4 PROPOSALS TO
BE VOTED ON DURING
THE MEETING

5 INFORMATION
ABOUT THE
MEETING

- Dynamics products and cloud services gained momentum throughout the year with four consecutive quarters of accelerating revenue

- 72% of the Fortune 50 now use GitHub to build, ship, and maintain software

- Azure Synapse Analytics, a hyperscale service brings together data integration, enterprise data warehousing, and big data analytics, facilitates machine learning and AI to increase predictive and analytical power, common sense reasoning, alignment with human preferences, and augmentation of human capability

- Teams continues to power hybrid work, with nearly 250 million monthly active users benefiting from enhanced collaboration features, extensibility, and deeper integration with Dynamics 365

- Microsoft Mesh builds on this collaborative momentum, allowing for holographic interactions with true presence in a natural way, on any device

- We did the work to enable the launch of Windows 365 in fiscal year 2022, bringing to market a new category: the cloud PC. Just as applications moved to the cloud with software-as-a-service, we're now bringing the operating system to the cloud

- Windows 11 is the biggest update to our operating system in a decade. As we readied ourselves for launch in fiscal year 2022, we reimagined everything – from the Windows platform to the store – to help people and organizations be more productive and secure, and to build a more open ecosystem for developers and creators

- With our pending acquisition of Nuance Communications, we expect to accelerate our cloud and AI solutions portfolio, particularly in the crucial health care sector

- With Game Pass, we are redefining how games are distributed, played, and viewed. We added cloud gaming via the browser, expanding our reach across PC and mobile. With our acquisition of ZeniMax Media, we made 20 of the world's most iconic and beloved games accessible via Game Pass

Our business model is built on the foundational mission to empower every person and every organization on the planet to achieve more. Our performance in fiscal year 2021, whether measured by financial performance, our innovation pipeline, or the empowerment of our customers, demonstrates our strategy's capacity and reach. We see change and disruption as invitations to conceive new products, new technologies, and new ideas that can further transform the industry and our business.

Achieving Strong Financial Results

Our strong business execution throughout fiscal year 2021 achieved the following financial performance:

Fiscal Year 2021 Business Performance

$168.1 billion	$69.9 billion	$61.3 billion	$8.05
Revenue, an 18% increase	Operating income, a 32% increase	Net income, a 38% increase	Diluted earnings per share, a 40% increase

Percentages are year-over-year.

Other highlights from fiscal year 2021 included:

- Commercial cloud revenue increased 34% to $69.1 billion

- Office Commercial products and cloud services revenue increased 13%

- Office Consumer products and cloud services revenue increased 10%

- LinkedIn revenue increased 27%

- Dynamics products and cloud services revenue increased 25%

- Server products and cloud services revenue increased 27%

- Windows original equipment manufacturer licensing ("Windows OEM") revenue increased slightly

- Windows Commercial products and cloud services revenue increased 14%

- Xbox content and services revenue increased 23%

- Search advertising revenue, excluding traffic acquisition costs, increased 13%

- Surface revenue increased 5%

These key performance indicators above are defined in our Form 10-K for the fiscal year ended June 30, 2021.

Continuing Superior Shareholder Returns

Aggregate Total Shareholder Return (TSR) MSFT vs. S&P 500
through June 30, 2021
(includes reinvestment of dividends)

Annual TSR during Mr. Nadella's CEO Tenure: MSFT vs. S&P 500
Feb. 4, 2014 through June 30, 2021
(includes reinvestment of dividends)

■ MSFT   ■ S&P 500





Building for the Future

We believe enhancing the Company's value over the long-term involves not only achieving consistently strong results, but also building trust by investing in a secure technology ecosystem, healthier societies, and a sustainable environment.

We made significant progress on multiple initiatives in fiscal year 2021. Our digital skills program aims to expand access to the technical capabilities needed in the modern workplace and into the future, particularly for those with lower incomes, women, and underrepresented minorities. We are taking concrete action to address racial injustice and inequity by increasing representation and strengthening inclusion at Microsoft, by working to increase diversity among our suppliers and partners, and by strengthening our communities through the power of data, technology, and partnership. We reported numbers demonstrating that we are well on our way to achieving our commitment to double the number of Black and African American and Hispanic and Latinx people managers, senior individual contributors, and senior leaders in the U.S. by 2025. In 2021 we also reported on the significant progress made towards meeting the ambitious carbon negative and other sustainability goals the Company announced in 2020 and developed the Microsoft Cloud for Sustainability offering designed to help companies measure, understand, and take charge of their carbon emissions, set sustainability goals, and take measurable action.

To advance trust, our organizations that promote the responsible use of AI deepened their engagement with both our internal engineering groups to embed responsible practices into our products, and with external regulators and stakeholders to advocate for regulations that enable technologies such as AI and facial recognition to benefit society at large. These programs reflect the growing momentum of our social and environmental commitments, which continue to accelerate despite the disruptions of the COVID-19 pandemic. With the encouragement and guidance of the Board, we have built concrete and ambitious commitments for these programs to ensure progress and accountability.

Our continued success in fiscal year 2021 required intense focus on accelerating our customers' digital transformations, maintaining stable business operations, agility to adapt to rapidly changing circumstances, and excellence in our strategic vision. Mr. Nadella and his senior leadership team's success in addressing these challenges supports compensation decisions made for fiscal year 2021 performance.

Section 2 – Executive Compensation Program Enhancements

Shareholder Engagement

Our executive compensation program is grounded in a compensation philosophy aimed at achieving strong alignment between our long-term strategic goals and our shareholders' interests. Feedback received from our shareholders through ongoing engagement discussions informs our Compensation Committee's deliberations as it reviews the incentive structures in place on an ongoing basis.

Our Board and our Compensation Committee deeply value the continued interest of and feedback from our shareholders on our executive compensation program and are committed to maintaining an active dialogue with them to ensure their perspectives are thoughtfully taken into account.

We carefully consider both the level of voting support from our shareholders on our say-on-pay vote, as well as comments from shareholders, when evaluating our executive compensation program. At the 2020 Annual Meeting, 94.7% of the votes cast supported our advisory resolution on the compensation of our Named Executives ("say-on-pay" vote).

> **Shareholder Engagement**
>
> Engaged with shareholders owning approximately 50% of shares in FY21
>
> Compensation Committee Chair and Independent Board Chair held compensation-focused "Virtual Shareholder Listening Tour" with shareholders owning over 20% of shares in FY21

As in prior years, in fiscal year 2021 we continued our active shareholder engagement program, discussing compensation and a broad range of ESG issues with shareholders representing approximately 50% of our outstanding shares. For fiscal year 2021, we expanded our scope of shareholder outreach to obtain specific feedback on executive compensation program related matters. After assuming the Chair of the Compensation Committee, Ms. Peterson proactively sought shareholder feedback and – together with our Independent Board Chair – held conversations with shareholders representing over 20% of our outstanding shares. Shareholders generally encouraged the Board to increase the proportion of compensation that is tied to pre-established metrics and to enhance disclosures of the process used to determine incentive compensation results.

Executive Pay Program Incorporates Shareholder Feedback

In discussing the design of our compensation program with investors in fiscal year 2021, several key themes emerged in the feedback we received. The Compensation Committee evaluated these themes and implemented enhancements to our fiscal year 2021 compensation program that both respond directly to shareholder input and further increase pay-for-performance alignment at Microsoft. Shareholder feedback and responsive actions taken in fiscal year 2021 include:

Feedback Themes

- Increase the component of the annual cash incentive based on pre-established metrics to further strengthen our CEO's accountability to achieving results on the objective financial metrics that most closely align with our business strategy

- Shift the mix of our CEO's equity to be majority performance stock awards

- Include a downside adjustment on the PSA payout, so that the TSR multiplier provides both upside and downside exposure for executives

Actions Taken

- Increased the weighting of the financial performance portion of the CEO's annual cash incentive from 50% to 70% for fiscal year 2021, split evenly between Incentive Plan Revenue (35%) and Incentive Plan Operating Income (35%)

- Increased the performance stock award portion of our CEO's equity awards from 50% to 70% for fiscal year 2021

- Revised the relative TSR modifier for fiscal year 2021 PSAs to include a downside adjustment on PSA payouts if relative TSR falls below the 40th percentile of the S&P 500

This table provides a comparison of our CEO's fiscal year 2020 and fiscal year 2021 incentive compensation program design:

Pay Element	FY20 Elements / Metrics / Weightings		FY21 Elements / Metrics / Weightings	
Annual Cash Incentives	Financial • Incentive Plan Revenue (25%) • Incentive Plan Operating Income (25%)	50%	Financial (new) • Incentive Plan Revenue (35%) • Incentive Plan Operating Income (35%)	70%
	Operational • Product & Strategy (16.67%) • Customers & Stakeholders (16.67%) • Culture & Organizational Leadership (16.66%)	50%	Operational (new) • Product & Strategy (10%) • Customers & Stakeholders (10%) • Culture & Organizational Leadership (10%)	30%
Long-Term Equity	Performance Stock Award Three, one-year performance periods with the following metrics: • Commercial Cloud Revenue (35%) • Commercial Cloud Subscribers (34%) • Teams Monthly Active Usage (10%) • Xbox Game Pass Subscribers (7%) • Surface Revenue (7%) • LinkedIn Sessions (7%) *Relative TSR multiplier (1-1.5x) is triggered only if Microsoft's TSR is positive and above the 60th percentile of the S&P 500*	50%	Performance Stock Award (new) Three, one-year performance periods with the following metrics: • Commercial Cloud Revenue (33%) • Commercial Cloud Subscribers (32%) • Teams Monthly Active Usage (20%) • Xbox Game Pass Subscribers (5%) • Surface Revenue (5%) • LinkedIn Sessions (5%) *Relative TSR modifier has been revised to include a downside adjustment if relative TSR falls below the 40th percentile of the S&P 500, beginning with FY21 awards*	70%
	Stock Award • Four-year ratable vesting	50%	Stock Award (no change) • Four-year ratable vesting	30%

Section 3 – Pay Setting

Our Compensation Committee establishes the design of our executive compensation program. After considering Mr. Nadella's recommendations, our Compensation Committee also approves the annual target compensation (base salaries, target cash incentives, and equity incentive compensation) for our Named Executives, except Mr. Nadella. After considering the recommendation of our Compensation Committee, the independent members of our Board approve Mr. Nadella's base salary, target cash incentive, regular stock awards, and target performance stock award.

Our Compensation Committee also retains, and seeks the advice of, Pay Governance, an executive compensation consulting firm that is independent of management. See Part 1 – Governance and our Board of Directors – Board Committees for more information on Pay Governance's role and independence as an advisor to the Compensation Committee.

Executive Compensation Philosophy

We design our executive officer compensation program to attract, motivate, and retain the key executives who drive our success and industry leadership while considering individual and Company performance and alignment with the long-term interests of our shareholders. We achieve our objectives through a compensation program that:

• Provides a competitive total pay opportunity

• Delivers a majority of our executives' pay through performance-based incentives

• Provides strong alignment with our shareholders, with at least 70% of the annual target compensation opportunity for our Named Executives delivered in the form of equity awards

• Focuses on the long-term through equity awards with multi-year vesting or performance requirements

• Does not encourage unnecessary and excessive risk-taking, assisted by our stock ownership policy and executive compensation recovery ("clawback") policy

Compensation Best Practices

What We Do

- Maintain a stock ownership policy that reinforces the alignment of executive officer and shareholder interests (including requiring stock ownership of 15x base salary for the CEO)

- Have a strong executive compensation recovery ("clawback") policy to ensure accountability

- Promote long-term focus through multi-year vesting and performance requirements

- Prohibit pledging, hedging, and trading in derivatives of Microsoft securities

- Retain an independent compensation consultant

- Solicit investor feedback on our compensation program and potential enhancements through an extensive shareholder engagement program

What We Don't Do

- No excessive perquisites (e.g., no executive-only club memberships or medical benefits), and no tax gross-ups

- No employment agreements

- No change in control payments or benefits

- No executive-only retirement programs

- No guaranteed bonuses

- No dividends paid on unvested stock awards

- No encouragement of unnecessary and excessive risk taking

Competitive Pay

We compete for senior executive talent with global information technology companies, large market capitalization U.S. companies, and smaller, high-growth technology businesses, depending on the role. The technology labor market is hyper-competitive with demand growing faster than the supply of technical talent, resulting in significant increases in compensation at the companies with whom we compete for this talent. The same conditions exist in the market for executive-level talent that can provide innovative leadership while managing at a global scale across several complex businesses. We expect these trends to continue and will adjust our approach to executive compensation to respond to evolving market conditions.

Approach to Compensation Benchmarking

To ensure that our Board and Compensation Committee have current information to set appropriate compensation levels, we conduct an executive compensation market analysis each year that draws from third-party compensation surveys and publicly available data for a group of peer companies. We supplement this analysis with additional market information specific to each executive officer's role and responsibilities, including information gleaned from our experience recruiting for executive positions at Microsoft. While this market analysis and supplemental data inform the decisions of the independent members of our Board and our Compensation Committee on the range of compensation opportunities, we do not tie executive officer compensation to specific market percentiles. Because other companies actively recruit our executive officers to fill CEO and other senior leadership positions, we supplement market information with data on external opportunities potentially available to our executive officers. We also consider the relationship of annual target compensation among internal peers.

In setting our fiscal year 2021 executive compensation design and compensation levels, we considered pay practices at the largest technology and general industry companies that our Compensation Committee believes are led by executives with similarly complex roles and responsibilities. Our Compensation Committee also screened these companies to ensure they had a significant presence outside the U.S. and excluded companies in the financial services sector because of the different regulatory environment in which they operate.

Peer Group Used for Fiscal Year 2021 Pay Analysis

For fiscal year 2021, the Compensation Committee reviewed the evolution of our business against our historical peer group, and as a result approved the use of two peer groups with two components to better reflect the differentiated business, talent and, in some cases, pay models, across sectors:

- Primary Peer Group of bellwether technology companies, which reflect Microsoft's more direct competitors for executive talent

- Secondary Peer Group of "large cap" general industry companies, which reflect the complexities of operating large, global, innovative businesses and Microsoft's broader competition for executive talent

The companies in the fiscal year 2021 peer groups are:

Primary Peer Group – Technology

Adobe	Amazon	Cisco Systems	IBM	Oracle	Salesforce
Alphabet	Apple	Facebook	Intel	Qualcomm	

Secondary Peer Group – General Industry

Accenture	Comcast	Johnson & Johnson	Pfizer	Tesla	Verizon
AT&T	Honeywell	Merck	Procter & Gamble	Walt Disney	

Given Microsoft's significant scale and growth, Microsoft is larger than the typical company in both peer groups. The following graph shows Microsoft's position within the peer group on the two screening criteria (in billions), based on each peer company's most recent publicly reported fiscal year-end data as of August 23, 2021.

	Min	25th Percentile	50th Percentile	75th Percentile	MSFT	Max
Annual Revenue	$13	$41	$70	$99	$168 85th Percentile	$386
Market Cap	$131	$208	$229	$408	$2,040 98th Percentile	$2,286

Performance-Based Pay and Goal Setting

Our incentive compensation arrangements are tied to specific performance measures that drive long-term performance and value creation. For fiscal year 2021:

- Over 60% of our Named Executives' annual target compensation opportunity was performance-based, on average

- 50% of our Named Executives' annual cash incentive (70% in the case of the CEO) was tied to achieving pre-established financial metric targets

- 50% of our Named Executives' annual target equity opportunity (70% in the case of the CEO) was delivered in the form of a performance-based stock award with payouts based on achievement against pre-established quantitative performance metrics

- Management and our Compensation Committee discussed in detail the metrics that determine performance stock awards to ensure they are leading indicators that will drive long-term performance and value creation and the Committee establishes rigorous goals to require significant improvement

- Performance stock awards include a relative TSR modifier to strengthen the alignment of the interests of our executive officers with the long-term interests of our shareholders

Our Compensation Committee sets cash incentive and PSA metric targets at the levels established, after review and engagement by the Board, for internal budgeting purposes. These targets are intended to be challenging but achievable. Our Compensation Committee then determines thresholds, maximums, and interim payout levels after considering historical data, upside/downside scenarios, sensitivity analysis, and year-over-year growth comparisons, to ensure rigorous alignment of payouts to performance. We set thresholds that we believe are reasonably achievable and maximums that we believe can be reached only with exceptional performance. Our Compensation Committee actively reviews the appropriateness of payout thresholds and maximums for each metric. Our Compensation Committee focuses on ensuring that our challenging goals, when achieved, will result in shareholder value creation and, historically, our performance on these challenging goals has led to substantial returns to our shareholders.

Pay Mix

At least 70% of the annual target compensation opportunity for our Named Executives is equity-based to incentivize a long-term focus and align their interests with those of our shareholders. Over 70% of the annual target compensation opportunity for the CEO is performance-based.


Pay Mix
CEO
21.4%
7.2%
21.4%
50.0%
Performance Based
71.4%
Base Salary
Cash Incentive
Performance Stock Award
Stock Award
All Other NEOs
6.5%
39.1%
15.3%
39.1%
Performance Based
54.4%

Section 4 – Fiscal Year 2021 Compensation Program Design

Consistent with our philosophy, the compensation program for our Named Executives in fiscal year 2021 consisted of an annual base salary plus annual cash and equity incentives awarded under our Executive Incentive Plan ("Incentive Plan").

Annual cash incentives were performance-based, with 50% determined formulaically based on achievement against pre-established financial targets (70% in the case of our CEO) and 50% determined based on operational performance in three weighted performance categories (30% in the case of our CEO). Our Compensation Committee and the independent members of our Board believe this strengthens our CEO's accountability to achieving results on the objective financial metrics that most closely align with our business strategy.

Equity incentives under the Incentive Plan were allocated 50% to target performance stock awards ("PSAs") (70% in the case of our CEO) and 50% to stock awards with four-year vesting ("SAs") (30% in the case of our CEO). Our Compensation Committee and the independent members of our Board believed the 70/30 balance between PSAs and SAs for our CEO will strengthen the alignment of his pay and performance, while the 50/50 balance between PSAs and SAs appropriately supported our long-term business goals and long-term retention incentives for our other Named Executives.

For fiscal year 2021, we made a one-time decision to use semi-annual goals for the financial metrics used in both our cash incentive and performance stock award portions of our Executive Incentive Plan. This change was consistent with the goal-setting process used for our Company's broad-based sales incentive programs and was made to mitigate some of the uncertainty in the marketplace. We did not make other changes to our Executive Incentive Plan due to COVID-19, such as granting discretionary awards, shifting to more time-based awards, reducing target incentive opportunities, or adjusting previously granted awards.

Base Salaries

Our Named Executives' base salaries align with the scope and complexity of their roles, their capabilities, and with prevailing market conditions.

Annual Cash Incentives

Cash incentives are determined in two performance categories, as follows.

For our CEO



- **Financial (70%)**
  - **Incentive Plan Revenue*** (35%)
  - **Incentive Plan Operating Income*** (35%)
- **Operational (30%)**
  - **Product & Strategy** (10%)
  - **Customers & Stakeholders** (10%)
  - **Culture & Organizational Leadership** (10%)

For other Named Executives



- **Financial (50%)**
  - **Incentive Plan Revenue*** (25%)
  - **Incentive Plan Operating Income*** (25%)
- **Operational (50%)**
  - **Product & Strategy** (16.67%)
  - **Customers & Stakeholders** (16.67%)
  - **Culture & Organizational Leadership** (16.66%)

* "Incentive Plan Revenue" and "Incentive Plan Operating Income" are non-GAAP financial measures defined on pages 45-46.

Financial

We include financial results in our cash incentive to measure our success in meeting internal annual financial performance goals for revenue and profitability that we believe drive long-term value creation.

For fiscal year 2021, the financial formulaic portion of the annual cash incentives was determined based on meeting pre-established performance targets for Incentive Plan Revenue and Incentive Plan Operating Income. The fiscal year 2021 Incentive Plan Revenue and Incentive Plan Operating Income performance targets were based on meeting the Company's fiscal year 2021 internal operating budget.

Operational Assessment

The operational assessment portion of each Named Executive's fiscal year 2021 annual cash incentives was determined based on evaluation of their individual contributions to the furtherance of financial, operational, and strategic indicators in three performance categories. The performance indicators varied based on the Named Executive's responsibilities and the function or group he or she leads, and may have included (in alphabetical order in each category):

 **Product & Strategy**

- Efficiency and productivity
- Innovation
- Product development and implementation of strategic roadmap
- Quality
- Revenue, consumption, and market share

 **Customers & Stakeholders**

- Customer and partner engagement and outreach
- Customer satisfaction
- Developer engagement
- Progress on Environmental, Social, and Governance goals

 **Culture & Organizational Leadership**

- Compliance and integrity
- Culture
- Diversity and inclusion
- Organizational health

For Mr. Nadella, the independent members of our Board also considered:

- Input from Microsoft's senior executives about Mr. Nadella's leadership

- The scorecard we use to measure performance against Microsoft's annual business plan

- Mr. Nadella's evaluation of Microsoft's and his individual performance over the past fiscal year

Equity Compensation

Under the Incentive Plan, each year our Named Executives receive both PSAs and SAs.

Performance Stock Awards

PSAs are designed to encourage our executives to achieve rigorous goals in key performance metrics to drive long-term performance and value creation.

Due to the dynamic nature of our business and the specificity in the performance metrics that are chosen under our PSA program, we believe that measuring performance annually over our three-year performance period and modifying awards based on our three-year relative TSR provides the most accurate assessment of Microsoft's long-term trajectory and performance achievements.

Fiscal Year 2021 Performance Stock Award Metrics and Weights

Fiscal year 2021 PSA metrics are strategic measures that drive long-term performance and value creation. Targets for the PSA metrics are set at the target levels established under Microsoft's fiscal year business plan and are intended to be difficult but attainable, and additional information about our goal-setting process is on page 39. The metrics and weights used for fiscal year 2021 are in the table below.

Fiscal Year 2021 PSA Metrics

Performance Metrics	Description	Weights
Commercial Cloud Revenue*	Revenue from our commercial cloud business, which includes Azure, Office 365 Commercial, the commercial portion of LinkedIn, Dynamics 365, and other commercial cloud properties	33%
Commercial Cloud Subscribers	Paid seats for current or new per-user SaaS cloud services primarily in commercial customer segment	32%
Teams Monthly Active Usage	Unique monthly active users of Teams in Enterprise, Corporate, Small and Medium Business, and Education	20%
Xbox Game Pass Subscribers	Current number of paid Game Pass Subscriptions (Console, PC, Ultimate)	5%
Surface Revenue*	Revenue from Surface devices and accessories	5%
LinkedIn Sessions	Measure of member visits as a leading indicator of the overall quality of the LinkedIn member experience and opportunity for members to realize their economic opportunity	5%

* "Commercial Cloud Revenue" and "Surface Revenue", when used as PSA metrics in this Compensation Discussion and Analysis, are non-GAAP financial measures defined on page 51.

The fiscal year 2021 PSA metrics were used to establish performance goals for (1) year 3 of the 2019 PSAs, (2) year 2 of the 2020 PSAs, and (3) year 1 of the 2021 PSAs, as shown below.

PSA Metrics

Metric Year

	FY19	FY20	FY21	FY22	FY23
FY19 PSA	Year 1	Year 2	Year 3		
FY20 PSA		Year 1	Year 2	Year 3	
FY21 PSA			Year 1	Year 2	Year 3

3-year relative TSR (FY19 PSA)
3-year relative TSR (FY20 PSA)
3-year relative TSR (FY21 PSA)

Relative TSR modifier (0.75-1.5x) is only above 1x if Microsoft's TSR is positive and above the 60th percentile of the S&P 500. Beginning with FY21 PSAs, a downside adjustment applies to reduce payout when Microsoft's TSR is below the 40th percentile of S&P 500, with up to 25% downside at the 20th percentile or below.

Our fiscal year 2021 PSA metric results can be found on pages 50-51 below.

Stock Awards

Stock awards were granted under the Incentive Plan in September 2020 for shares of Microsoft common stock (in November 2020 for Mr. Young). These stock awards vest over four years, with 25% vesting on August 31, 2021 (September 14, 2021 for Mr. Courtois) and 12.5% each six-months thereafter, to support long-term focus and align with shareholders' interests. Vesting is subject to continued employment except as described on pages 52-53 below.

On-Hire Compensation

In connection with his employment as our Executive Vice President, Business Development, Strategy, and Ventures on November 11, 2020, our Compensation Committee determined to award Mr. Young an on-hire cash bonus in the amount of $5,000,000, with the first installment of $3,500,000 payable within 30 days after his employment start date in fiscal year 2021 and the second $1,500,000 installment payable within 30 days after the first anniversary of his employment start date. Each installment is repayable to Microsoft if Mr. Young resigns his employment, or his employment is terminated for "misconduct" prior to the first anniversary of his employment start date (for the first installment) or the second anniversary of his employment start date (for the second installment). In addition, Mr. Young received an on-hire stock award with a value of $18,000,000 that has a 4-year ratable vesting, 25% 12 months from the award date and 25% every 12 months thereafter. This on-hire cash and stock award compensation was granted with consideration of Mr. Young's most recent position as CEO of global technology company McAfee and in response to competitive offers for chief executive officer roles to attract Mr. Young. The Compensation Committee believes Mr. Young's employment terms and compensation are appropriate due to his experience as a chief executive officer and his unique skill set leading complex technology businesses in both private and public companies, and were necessary to encourage Mr. Young to join the Company.

No Other Fiscal Year 2021 Compensation

During fiscal year 2021, no other compensation was awarded to our Named Executives.

Section 5 – Fiscal Year 2021 Compensation Decisions

Our Named Executives were awarded the following compensation in fiscal year 2021:

Fiscal Year 2021 Base Salaries

As part of the annual review of target compensation opportunities, our Compensation Committee and, for Mr. Nadella, the independent members of our Board, reviewed the base salaries of our Named Executives in September 2020. The independent members of our Board did not increase the base salary of $2.5 million for Mr. Nadella, which it continued to believe was reasonable and appropriate given his role, capabilities, and experience. Our Compensation Committee approved base salaries of $1 million for Ms. Hood, $960,000 for Mr. Smith, and €800,000 for Mr. Courtois based on a competitive market review of their roles and contributions over the past several years. In connection with his employment as our Executive Vice President, Business Development, Strategy, and Ventures, the Compensation Committee set Mr. Young's initial base salary at $850,000.

Fiscal Year 2021 Cash Incentive Awards

We did not increase our target cash incentive opportunities in fiscal year 2021, which are defined as a percentage of base salary. For fiscal year 2021, these opportunities were: Mr. Nadella – 300%; Ms. Hood – 250%; Mr. Courtois – 225%; and Mr. Smith – 250%. In connection with his employment as our Executive Vice President, Business Development, Strategy, and Ventures, the Compensation Committee set Mr. Young's target percentage for a cash incentive in fiscal year 2021 of 200% of his base salary.

In fiscal year 2021, in connection with the disruptions of COVID-19, we made a one-time decision to use semi-annual goals for the financial metrics used in our cash incentive program. This change was consistent with the goal-setting process used for our broad-based sales incentive programs.

Our Compensation Committee and, for Mr. Nadella, the independent members of our Board, determined the fiscal year 2021 cash incentive awards. These were based on two performance categories: financial results and operational performance results.

Final results under each portion of the cash incentive, and the resulting awards, were as follows:

	Nadella	Hood	Courtois	Smith	Young
Financial results (50%) (70% for the CEO)	200.00%	200.00%	200.00%	200.00%	200.00%
Operational results (50%) (30% for the CEO)	165.00%	165.00%	150.00%	165.00%	130.00%
Total FY21 cash incentive (% of target)	189.50%	182.50%	175.00%	182.50%	165.00%
Total FY21 cash incentive ($)	$14,212,500	$4,543,490	$3,670,406[1]	$4,303,958	$1,788,188

(1) Amounts paid in Euros have been converted to U.S. dollars using the average daily exchange rates from July 1, 2020 to June 30, 2021 of €1 to $1.19.

Financial Results

We achieved greater than target performance on the fiscal year 2021 financial performance measures shown below, resulting in a weighted payout of 200%.

Financial Results ($ in billions)	FY20 Actual[1]	FY21 Threshold	FY21 Target	FY21 Maximum	FY21 Actual	FY21 Growth Rate
FY21 H1 Incentive Plan Revenue	$65.49	$65.19	$68.55	$71.57	$74.12	13.18%
FY21 H2 Incentive Plan Revenue	$83.15	$85.32	$90.67	$95.57	$96.42	15.96%
FY21 H1 Incentive Plan Operating Income	$26.25	$25.34	$27.39	$30.68	$32.81	24.99%
FY21 H2 Incentive Plan Operating Income	$26.13	$27.45	$30.00	$33.90	$34.34	31.42%

(1) FY20 actual results are presented in FY21 constant dollar exchange rates, which removes the impact of currency fluctuations from period-over-period comparisons.

"Incentive Plan Revenue" and "Incentive Plan Operating Income" are non-GAAP financial measures. We calculate Incentive Plan Revenue by adjusting GAAP Revenue for (1) the net impact of revenue deferrals, (2) credits and incentives, and (3) the effect of foreign currency rate fluctuations. We calculate Incentive Plan Operating Income by adjusting GAAP Operating Income for the effect of foreign currency rate fluctuations. We exclude the effect of foreign currency rate fluctuations on a "constant dollar" basis by converting current period non-GAAP (i.e., adjusted for the items in the preceding two sentences) results for entities reporting in currencies other than U.S. dollars into U.S. dollars using constant exchange rates, which are determined at the outset of the current period, rather than the actual exchange rates in effect during the respective periods. These Incentive Plan financial metrics differ from the non-GAAP financial results we report in our quarterly earnings release materials. They should not be considered as a substitute for, or superior to, the measures of financial performance prepared in accordance with GAAP.

Operational Results

Satya Nadella

The key results influencing the Compensation Committee and the independent members of our Board decisions on the operational performance portion of Mr. Nadella's cash incentive are set forth below. Results are out of a possible 200% in each category.

Weighted Performance Categories - Satya Nadella

1 Product & Strategy (10.0% weight)   145%

As digital transformation accelerated across all industries in fiscal year 2021, Mr. Nadella led Microsoft to strong growth across our business segments. Full year revenue growth for fiscal year 2021 remained strong *(18% year-over-year)* despite the significant challenges our business teams have faced during the COVID-19 pandemic. Under Mr. Nadella's leadership, during fiscal year 2021 Microsoft deepened the differentiation in its commercial business and consumer business portfolios, including significant growth in Office 365 Commercial revenue (22% year-over-year) and Teams monthly active users growth to nearly 250 million. Additionally, we experienced strong engagement and revenue in our Gaming business, and all-time high LinkedIn user engagement with annual revenues exceeding $10 billion. Mr. Nadella delivered on our desire to swiftly bring to market new offerings, including Azure Synapse, Microsoft Viva, additional collaboration features in Teams, and identity, security, compliance, and device management features that helped our security business surpass $10 billion in annual revenue. In addition, Mr. Nadella strengthened and deepened Microsoft's capabilities across critical offerings including AI, industry-specific solutions, and gaming through strategic acquisitions. Furthermore, he positioned the Company for future growth as customer commitments grew meaningfully in the Azure, Microsoft 365, and Game Pass product areas and development work was completed to launch Windows 11 in fiscal year 2022.

2 Customers & Stakeholders (10.0% weight)   170%

Mr. Nadella led Microsoft in facing the many challenges arising during fiscal year 2021, advancing our mission to provide services and solutions to all people and organizations around the globe, and navigating the Company through the COVID-19 pandemic. Under Mr. Nadella's leadership, Microsoft continued making progress on issues that matter to customers and governments throughout the world, establishing groundbreaking partnerships across the healthcare, financial services, manufacturing, and public sectors.

Microsoft has further positioned itself as a leader in cybersecurity, with nearly 600,000 organizations using our security offerings across Azure and Microsoft 365. Under Mr. Nadella's leadership, Microsoft has continued to advance global cybersecurity policy through its work with governments, the UN, the Paris Peace Forum, the Cybersecurity Tech Accord, and the Company's Defending Democracy Program. Mr. Nadella also initiated our aggressive ten-year carbon reduction commitment and implemented a variety of internal programs to drive achievement of that commitment, including the largest carbon removal purchase in business history.

Under Mr. Nadella's leadership, Microsoft continued to meaningfully impact the lives of users across geographies, expanding efforts to ensure an inclusive economic recovery. In rural and urban settings, Microsoft tools and initiatives have enabled learning and training, including addressing the disability divide in accessibility through investments in technology, workforce, and workplace, and providing access to broadband service

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3 Culture & Organizational Leadership (10.0% weight)   180%

Mr. Nadella furthered the Company's cultural growth and engagement during fiscal year 2021. The living culture and talent of the Company is a core priority for the Board and Mr. Nadella, and his efforts in this area have been exceptional. Under Mr. Nadella's leadership, Microsoft is well on its way to achieving the company's commitment to double the representation of Black and African American, and Hispanic and Latinx senior leaders and people mangers by 2025. Additionally, Microsoft achieved a notable increase in representation of women globally in a year of significant employee population growth. Mr. Nadella accelerated the execution of the Company's talent strategy by hiring a number of critical leaders across multiple functions, with a particular focus on the consumer, to best position Microsoft for near-term and longer-term growth and successful executive succession.

Additionally, during fiscal year 2021, Mr. Nadella led Microsoft's efforts to expand its employee and community-focused health and wellbeing initiatives, including expanded benefits for working parents, development of high-volume vaccine clinics focused on equitable distribution, and the creation of a hybrid workplace.

Mr. Nadella has enthusiastically fostered a culture of empowerment. By implementing a manager framework of Model, Coach, Care, at a time when employees were feeling more isolated than ever, Mr. Nadella fostered a culture of employee well-being. Over the course of fiscal year 2021 as we all navigated disrupted work and home environments, employees, through our engagement surveys, provided historically strong ratings for the Company, its values, and its leadership.

Other Named Executives

The key results influencing our Compensation Committee's decisions on the operational performance category portion of the cash incentive for the other Named Executives are summarized below.

Named Executive	Key Results
Amy E. Hood	• Strong financial performance and management with accelerated revenue growth of 18% and operating income growth of 32%, and returned over $39 billion in cash to shareholders in the form of share repurchases and dividends • Continued investments in large and growing markets, with gaming, security, and now LinkedIn, surpassing $10 billion in annual revenue • Accelerated Microsoft's Racial Equity Initiative efforts around engaging our ecosystem by working with suppliers and partners to extend the vision for societal change, and served as a champion for diversity and inclusion to drive increased representation within the organization and enhancing employee sentiment year-over-year • Drove significant progress toward the Company goal to become carbon negative by 2030, including strong investments with the Climate Investment Fund and enhancements to procurement and real estate practices • Partnered across the organization to deliver solid impact – reinvigorating Windows as an important revenue driver, accelerating the pivot to "digital first" in light of changing market conditions, solidifying our commercial strategy, and refining our consumer strategy • Enabled record level of merger and acquisition activity to optimize growth, strategy, technical fit, and value creation in a fiscally responsible, compliant manner

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Named Executive	Key Results
Jean-Philippe Courtois	• Led Global Sales, Marketing, and Operations ("GSMO") groups to deliver strong financial performance and contributed to Microsoft's 18% growth in revenue
	• Enhanced Microsoft's position as not only a technology provider but a strategic partner for global customers across all industries, helping to sustain, reinvent, and improve business models as digital transformation was accelerated
	• Built on Microsoft's strength as the most trusted Cloud and AI enabler to customers, governments, and communities across the globe by collaborating with them to accelerate the opportunities in those industries that are critical to a country's economic growth
	• Drove strong focus on embedding diversity and inclusion conversations and learning moments in the global field culture and across the Company
	• Pursued efforts to strengthen net customer satisfaction scores to historically high levels by providing deep industry expertise and enhancing the competitive positioning of Microsoft's services
	• Expanded both breadth and depth of developer engagement through third-party events and meetups, Microsoft Build, and the rollout of the Cloud Skills Challenge to connect with global developers in MS Learn
	• Championed efforts to elevate the role of the manager, especially through the remote pandemic environment, setting the stage to serve as executive sponsor of The Forum for Partners and Manager Coaching to promote our leadership principles and manager framework
Bradford L. Smith	• Published the first Microsoft Environmental Sustainability Report announcing strong progress towards our commitment to become carbon negative by 2030, on track to our goal with a significant reduction in our emissions during the first year. Completed the largest carbon removal purchase in business history of 1.3 million metric tons and continued to enhance our practices, such as expanding our internal carbon tax and launching a more aggressive renewable energy strategy for our data centers
	• Launched a 5-year commitment to build on our existing initiatives and bridge the "Disability Divide" by opening doors for people with disabilities through investment in technology, workforce and workplace
	• Led the Strengthening our Communities pillar of Microsoft's Racial Equity Initiative across four prongs of justice reform, urban broadband, skills and education, and support for nonprofits
	• Brought clear focus on the criticality of security, including effective public outreach to governments and testimony before multiple congressional committees. Took additional action to disrupt nation-state and criminal activity, advance international norms, and create an internal geo-political intelligence capability
	• Surpassed Global Skills Initiative goal to bring digital skills to 25 million people worldwide and doubled down on efforts to support a more inclusive skills-based labor market, including extended free content and certification offerings to the end of 2021
	• Pursued enhancements to the Responsible AI Standard and advanced work to integrate further within engineering groups, while continuing to advance Microsoft's external reputation as an ethical leader in the responsible AI space, including through additional controls on the use of facial recognition
	• Introduced a comprehensive annual regulatory review to further strengthen compliance with global regulation in six fields – privacy, cybersecurity, national security, lawful access, digital safety, and responsible AI
Christopher D. Young	• Successfully committed to mid-year onboarding, and quickly established himself as a strong business leader demonstrating impact across the organization
	• Leveraged expertise in security products, the external market, and knowledge of customer problem set to further refine our strategy
	• Expanded existing global partnerships while uncovering and unblocking new growth opportunities
	• Implemented further rigor into the evaluation and execution of strategic partnership opportunities, including alliances, venture investments, and joint ventures aligned with our corporate strategy
	• Led as a champion for inclusion, increased diversity representation within the organization, and served as active ally to employee resource groups

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Fiscal Year 2021 Stock Awards

The fiscal year 2021 PSAs and SAs granted to our Named Executives under the Incentive Plan are listed below.

Named Executive	PSAs (Target Number of Shares)[1]	SAs (Number of Shares)[2]	Aggregate Target Award Value[3] ($)
Satya Nadella	77,595	33,255	25,000,000
Amy E. Hood	32,147	32,147	14,500,000
Jean-Philippe Courtois	22,170	22,170	10,000,000
Bradford L. Smith	27,935	27,935	12,600,000
Christopher D. Young	17,318	17,318	7,500,000

(1) The PSAs vest in full following the end of the three-year performance period, with the number of shares earned determined based on performance against goals set for each year in the period and relative TSR results for the period.

(2) The SAs vest 25% on August 31, 2021 (September 14, 2021 for Mr. Courtois) and 12.5% each six months thereafter until fully vested. Vesting is subject to continued employment except as described on pages 52-53 below.

(3) Awarded value (in dollars) was converted to shares using the closing share price on August 31, 2020 (November 11, 2020 for Mr. Young), rounded up to a whole number.

The amounts listed in the table above for fiscal year 2021 PSAs will not match the amounts in the "Stock Awards" column in the Summary Compensation Table or the Grants of Plan-Based Awards table. Because the grant date of a PSA occurs when the performance targets are set, and targets under our PSA awards are established annually, SAs listed in the Summary Compensation Table and Grants of Plan-Based Awards table include portions of current and prior year PSA awards, as described in more detail in Note (2) to the Summary Compensation Table on page 55.

Fiscal Year 2019 PSAs (Completed Performance Period)

Our Compensation Committee (and for Mr. Nadella, the independent members of our Board) granted PSAs in fiscal year 2019 that pay out based on specific pre-established, performance goals and strategic performance objectives tied to creating long-term shareholder value as well as our TSR performance relative to the S&P 500. Performance was measured over the three-fiscal year performance period ending June 30, 2021.

The actual performance under the fiscal year 2019 PSAs reflected the strong business achievement on core metrics and Microsoft's relative TSR during this period. Performance on the core metrics under these PSAs is shown in the following table:

As a result of COVID-19 disruptions to markets, during fiscal year 2021 we made a one-time decision to use semi-annual goals for the financial metrics used in our cash incentive and performance stock award portions of our Executive Incentive Plan. The goals were weighted equally between the first half of the fiscal year (H1) and the second half (H2). This change was consistent with the goal-setting process used for our broad-based sales incentive programs.

Fiscal Year 2019 PSA Core Metric Payout Percentages

Metric (FY19)	Weight	FY19 Payout (%)	Metric (FY20 and FY21)	Weight	FY20 Payout (%)	Weight	FY21 Payout (%)
Commercial Cloud Revenue	34%	99.16%	Commercial Cloud Revenue	35%	98.15%	H1 - 16.5%	121.69%
						H2 - 16.5%	157.07%
Commercial Cloud Subscribers	33%	114.79%	Commercial Cloud Subscribers	34%	107.35%	32%	196.54%
Windows 10 Monthly Active Devices	11%	129.46%	Teams Monthly Active Usage	10%	200.00%	20%	81.36%
Consumer Post-Sales Monetization Gross Margin	11%	144.33%	Xbox Game Pass Subscribers	7%	147.95%	5%	82.28%
Surface Gross Margin	5%	105.41%	Surface Revenue	7%	90.10%	H1 - 2.5%	200.00%
						H2 - 2.5%	0.00%
LinkedIn Sessions	6%	110.82%	LinkedIn Sessions	7%	129.64%	5%	195.97%
Weighted Performance for FY	113.63%				116.59%		144.07%
Core Metric Performance (average of FY19, FY20, and FY21 performance)							124.76%

Fiscal Year 2019 PSA Core Metric Performance Results

Metric (FY19)	Weight	FY19 Target/ Actual Achievement	Metric (FY20 and FY21)	Weight	FY20 Target/ Actual Achievement	Weight	FY21 Target/ Actual Achievement
Commercial Cloud Revenue	34%	$38.67B/$38.63B	Commercial Cloud Revenue	35%	$51.90B/$51.80B	H1 - 16.5%	$30.78B/$31.19B
						H2 - 16.5%	$34.58B/$35.75B
Commercial Cloud Subscribers (Growth %)	33%	26.88%/28.60%[2]	Commercial Cloud Subscribers (Growth %)	34%	23.02%/23.65%[2]	32%	17.73%/25.76%[2]
Windows 10 Monthly Active Devices	11%	$824.15M/$860.56M	Teams Monthly Active Usage (Growth %)	10%	246.94%/513.59%[2]	20%	64.22%/54.53%[2]
Consumer Post-Sales Monetization Gross Margin (Growth %)	11%	11.04%/16.44%	Xbox Game Pass Subscribers (Growth %)	7%	71.00%/85.75%[2]	5%	47.79%/37.48%[2]
Surface Gross Margin (% of target)	5%	101.65%[2]	Surface Revenue	7%	$6.40B/$6.21B	H1 - 2.5%	$2.87B/$3.51B
						H2 - 2.5%	$3.18B/$2.75B
LinkedIn Sessions	6%	32.11B/32.52B	LinkedIn Sessions	7%	39.89B/40.72B	5%	49.59B/52.92B

(1) Dollar values are calculated using constant dollars, which removes the impact of currency fluctuations from period-over-period comparisons.
(2) For competitive reasons, targets and results are expressed in terms of year over year growth or, for Surface Gross Margin, as a percentage of target.

When achieved, these challenging goals have resulted in substantial shareholder value creation.

"Commercial Cloud Revenue" and "Surface Revenue", when used as PSA metrics in this Compensation Discussion and Analysis, are non-GAAP financial measures, calculated by adjusting GAAP results for these metrics (as defined in our Annual Report on Form 10-K for the fiscal year ended June 30, 2021) for the effect of foreign currency rate fluctuations. We exclude the effect of foreign currency rate fluctuations on a "constant dollar" basis by converting current period non-GAAP results for entities reporting in currencies other than U.S. dollars into U.S. dollars using constant exchange rates, which are determined at the outset of the fiscal year, rather than the actual exchange rates in effect during the respective periods. These metric results differ from certain non-GAAP financial results we report in our quarterly earnings release materials; they should not be considered as a substitute for, or superior to, the measures of financial performance prepared in accordance with GAAP.

Metric (FY21) ($ in billions)	FY20 Actual[1]	FY21 Target	FY21 Actual	FY21 Growth Rate
FY21 H1 Commercial Cloud Revenue	$23.85	$30.78	$31.19	30.8%
FY21 H2 Commercial Cloud Revenue	$27.37	$34.58	$35.75	30.6%
FY21 H1 Surface Revenue	$3.09	$2.87	$3.51	13.6%
FY21 H2 Surface Revenue	$3.06	$3.18	$2.75	-10.1%

(1) FY20 actual results are presented in FY21 constant dollar exchange rates, which removes the impact of currency fluctuations from period-over-period comparisons.

Relative TSR Modifier

The core metric results for the fiscal year 2019 PSAs were then subject to adjustment based on the relative TSR performance modifier, which compares our TSR for the three-fiscal year performance period to the TSR of the S&P 500. Our absolute TSR for the performance period satisfied the PSA payout requirement that TSR be positive. Our TSR relative to the S&P 500 was at the 97th percentile of the S&P 500, well in excess of the 80th percentile performance that was a condition to receiving the maximum 150% modifier. Based on this result, the total payment percentage for the fiscal 2019 PSAs was increased by 50%, resulting in the payout to our Named Executives of 187.14% of the target fiscal 2019 PSA shares.

Vesting of Mr. Nadella's Long-Term Performance Stock Award

Upon Mr. Nadella's appointment to CEO on February 4, 2014, he was granted a one-time long-term performance-based stock award ("LTPSA"). LTPSA payouts are tied to Microsoft's total shareholder return relative to the S&P 500 ("relative TSR") over three overlapping five-year performance periods. The third of these periods ended February 3, 2021. For each of the three five-year performance periods, the number of shares earned at threshold is 150,000, at target 600,000, and at maximum 900,000. During the third five-year performance period, Microsoft's market capitalization increased $1,420 billion (from $413 billion to $1,833 billion). Microsoft's relative TSR over this 5-year period was in the 97th percentile, resulting in Mr. Nadella earning and vesting in the maximum 900,000 shares.

Fiscal Year 2020 and 2021 PSAs (Open Performance Periods)

Performance under the fiscal year 2020 and 2021 PSAs will be determined following the end of the three-year performance periods ending June 30, 2022 and 2023, respectively. The number of shares of common stock to be earned will be based on an assessment of (1) performance against the metric goals during the applicable performance period, and (2) if Microsoft's absolute TSR is positive during the period, Microsoft's relative TSR during the period. With the growing importance of Teams on our business strategy, we increased the weight for Teams Monthly Active Usage metric and redistributed weights for the other metrics in fiscal year 2021. The metrics and relative weights under the fiscal year 2020 and 2021 PSAs are as follows:

Metrics	Fiscal Year 2020 Weights (%)	Fiscal Year 2021 Weights (%)
Commercial Cloud Revenue	35	H1 - 16.5
		H2 - 16.5
Commercial Cloud Subscribers	34	32
Teams Monthly Active Usage	10	20
Xbox Game Pass Subscribers	7	5
Surface Revenue	7	H1 - 2.5
		H2 - 2.5
LinkedIn Sessions	7	5
Total	**100**	**100**

Section 6 – Other Compensation Policies and Information

No Significant Executive Benefits and Perquisites

Our Named Executives are eligible for the same benefits available to our other full-time employees. In the U.S., our benefits include our section 401(k) plan, employee stock purchase plan, health care plan, life insurance plans, and other welfare benefit programs. In addition to the standard benefits offered to all U.S. employees, we maintain a nonqualified deferred compensation plan for our U.S. executive officers and senior managers. This deferred compensation plan is unfunded, and participation is voluntary. The deferred compensation plan allows our Named Executives to defer their base salary, the cash portion of their Incentive Plan awards, and certain on-hire bonuses. We do not contribute to the deferred compensation plan. Named Executives are eligible for matching gifts for charitable donations above the maximum for our other U.S.-based full-time employees. Mr. Courtois participates in the standard benefits for leadership team members in France, including profit sharing, a health examination, and a car allowance.

During fiscal year 2021, we provided no executive-only perquisites or other personal benefits to our Named Executives other than matching gifts made to charitable organizations.

Post-Employment Compensation

Our Named Executives do not have employment contracts. No Named Executive is entitled to any payments or benefits following a change in control of Microsoft.

Our Named Executives may be eligible for additional vesting of their outstanding SAs following termination of employment on the same terms as our other employees. All U.S. employees who retire from Microsoft after (a) age 65 or (b) age 55 with 15 years of service are eligible for the continuation of vesting of outstanding SAs granted at hire or at the time of annual performance review, if the award was granted over one year before the date of retirement. A pro-rata portion of PSA shares will also continue vesting if the retirement occurs more than one year after the beginning of the performance period. As of June 30, 2021, only Mr. Smith was retirement eligible, and the value of his SAs and PSAs eligible for continued vesting if he retired on that date was $28,786,918 (assuming PSAs are earned at 100% of target). All employees whose employment with Microsoft terminates due to death or total and permanent disability generally fully vest in their outstanding SAs. Our PSAs vest for the target number of shares upon death or total and permanent disability. The value of our Named Executives' SAs and PSAs that would have vested assuming a June 30, 2021 termination of employment due to death or total and permanent disability was: Mr. Nadella, $114,791,437; Ms. Hood, $55,975,525; Mr. Courtois $38,403,326; Mr. Smith, $46,935,050; and Mr. Young, $31,900,642.

In addition, our Named Executives are eligible to participate in the Microsoft Senior Executive Severance Benefit Plan ("Severance Plan"). The Severance Plan was adopted to help ensure continuity of key leaders by providing designated executives severance payments and benefits if their employment is terminated without cause. For purposes of the Severance Plan, "cause" means (i) a conviction or plea of guilty or no contest to a felony or certain misdemeanors; (ii) engaging in gross misconduct; (iii) repeated failure to substantially perform the duties of the Named Executive's role; (iv) violation of any securities laws; or (v) violation of Microsoft's policies designed to prevent violations of law.

The Severance Plan payments and benefits have four components – cash, stock vesting, continued health care, and outplacement assistance – all provided by Microsoft. Cash payments consist of (i) a severance payment equal to 12 months' base salary plus target annual cash incentive award, payable in a lump sum within 60 days after termination of employment; and (ii) a pro-rata payment of the Named Executive's target annual cash incentive award for the partial year of work, payable in a lump sum at the same time other Incentive Plan cash awards for the year are paid. Stock vesting applies to SAs and PSAs. SAs that otherwise would vest in the 12-month period after employment terminates continue to vest. After the first year of the PSA performance period is completed, a pro-rata portion of any PSA shares will also vest, and the number of shares subject to pro-ration is the lesser of the target award shares or the shares that are otherwise earned and payable after the end of the performance period. Continued contributions to premiums for COBRA health care continuation coverage and outplacement assistance will be provided on the same terms as are available to other employees whose employment is terminated without cause. There is no change-in-control provision in the Severance Plan. To receive the Severance Plan payments and benefits, the Named Executive must execute a separation agreement that includes a release of claims in favor of Microsoft, confidentiality and non-disparagement provisions, and 12-month non-compete/non-solicitation restrictions.

Mr. Nadella participates in the Severance Plan on the same terms as our other executive officers.

Strong Clawback Policy

Accountability is a fundamental value of Microsoft. To reinforce this value through our executive compensation program, our executive officers and certain other senior executives are subject to a strong 'no fault' executive compensation recovery ("clawback") policy. Under this policy, our Compensation Committee may seek to recover payments of incentive compensation if the performance results leading to a payment are later subject to a downward adjustment or restatement of financial or nonfinancial performance. Our Compensation Committee may use its judgment in determining the amount to be recovered where the incentive compensation was awarded subjectively. Our Compensation Committee may also seek recovery of up to the entire amount of any incentive compensation awarded during a period where a covered executive committed a significant legal or compliance violation. Our executive compensation recovery policy is available on our website at aka.ms/policiesandguidelines.

Robust Stock Ownership Policy

Our executive officers and certain other senior executives are required to maintain a minimum equity stake in Microsoft. This policy embodies our Compensation Committee's belief that our most senior executives should maintain a significant personal financial stake in Microsoft to promote a long-term perspective in managing our business. In addition, the policy helps align executive and shareholder interests, which reduces incentive for excessive short-term risk taking. Each covered executive is required to acquire and maintain ownership of shares of Microsoft common stock equal to a specified multiple of his or her base salary, which for our Named Executives ranges from 8 to 15 times base salary, as shown in the table below. Each covered executive must retain 50% of all net shares (post-tax) that vest until achieving his or her minimum share ownership requirement.

Named Executive	Share Ownership Requirement as of June 30, 2021
Satya Nadella	15x base salary
Amy E. Hood	8x base salary
Jean-Philippe Courtois	8x base salary
Bradford L. Smith	8x base salary
Christopher D. Young	8x base salary

In fiscal year 2021, each of our Named Executives (other than Mr. Young, who joined Microsoft in November 2020) complied with our stock ownership policy. Our stock ownership policy is available on our website at aka.ms/policiesandguidelines.

Hedging and Pledging Policy

Our Named Executives are subject to our Derivatives Trading, Hedging, and Pledging policy described on page 14.

Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code ("Section 162(m)") imposes an annual deduction limit of $1 million on the amount of compensation paid to each of the CEO, the CFO, and certain other current or former named executive officers (together, "covered employees"). Compensation to our Named Executives over this limit is nondeductible.

Annual Compensation Risk Assessment

We performed an annual assessment for our Compensation and Audit Committees of our Board of Directors to determine whether the risks arising from our fiscal year 2021 compensation policies and practices were reasonably likely to have a material adverse effect on Microsoft. Our assessment reviewed the material elements of executive and non-executive employee compensation. We concluded these policies and practices do not create risk that is reasonably likely to have a material adverse effect on Microsoft.

The structure of our compensation program for our executive officers does not incentivize unnecessary or excessive risk-taking. The base salary component of compensation does not encourage risk-taking because it is a fixed amount. The Incentive Plan awards have these risk-limiting characteristics:

- Cash incentive awards under the Incentive Plan are limited to 200% of a target cash incentive award

- Cash incentive awards are structured 50% (70% for CEO) based on pre-established goals (balance of growth and profitability goals) and 50% (30% for CEO) based on operational performance as assessed across three performance categories, diversifying the risk associated with any single aspect of performance

- The majority of Incentive Plan award value is delivered in awards for shares of Microsoft common stock with multi-year vesting schedules or performance periods, which aligns the interests of our executive officers to long-term shareholder interests

- We maintain robust executive stock ownership requirements ranging from 5x to 15x annual salary, which reduces incentive for excessive short-term risk taking

- PSA metrics further diversify the elements of the program to minimize the incentive to produce any particular outcome

- PSAs use Company-wide measures that are not specific to any one executive officer's sphere of responsibility and that apply equally to all participants to encourage a unified and responsible approach to achieving financial and strategic goals

- Overlapping performance periods for PSAs limit the impact of short-term business performance or share price fluctuations on final outcomes

- Equity awards are not made in the form of stock options, which may provide an asymmetrical incentive to take unnecessary or excessive risks to increase the market price of Microsoft common stock

- Members of our Compensation Committee (or for Mr. Nadella, the independent members of our Board of Directors) approve all Incentive Plan awards to executive officers, including performance achievement levels that determine final payout outcomes

- Awards are subject to the Company's Executive Compensation Recovery policy

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Awards are subject to our Executive Compensation Recovery Policy, described in this Section 6 – Other Compensation Policies and Information – Strong Clawback Policy.

Executive officers are subject to our executive stock ownership requirements, described in this Section 6 – Other Compensation Policies and Information – Robust Stock Ownership Policy.

Compensation Committee Report

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis provided above. Based on its review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

Compensation Committee
Sandra E. Peterson (Chair)
Charles W. Scharf
Emma N. Walmsley
Padmasree Warrior

Fiscal Year 2021 Compensation Tables

Summary Compensation Table

This table contains information about compensation awarded to our Named Executives for the fiscal years ended June 30, 2021, 2020, and 2019. None of our Named Executives received stock options during those years.

Named Executive and Principal Position	Year	Salary ($)	Bonus[1] ($)	Stock Awards[2] ($)	Non-equity Incentive Plan Compensation[3] ($)	All Other Compensation[4] ($)	Total ($)
Satya Nadella	2021	2,500,000	0	33,036,030	14,212,500	109,750	49,858,280
Chairman and Chief Executive Officer	2020	2,500,000	0	30,718,608	10,992,000	111,180	44,321,788
	2019	2,333,333	0	29,668,651	10,796,868	111,363	42,910,215
Amy E. Hood	2021	995,833	0	17,864,404	4,543,490	62,414	23,466,141
Executive Vice President and Chief Financial Officer	2020	975,000	0	14,792,679	3,734,981	123,574	19,626,234
	2019	958,333	0	15,316,653	3,855,040	97,608	20,227,634
Jean-Philippe Courtois[5]	2021	932,167	0	12,141,344	3,670,406	65,948	16,809,865
Executive Vice President, President, Global Sales, Marketing and Operations	2020	777,000	0	10,475,186	2,591,432	105,686	13,949,304
	2019	798,000	0	11,309,474	2,889,049	88,231	15,084,754
Bradford L. Smith	2021	943,333	0	15,098,855	4,303,958	109,750	20,455,896
President and Chief Legal Officer[6]	2020	860,000	0	12,402,137	3,294,445	111,131	16,667,713
	2019	850,000	0	13,045,437	3,366,148	111,412	17,372,997
Christopher D. Young[7]	2021	541,875	3,500,000	22,594,634	1,788,188	70,386	28,495,083
Executive Vice President, Business Development, Strategy, and Ventures							

(1) Includes on-hire cash bonus made in connection with Mr. Young's commencement of employment as described on page 44.

(2) Includes the grant date fair values for SAs and PSAs calculated in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718 based on the market price of the shares subject to the award on the date of grant. The value of SAs is reduced by the present value of estimated future dividends because dividends are not paid on SA shares until vesting. The value of PSAs is calculated using a Monte-Carlo simulation valuation performed as of the date of grant by an independent third party. Because the grant date for a PSA occurs when performance targets are approved, and we approved performance targets in each of fiscal years 2021, 2020, and 2019, PSA values in this column include: (i) for fiscal year 2021, 33.33% of each of the fiscal year 2021 PSAs, the fiscal year 2020 PSAs, and the fiscal year 2019 PSAs; (ii) for fiscal year 2020, 33.33% of each of the fiscal year 2020 PSAs, the fiscal year 2019 PSAs, and the fiscal year 2018 PSAs; and (iii) for fiscal year 2019, 33.33% of each of the fiscal year 2019 PSAs, the fiscal year 2018 PSAs, and the fiscal year 2017 PSAs. The grant date fair values of included PSAs, assuming at the grant date that the highest level of performance conditions will be achieved for each PSA are: (i) for fiscal year 2021, Mr. Nadella, $52,529,846; Ms. Hood, $22,824,789; Mr. Courtois, $15,383,505; Mr. Smith, $18,984,417; and Mr. Young, $2,775,988; (ii) for fiscal year 2020, Mr. Nadella, $37,150,358; Ms. Hood, $18,704,870; Mr. Courtois, $13,664,213; and Mr. Smith, $15,866,522; (ii) for fiscal year 2019, Mr. Nadella, $35,050,220; Ms. Hood, $19,823,991; Mr. Courtois, $15,380,642; and Mr. Smith, $17,211,903.

(3) Includes Incentive Plan cash incentives.

(4) None of our Named Executives received reimbursements for relocation expenses or tax-gross-up payments in the last three fiscal years. Details about the amounts in the "All Other Compensation" column for fiscal year 2021 are set forth in the table below.

All other compensation details

Named Executive	Retirement Plan Contributions[A] ($)	Broad-Based Plan Benefits[B] ($)	Charitable Gifts[C] ($)	Other[D] ($)	Total ($)
Satya Nadella	9,750	0	100,000	0	109,750
Amy E. Hood	9,750	2,664	50,000	0	62,414
Jean-Philippe Courtois	8,435	0	0	57,513	65,948
Bradford L. Smith	9,750	0	100,000	0	109,750
Christopher D. Young	4,958	0	65,428	0	70,386

(A) Includes 401(k) plan matching contributions and, for Mr. Courtois, the employer contribution to a mandatory supplemental defined contribution plan for eligible French employees.

(B) Includes payments in lieu of athletic club membership and credits for waived life insurance coverage under programs that are available to substantially all our U.S.-based employees.

(C) Includes matching charitable contributions under our corporate giving program.

(D) Includes for Mr. Courtois profit sharing mandated by French law of $34,946, car allowance that includes business and personal use of $20,369, a $298 allowance that was granted to all work-from-home employees in France during the COVID-19 pandemic, and a tax assistance allowance of $1,900.

(5) Amounts paid in Euros have been converted to U.S. dollars using the average daily exchange rates during the fiscal year, as follows: from July 1, 2018 to June 30, 2019 of €1 to $1.14, from July 1, 2019 to June 30, 2020 of €1 to $1.11, and from July 1, 2020 to June 30, 2021 of €1 to $1.19.

(6) Effective September 14, 2021, Mr. Smith's title became President and Vice Chair.

(7) Mr. Young's stock awards for fiscal year 2021 include an on-hire stock award with a value of $17,536,215 made in connection with the commencement of his employment.

Grants of Plan-Based Awards

This table provides information on grants of awards under any plan to the Named Executives in the fiscal year ended June 30, 2021.

| Named Executive | Award[1] | Grant Date | Estimated Possible Payouts under Non-Equity Incentive Plan Awards[2] | | | Estimated Future Payouts under Equity Incentive Plan Awards[3] | | | All Other Stock Awards | Grant Date Fair Value of Stock Awards[4] |
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	(#)	($)
Satya Nadella	2021 Cash Incentive		0	7,500,000	15,000,000					
	2021 PSA	9/15/2020				262	20,951	62,853		4,893,443
	2021 PSA	12/1/2020				62	4,914	14,742		1,161,556
	2020 PSA	9/15/2020				857	24,481	73,443		7,045,514
	2020 PSA	12/1/2020				202	5,743	17,229		1,687,451
	2019 PSA	9/15/2020				752	30,046	90,138		9,216,187
	2019 PSA	12/1/2020				177	7,048	21,144		2,260,772
	2021 SA	9/15/2020							33,255	6,771,107
Amy E. Hood	2021 Cash Incentive		0	2,489,584	4,979,167					
	2021 PSA	9/14/2020				109	8,680	26,040		1,994,593
	2021 PSA	12/1/2020				26	2,036	6,108		481,223
	2020 PSA	9/14/2020				384	10,968	32,904		3,105,496
	2020 PSA	12/1/2020				91	2,573	7,719		755,977
	2019 PSA	9/14/2020				337	13,461	40,383		4,062,268
	2019 PSA	12/1/2020				79	3,157	9,471		1,012,837
	2021 SA	9/14/2020							32,147	6,452,009
Jean-Philippe Courtois	2021 Cash Incentive		0	2,097,375	4,194,750					
	2021 PSA	9/14/2020				75	5,986	17,958		1,375,560
	2021 PSA	12/1/2020				18	1,404	4,212		331,873
	2020 PSA	9/14/2020				258	7,345	22,035		2,079,607
	2020 PSA	12/1/2020				61	1,723	5,169		506,243
	2019 PSA	9/14/2020				226	9,014	27,042		2,720,238
	2019 PSA	12/1/2020				53	2,114	6,342		678,232
	2021 SA	9/14/2020							22,170	4,449,592
Bradford L. Smith	2021 Cash Incentive		0	2,358,333	4,716,667					
	2021 PSA	9/14/2020				95	7,542	22,626		1,733,255
	2021 PSA	12/1/2020				23	1,769	5,307		418,172
	2020 PSA	9/14/2020				316	9,009	27,027		2,551,000
	2020 PSA	12/1/2020				74	2,113	6,339		620,995
	2019 PSA	9/14/2020				277	11,057	33,171		3,336,823
	2019 PSA	12/1/2020				65	2,594	7,782		831,963
	2021 SA	9/14/2020							27,935	5,606,647
Christopher D. Young	2021 Cash Incentive		0	1,083,750	2,167,500					
	2021 PSA	11/11/2020				59	4,676	14,028		1,128,753
	2021 PSA	12/1/2020				14	1,097	3,291		259,241
	2021 On-Hire SA	11/11/2020							83,122	17,536,215
	2021 SA	11/11/2020							17,318	3,670,425

(1) All awards are granted under the Executive Incentive Plan. SAs and PSAs were granted under the 2017 Stock Plan (2001 Plan in the case of French-qualified SAs and PSAs granted to Jean-Philippe Courtois).

(2) This column represents fiscal year 2021 cash incentives as reported in the "Non-equity Incentive Plan Compensation" column of the Summary Compensation Table.

(3) These columns represent the threshold, target, and maximum shares for PSAs with a grant date in fiscal year 2021. Because the grant date for a PSA occurs when PSA performance targets are approved, the reported number of shares is calculated as the target shares for the portion of the PSAs for which performance targets were set in fiscal year 2021 (33.33% of each of the 2021, 2020, and 2019 PSAs). Shares with a 9/14/2020 grant date include the portion of PSAs subject to financial metric performance goals for the semi-annual period from July 1-December 31, 2020, and shares with a 12/1/2020 grant date reflect the portion of PSAs subject to financial metric performance goals for the semi-annual period from January 1-June 30, 2020. The threshold is calculated as if the threshold of only the least weighted metric (50% of 2.5% for 2021 PSAs, 50% of 7% for 2020 PSAs, and 50% of 5% for 2019 PSAs) is met. The maximum is calculated assuming all maximum targets were met and the relative TSR modifier was fully earned.

(4) Includes the grant date fair values for SAs and PSAs calculated in accordance with FASB ASC Topic 718 based on the market price of the shares subject to the award on the date of grant. The value of SAs is reduced by the present value of estimated future dividends because dividends are not paid on SA shares until vesting. Values for PSAs in this column are calculated using a Monte Carlo simulation valuation performed as of the date of grant by an independent third party.

Outstanding Equity Awards at June 30, 2021

This table provides information about unvested SAs and PSAs held by the Named Executives on June 30, 2021.

		Stock Awards			
Named Executive	Award Date	Number of Shares or Units of Stock that Have Not Vested[1] (#)	Market Value of Shares or Units of Stock that Have Not Vested[2] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[1] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested[2] ($)
Satya Nadella	9/19/2017	12,539[3]	3,396,815		
	9/18/2018	41,730[3]	11,304,657		
	9/18/2018			111,280[4]	30,145,752
	9/18/2019	56,670[3]	15,351,903		
	9/18/2019			60,448[4]	16,375,363
	9/15/2020	33,255[3]	9,008,780		
	9/15/2020			25,865[4]	7,006,829
Amy E. Hood	9/18/2017	7,774[3]	2,105,977		
	9/17/2018	18,696[3]	5,064,746		
	9/17/2018			49,854[4]	13,505,449
	9/3/2019			27,080[4]	7,335,972
	9/18/2019	25,389[3]	6,877,880		
	9/14/2020			10,715[4]	2,902,964
	9/14/2020	32,147[3]	8,708,622		
Jean-Philippe Courtois	9/19/2016	1,045[5]	283,091		
	9/18/2017	6,270[3]	1,698,543		
	9/17/2018	12,519[3]	3,391,397		
	9/17/2018			33,384[4]	9,043,726
	9/3/2019			18,134[4]	4,912,501
	9/18/2019	17,002[6]	4,605,842		
	9/14/2020	22,170[7]	6,005,853		
	9/14/2020			7,390[4]	2,001,951
Bradford L. Smith	9/18/2017	6,855[3]	1,857,020		
	9/17/2018	15,357[3]	4,160,211		
	9/17/2018			40,951[4]	11,093,626
	9/3/2019			22,246[4]	6,026,441
	9/18/2019	20,855[3]	5,649,620		
	9/14/2020	27,935[3]	7,567,592		
	9/14/2020			9,312[4]	2,552,621
Christopher D. Young	11/11/2020	83,122[8]	22,517,750		
	11/11/2020	17,318[3]	4,691,446		
	11/11/2020			5,772[4]	1,563,906

(1) PSAs with a grant date in fiscal years 2021, 2020 or 2019 are reported assuming payout at target award levels.

(2) The market value is the number of shares shown in the table multiplied by $270.90, the closing market price of Microsoft common stock on June 30, 2021.

(3) Vests 25% one year from the last business day of August preceding the award date and 12.5% semi-annually thereafter.

(4) Award shares that are earned vest in full following the three-year performance period.

(5) Vests 10% on the last day of February following the award date and 10% semi-annually thereafter.

(6) Vests 12.5% on September 18, 2021, 12.5% on March 18, 2022, and 12.5% semi-annually thereafter.

(7) Vests 25% on September 14, 2021, 12.5% on March 18, 2021, and 12.5% semi-annually thereafter.

(8) Vests 25% on November 11, 2021 and 25% annually thereafter.

Option Exercises and Stock Vested

This table provides information on an aggregate basis about stock awards that vested during the fiscal year ended June 30, 2021 for each of the Named Executives.

Microsoft has not granted stock options, other than options substituted in acquisitions, since 2003. No Named Executives held any Microsoft stock options during the fiscal year.

	Stock Awards	
Named Executive	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting[1] ($)**
Satya Nadella	1,218,998	292,545,936
Amy E. Hood	187,145	42,905,576
Jean-Philippe Courtois	150,877	34,427,952
Bradford L. Smith	163,342	37,446,637
Christopher D. Young	0	0

(1)   The value realized on vesting is calculated by multiplying the number of shares shown in the table by the market value of the shares on the vesting date.

Nonqualified Deferred Compensation

This table provides information about the Named Executives' earnings and balances under our U.S. nonqualified Deferred Compensation Plan in fiscal year 2021. Microsoft does not contribute to the Deferred Compensation Plan. At the end of fiscal year 2021, only Mr. Young had an account balance under the Plan.

Named Executive	**Executive Contributions in Fiscal Year 2021[1] ($)**	**Aggregate Earnings in Fiscal Year 2021[2] ($)**	**Aggregate Balance at June 30, 2021 ($)**
Satya Nadella	0	0	0
Amy E. Hood	0	0	0
Jean-Philippe Courtois	0	0	0
Bradford L. Smith	0	0	0
Christopher D. Young	1,750,000	260,247	2,010,247

(1)   These amounts are included in the Summary Compensation Table for fiscal year 2021.
(2)   These amounts have not been included in the Summary Compensation Table for fiscal year 2021 or for previous years.

Microsoft's Deferred Compensation Plan is unfunded and unsecured. It allows participants to defer a specified percentage of their base salary (up to 75%) and/or eligible cash incentives (up to 100%). Participation in the Deferred Compensation Plan is limited to U.S. senior managers, including our U.S. Named Executives. Microsoft does not contribute to the Deferred Compensation Plan or guarantee any returns on participant contributions.

When an employee elects to participate in the Deferred Compensation Plan, the employee must specify the percentage of base salary and/or cash incentive award to be deferred and the timing of distributions. No withdrawals are permitted prior to the previously elected distribution date, other than withdrawals for certain severe financial hardships as permitted by applicable law. Amounts deferred under the Deferred Compensation Plan are credited with hypothetical investment earnings based on participant investment elections made from among deemed investment options available under the plan.

This table shows the amounts that would have been payable to our Named Executives upon a termination of employment without cause on June 30, 2021.

Named Executive	Amount Payable ($)
Satya Nadella	$91,530,656
Amy E. Hood	$41,294,665
Jean-Philippe Courtois	$29,571,396
Bradford L. Smith	$39,957,792[1]
Christopher D. Young	$12,686,341

(1) Includes $11,170,874 in Severance Plan benefits and $28,786,918 in retirement-based stock vesting under Mr. Smith's SAs and PSAs.

CEO Pay Ratio

For fiscal year 2021, the annual total compensation for the median employee of the Company (other than our CEO) was $176,858 and the annual total compensation of our CEO was $49,858,280. Based on this information, for fiscal year 2021 the ratio of the annual total compensation of our CEO to the annual total compensation of the median employee was 282 to 1. This ratio is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K under the Securities Exchange Act of 1934.

We identified our median employee from among our employees as of June 30, 2021, the last day of our fiscal year, excluding approximately 3,430 employees who became Microsoft employees in fiscal year 2021 in the following business acquisitions: Kinvolk GmbH, The Marsden Group, Inc., Metaswitch Networks Ltd, Orions Digital Systems, Inc., ReFirm Labs, Inc., smashgg, Inc., and ZeniMax Media Inc. To identify our median employee, we used a "total direct compensation" measure consisting of: (i) fiscal year 2021 annual base pay (salary or gross wages for hourly employees, excluding paid leave), which we annualized for any permanent employees who commenced work during the year, (ii) bonuses and cash incentives payable for fiscal year 2021 (excluding allowances, relocation payments, and profit-sharing), and (iii) the dollar value of SAs granted in fiscal year 2021. Compensation amounts were determined from our human resources and payroll systems of record. Payments not made in U.S. dollars were converted to U.S. dollars using 12-month average exchange rates for the year. To identify our median employee, we then calculated the total direct compensation for our global employee population and excluded employees at the median who had anomalous compensation characteristics.

Equity Compensation Plan Information

This table provides information about shares of Microsoft common stock that may be issued under our equity compensation plans approved by shareholders and plans not approved by shareholders (if any) as of June 30, 2021. Under the 2017 and 2001 Stock Plans, no option or stock appreciation rights may be repriced, replaced, regranted through cancellation, repurchased for cash or other consideration, or modified without shareholder approval (except in connection with a change in our capitalization) if the effect would be to reduce the exercise price for the shares underlying the award.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights[1] (a)	Weighted-Average Exercise price of Outstanding Options, Warrants and Rights[2] ($)(b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))[3] (c)
Equity compensation plans approved by security holders	101,767,558	$26.63	339,920,108
Equity compensation plans not approved by security holders	0	N/A	0
Total	101,767,558	$26.63	339,920,108

(1) Represents shares issuable upon vesting of outstanding SAs granted under the 2017 and 2001 Stock Plans and PSAs for which there is a grant date under FASB ASC Topic 718; includes shares under PSAs and options granted in connection with acquisitions.

(2) The weighted average exercise price does not take into account the shares issuable upon vesting of outstanding stock awards, which have no exercise price.

(3) Includes 88,139,420 shares remaining available for issuance as of June 30, 2021 under the Employee Stock Purchase Plan.

Stock Ownership Information

As of September 30, 2021, this table describes the number of shares of our common stock beneficially owned by each director, director nominee, Named Executive, and all directors and executive officers as a group, together with additional underlying shares or stock units as described in Notes 2 through 4 to the table.

In computing the number and percentage of shares beneficially owned by each person, we have included any shares of our common stock that could be acquired within 60 days of September 30, 2021, by exercising options, vesting SAs, or receiving shares credited under the Deferred Compensation Plan for Non-Employee Directors. These shares, however, are not counted in computing the percentage ownership of any other person.

Beneficial Ownership

Name	Common Stock[1,2]	Percent of Common Stock	Additional Underlying Shares or Stock Units[3,4]	Total
Reid G. Hoffman	15,905[5]	*	11,573	27,478
Hugh F. Johnston	5,848[6]	*	0	5,848
Teri L. List	25,026	*	0	25,026
Sandra E. Peterson	25,153	*	0	25,153
Penny S. Pritzker	20,716[7]	*	0	20,716
Carlos A. Rodriguez	0	*	0	0
Charles W. Scharf	42,416[8]	*	0	42,416
John W. Stanton	83,147[9]	*	0	83,147
John W. Thompson	36,315[10]	*	58,072	94,387
Emma N. Walmsley	5,283	*	0	5,283
Padmasree Warrior	15,820	*	0	15,820
Satya Nadella	1,574,939	*	98,098	1,673,037
Amy E. Hood	369,960	*	85,872	455,832
Jean-Philippe Courtois	537,061[11]	*	38,575	575,636
Bradford L. Smith	601,232	*	73,547	674,779
Christopher D. Young	3,719[12]	*	87,754	91,473
Directors and Executive Officers as a Group (17 people)	3,599,480[13]	*	N/A	N/A

*   Less than 1%

(1)   Beneficial ownership represents sole voting and investment power.

(2)   For directors, includes shares credited under the Deferred Compensation Plan for Non-Employee Directors that may be distributable within 60 days of September 30, 2021: Ms. List, 21,628; Ms. Peterson, 19,753; Ms. Pritzker, 8,716; Mr. Thompson, 7,970; and Ms. Warrior, 3,774.

(3)   For directors, includes shares credited under the Deferred Compensation Plan for Non-Employee Directors that are not payable within 60 days following termination of Board service: Mr. Hoffman, 11,573; Mr. Thompson, 58,072.

(4)   For Named Executives, includes (i) unvested SAs that do not vest within 60 days of September 30, 2021, subject to continued employment at the time of each vest: Mr. Nadella, 98,098; Ms. Hood, 85,872; Mr. Courtois, 38,575; Mr. Smith, 25,673; Mr. Young, 87,754, and (ii) 47,874 PSA shares that would vest if Mr. Smith retires from Microsoft assuming PSAs are earned at 100% of target.

(5)   Includes 15,905 shares held by a family trust.

(6)   Excludes 68 shares held by a family trust as to which Mr. Johnston disclaims beneficial ownership.

(7)   Includes 12,000 shares held by a family trust.

(8)   Includes 525 shares held by a family trust.

(9)   Includes 7,243 shares held by a family trust.

(10) Includes 27,279 shares held by a family trust.

(11) Excludes an aggregate of 257,532 shares held by contrats d'assurance vie and an aggregate of 49,200 shares held by contrats de capitalisation as to which Mr. Courtois disclaims beneficial ownership.

(12) Includes 1,500 shares held by a living trust.

(13) Includes 61,841 shares credited under the Deferred Compensation Plan for Non-Employee Directors that may be distributable within 60 days of September 30, 2021.

Principal Shareholders

This table lists all entities that are the beneficial owner of more than 5% of Microsoft common stock.

Name	Amount and Nature of Beneficial Ownership as of 9/30/2021	Percent of Class to be Voted During the Meeting
The Vanguard Group, Inc. 100 Vanguard Blvd., Malvern, PA 19355	614,100,233[1]	8.12%
BlackRock, Inc. 55 East 52nd Street, New York, NY 10055	515,872,379[2]	6.8%

(1) All information about The Vanguard Group, Inc. is based on a Schedule 13G/A filed with the SEC on February 10, 2021. The Vanguard Group, Inc. reported that it has no sole voting power with respect to shares of common stock, sole dispositive power with respect to 580,778,095 shares of common stock, shared voting power of 12,882,933 shares of common stock, and shared dispositive power of 33,322,138 shares of common stock.

(2) All information about BlackRock, Inc. is based on a Schedule 13G/A filed with the SEC on February 5, 2021. BlackRock, Inc. reported that it has sole voting power with respect to 446,778,448 shares of common stock, sole dispositive power with respect to 515,872,379 shares of common stock, and no shared voting or shared dispositive power.

3. Audit Committee Matters

Audit Committee Report

Charter and Responsibilities

The Audit Committee operates under a written charter adopted by the Board of Directors. It is available on our website at aka.ms/policiesandguidelines. The charter, which was last amended effective July 1, 2021, includes a calendar that outlines the Committee's duties and responsibilities. The Committee reviews the charter and calendar annually and works with the Board of Directors to amend them as appropriate to reflect the evolving role of the Committee.

The Board has the ultimate authority for effective corporate governance, including oversight of the management of Microsoft. The Audit Committee assists the Board in fulfilling its responsibilities by overseeing the accounting and financial reporting processes of Microsoft, the audits of Microsoft's consolidated financial statements and internal control over financial reporting, the qualifications and performance of the independent registered public accounting firm engaged as Microsoft's independent auditor, and the performance of Microsoft's internal auditor.

The Audit Committee relies on the expertise and knowledge of management, the internal auditor, and the independent auditor in carrying out its oversight responsibilities. Management is responsible for the preparation, presentation, and integrity of Microsoft's consolidated financial statements, accounting and financial reporting principles, internal control over financial reporting, and disclosure controls and procedures designed to ensure compliance with accounting standards, applicable laws, and regulations. Management is also responsible for objectively reviewing and evaluating the adequacy, effectiveness, and quality of Microsoft's system of internal control. Microsoft's independent auditor, Deloitte & Touche LLP ("Deloitte & Touche"), is responsible for performing an independent audit of the consolidated financial statements and expressing an opinion on the conformity of those financial statements with accounting principles generally accepted in the United States of America ("GAAP"). The independent auditor is also responsible for expressing an opinion on the effectiveness of Microsoft's internal control over financial reporting.

Fiscal Year 2021 Activity

During fiscal year 2021, the Audit Committee fulfilled its duties and responsibilities as outlined in the charter and the accompanying calendar. The Committee meets twice each quarter; once in connection with quarterly Board of Directors meetings and once to review the quarterly Form 10-Q or annual Form 10-K. In addition, the Committee meets as needed to address emerging accounting, compliance, or other matters or for educational training. Specifically, the Committee:

- Reviewed and discussed with management and the independent auditor Microsoft's quarterly earnings press releases, consolidated financial statements, and related periodic reports filed with the Securities and Exchange Commission ("SEC")

- Reviewed and discussed with management, the internal auditor, and the independent auditor management's assessment of the effectiveness of the Company's internal control over financial reporting and the independent auditor's opinion about the effectiveness of Microsoft's internal control over financial reporting

- Reviewed and discussed with management, the internal auditor, and the independent auditor, as appropriate, the audit scopes and plans of both the internal auditor and the independent auditor

- Inquired about significant business and financial reporting risks, reviewed Microsoft's policies for risk assessment and risk management, and assessed the steps management is taking to control these risks

- Met in periodic executive sessions with each of management, the internal auditor, and the independent auditor to discuss the results of the examinations by the independent and internal auditors, their evaluations of internal controls, and the overall quality of the Company's financial reporting, and any other matters as appropriate

- Met with the CEO and CFO to discuss the processes they have undertaken to evaluate the accuracy and fair presentation of the Company's consolidated financial statements and the effectiveness of the Company's systems of disclosure controls and procedures and internal control over financial reporting

1 GOVERNANCE AND
OUR BOARD OF
DIRECTORS

2 NAMED
EXECUTIVE OFFICER
COMPENSATION

3 AUDIT
COMMITTEE
MATTERS

4 PROPOSALS TO
BE VOTED ON DURING
THE MEETING

5 INFORMATION
ABOUT THE
MEETING

- Reviewed with management and the independent auditor the Company's critical accounting policies, significant changes in the selection or application of accounting principles, the effect of regulatory and accounting initiatives on the Company's consolidated financial statements, and critical audit matters addressed during the audit

- Reviewed the Company's related party transactions and Policy for Related Party Transactions

- Received reports about the receipt, retention, and treatment of financial reporting and other compliance concerns

- Reviewed and assessed the qualitative aspects of the Company's ethics and compliance programs

- Reviewed with the Chief Compliance Officer, legal and regulatory matters that may have a material impact on the consolidated financial statements or internal control over financial reporting

Fiscal Year 2021 Financial Statements

The Audit Committee has reviewed and discussed with management and the independent auditor Microsoft's audited consolidated financial statements and related footnotes for the fiscal year ended June 30, 2021, and the independent auditor's report on those financial statements. Management represented to the Committee that Microsoft's consolidated financial statements were prepared in accordance with GAAP. Deloitte & Touche presented the matters required to be discussed with the Committee by Public Company Accounting Oversight Board ("PCAOB") standards and Rule 2-07 of SEC Regulation S-X. This review included a discussion with management and the independent auditor of the quality (not merely the acceptability) of Microsoft's accounting principles, the reasonableness of significant estimates and judgments, and the disclosures in Microsoft's consolidated financial statements, including the disclosures relating to critical accounting policies.

Based on the reviews and discussions described above, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in Microsoft's Annual Report on Form 10-K for the fiscal year ended June 30, 2021, for filing with the SEC.

Independent Auditor Tenure and Rotation

As part of its auditor engagement process, the Audit Committee considers whether to rotate the independent audit firm. Deloitte & Touche has been Microsoft's independent auditor since the Company's initial public offering in 1986. Deloitte rotates its lead audit engagement partner every five years; the Audit Committee interviews proposed candidates and selects the lead audit engagement partner. The Committee selected a new Deloitte & Touche lead audit engagement partner beginning with the fiscal year 2020 audit. The Audit Committee believes there are significant benefits to having an independent auditor with an extensive history with the Company. These include:

- Higher quality audit work and accounting advice due to Deloitte & Touche's institutional knowledge of our business and operations, accounting policies and financial systems, and internal control framework

- Operational efficiencies and a resulting lower fee structure because of Deloitte & Touche's history and familiarity with our business

Independence and Performance of Outside Audit Firm

The Audit Committee recognizes the importance of maintaining the independence of Microsoft's independent auditor, both in fact and appearance, and takes a number of measures to ensure independence. The Committee leads the selection of the lead audit engagement partner, working with Deloitte & Touche with input from management. The Committee has established a policy pursuant to which all services, audit and non-audit, provided by the independent auditor must be pre-approved by the Committee or its delegate. This policy prohibits the independent auditor from providing non-audit services such as bookkeeping or financial systems design and implementation. The Company's pre-approval policy is more fully described below in this Part 3 – Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditor. The Committee has concluded that the amount and nature of those services provided was compatible with maintaining the independence of Deloitte & Touche. In addition, Deloitte & Touche has provided the Committee with the written disclosures and letter required by applicable requirements of the PCAOB regarding the independent accountant's communications with the audit committee concerning independence. The Committee has reviewed these materials and discussed the firm's independence with Deloitte & Touche.

As provided in its charter, in addition to evaluating Deloitte & Touche's independence, the Audit Committee performed its annual assessment of Deloitte & Touche's performance as independent auditor during fiscal year 2021. The Committee assessed the performance of the Deloitte & Touche lead audit engagement partner and the audit team. The Committee reviewed a variety of indicators of audit quality including:

- The quality and candor of Deloitte & Touche's communications with the Audit Committee and management

- How effectively Deloitte & Touche maintained its independence and employed its independent judgment, objectivity, and professional skepticism

- The level of engagement and value provided by the Deloitte & Touche national office

- The depth and expertise of the global Deloitte & Touche audit team

- The quality of insight demonstrated in Deloitte & Touche's review of the Company's assessment of internal control over financial reporting and remediation of control deficiencies

- Available external data about quality and performance, including reports of the PCAOB on Deloitte & Touche and its peer firms and Deloitte & Touche's response to those reports

- The appropriateness of Deloitte & Touche's fees, taking into account the size and complexity of the Company and the resources necessary to perform the audit

- Deloitte & Touche's knowledge of our global operations, accounting policies and practices, and internal control over financial reporting

- Deloitte & Touche's tenure as the Company's independent auditor and safeguards in place to maintain its independence

Recommendation of Deloitte & Touche as Independent Audit Firm for Fiscal Year 2022

As a result of its evaluation, the Audit Committee concluded that the selection of Deloitte & Touche as the independent registered public accounting firm for fiscal year 2022 is in the best interest of the Company and its shareholders.

Audit Committee
Hugh F. Johnston (Chair)
Teri L. List
John W. Stanton

Fees Billed by Deloitte & Touche

This table presents fees for professional audit and other services rendered by Deloitte & Touche for the fiscal years 2021 and 2020.

Year ended June 30,	2021	2020
Audit Fees	$42,300,000	$41,710,000
Audit-Related Fees	10,491,000	10,150,000
Tax Fees	4,312,000	3,377,000
All Other Fees	37,000	54,000
Total	$57,140,000	$55,291,000

Audit Fees

These amounts represent fees of Deloitte & Touche for the audit of our annual consolidated financial statements, the review of consolidated financial statements included in our quarterly Form 10-Q reports, the audit of internal control over financial reporting, and the services that an independent auditor would customarily provide in connection with subsidiary audits, statutory requirements, regulatory filings, and similar engagements for the fiscal year, such as comfort letters, attest services, consents, and assistance with review of documents filed with the SEC. Audit fees also include procedures relating to accounting matters that arose in connection with or as a result of the audit or the review of periodic financial statements and statutory audits that non-U.S. jurisdictions require.

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Audit-Related Fees

Audit-related fees consist of assurance and related services that are reasonably related to the performance of the audit or review of Microsoft's consolidated financial statements or internal control over financial reporting. This category may include fees related to the performance of audits and attest services not required by statute or regulations; audits of our employee benefit plans; due diligence related to mergers, acquisitions, and investments; additional revenue and license compliance procedures related to the performance of review or audit of Microsoft's consolidated financial statements; third-party assurance audits for cloud services; and accounting consultations about the application of GAAP to proposed transactions. Revenue assurance and license compliance includes procedures under contracts we have entered that provide for review by an independent accountant, and advice about controls associated with the completeness and accuracy of our software licensing revenue. These services support the evaluation of the effectiveness of internal control over revenue recognition and enhance the independent auditor's understanding of our licensing programs and controls.

Tax Fees

Tax fees generally consist of tax compliance and return preparation, and tax planning and advice. Tax compliance and return preparation services consist of preparing original and amended tax returns and claims for refunds. Tax planning and advice services consist of support during income tax audits or inquiries.

All Other Fees

All other fees consist of permitted services other than those that meet the criteria above and include training activities, and subscriptions and surveys on economic, industry, accounting, and human resources topics.

The Audit Committee concluded that the provision of the non-audit services listed above is compatible with maintaining the independence of Deloitte & Touche.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditor

The Audit Committee has a policy for pre-approval of all audit and permissible non-audit services provided by the independent auditor. Each year, the Committee approves the terms on which the independent auditor is engaged for the ensuing fiscal year. At least quarterly, the Committee reviews and, if appropriate, pre-approves services to be performed by the independent auditor, reviews a report summarizing fiscal year-to-date services provided by the independent auditor, and reviews an updated projection of the fiscal year's estimated fees. The Committee, as permitted by its pre-approval policy, from time to time delegates the approval of certain permitted services or classes of services to a member of the Committee. The Committee then reviews the delegate's approval decisions each quarter. Microsoft uses a centralized internal system to collect requests from Company personnel for services by the independent auditor to facilitate compliance with this pre-approval policy.

4. Proposals to be Voted on During the Meeting

Management Proposals

Management Proposal 1: Election of 12 Directors

The Board of Directors has nominated 12 directors for election during the 2021 annual shareholders meeting ("Annual Meeting") to hold office until the 2022 annual shareholders meeting. The Board has nominated Carlos Rodriguez for election as director. If elected, his term will begin on November 30, 2021. The Board has approved an increase in its size from 11 members to 12 members effective as of November 30, 2021. The Governance and Nominating Committee evaluated and recommended the nominees in accordance with its charter and our Corporate Governance Guidelines.

To be elected, a director must receive a vote of the majority of the votes cast.

Our Board of Directors recommends a vote FOR the election to the Board for each of the nominees listed below.



Reid G. Hoffman
Age: 54
Director Since: 2017
Occupation: General Partner, Greylock Partners



Hugh F. Johnston
Age: 60
Director Since: 2017
Occupation: Vice Chairman, Executive Vice President, and CFO, PepsiCo, Inc.



Teri L. List
Age: 58
Director Since: 2014
Occupation: Former Executive Vice President and CFO, The Gap, Inc.



Satya Nadella (Board Chair)
Age: 54
Director Since: 2014
Occupation: Chairman and CEO, Microsoft Corporation



Sandra E. Peterson
Age: 62
Director Since: 2015
Occupation: Operating Partner, Clayton, Dubilier & Rice, LLC



Penny S. Pritzker
Age: 62
Director Since: 2017
Occupation: Founder and Chairman, PSP Partners, LLC



Carlos A. Rodriguez
Age: 57
Director Since: Nominee
Occupation: President, CEO, and Director, Automatic Data Processing, Inc.



Charles W. Scharf
Age: 56
Director Since: 2014
Occupation: CEO, President, and Director, Wells Fargo & Company



John W. Stanton
Age: 66
Director Since: 2014
Occupation: Founder and Chairman, Trilogy Partnerships



John W. Thompson
Age: 72
Director Since: 2012
Occupation: Lead Independent Director, Microsoft Corporation; Former CEO and Director, Virtual Instruments Corporation



Emma N. Walmsley
Age: 52
Director Since: 2019
Occupation: CEO and Director, GlaxoSmithKline plc



Padmasree Warrior
Age: 60
Director Since: 2015
Occupation: Founder, President, and CEO, Fable Group, Inc.

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Management Proposal 2: Advisory Vote to Approve Named Executive Officer Compensation

As required by Securities and Exchange Commission rules, we are asking for your advisory vote on the following resolution ("say-on-pay vote" resolution):

Resolved, that the shareholders approve, in a nonbinding vote, the compensation paid to the Company's Named Executive Officers, as disclosed in Part 2 – Named Executive Officer Compensation.

Receipt of a majority of the votes cast is required to approve this proposal. We hold our say-on-pay vote every year.

Our Board of Directors recommends a vote FOR approval, on a non-binding, advisory basis, of the compensation paid to our Named Executive Officers.

Statement in Support

Pay for Performance

Through our ongoing shareholder engagement, we receive consistent feedback that our investors favor incentive compensation arrangements tied to specific performance measures that drive long-term performance and value creation. We have responded to investor feedback, and our program design has evolved so that it incorporates performance elements directly linked to achievement of our long-term strategic goals.

Key features of our fiscal year 2021 executive compensation program were:

- Over 60% of the annual target compensation opportunity for our Named Executive Officers was performance-based, on average

- 50% (70% for our CEO) of the annual cash incentive was tied to achieving pre-established financial targets

- 50% (70% for our CEO) of the annual target equity opportunity for our Named Executive Officers was delivered in the form of performance-based stock awards with payouts based on achievement against pre-established strategic objectives

- Metrics under our performance stock awards are strategic measures that drive long-term growth

- Our performance stock awards include a relative total shareholder return modifier to reward significant positive outperformance and reduce rewards for underperformance, thereby strengthening the alignment of the interests of our executive officers with the interests of our long-term shareholders

50%
annual cash incentive

determined formulaically, based on achievement against pre-established financial targets.

(70% for CEO)

50%
target equity awards

were performance stock awards with strategic metrics.

(70% for CEO)

Sound Program Design

We design our executive compensation program to attract, motivate, and retain the key executives who drive our success and industry leadership. Pay that reflects performance and alignment of that pay with the interests of long-term shareholders are key principles that underlie our compensation program. We achieve these objectives through compensation that:

- Provides a competitive total target pay opportunity

- Consists primarily of equity compensation, which encourages our executives to act as owners with a significant stake in Microsoft

- Delivers a majority of pay based on performance

- Enhances long-term focus by subjecting a significant percentage of total target compensation to multi-year performance requirements or vesting

- Does not encourage unnecessary and excessive risk taking

Best Practices in Executive Compensation

Our executive compensation program follows best practices.

What We Do

- Maintain a stock ownership policy that reinforces the alignment of executive officer and shareholder interests (including stock ownership of 15x base salary for the CEO)

- Have a strong executive compensation recovery ("clawback") policy to ensure accountability

- Promote long-term focus through multi-year vesting and performance requirements

- Prohibit pledging, hedging, and trading in derivatives of Microsoft securities

- Retain an independent compensation consultant

- Solicit investor feedback on our compensation program and potential enhancements through an extensive shareholder engagement program

What We Don't Do

- No excessive perquisites (e.g., no executive-only club memberships, medical benefits), and no tax gross-ups

- No employment agreements

- No change in control benefits

- No executive-only retirement programs

- No guaranteed bonuses

- No dividends paid on unvested stock awards

- No encouragement of unnecessary and excessive risk taking

Our Board and Compensation Committee reviewed the prior year's voting results and, through our regular shareholder engagement, sought to understand the factors that influenced voting decisions.

As a result of our engagement with shareholders, for fiscal year 2021 we have taken responsive action:

Feedback Themes

- Increase the performance-based component of the annual cash incentive – to further strengthen our CEO's accountability to achieving results on the objective financial metrics that most closely align with our business strategy

- Shift the mix of our CEO's equity award to be majority performance-based

- Include a downside adjustment on the PSA payout, so that the TSR modifier provides both upside and downside exposure for executives

Actions Taken

- Increased the weighting of the financial performance portion of the CEO's annual cash incentive from 50% to 70% for fiscal year 2021, split evenly between Incentive Plan Revenue (35%) and Incentive Plan Operating Income (35%)

- Increased the performance-based portion of our CEO's equity awards from 50% to 70% for fiscal year 2021

- Revised the relative TSR modifier for fiscal year 2021 PSAs to include a downside adjustment on PSA payouts if relative TSR falls below the 40th percentile of the S&P 500

The Board and the Compensation Committee will continue to consider feedback obtained through our shareholder engagement process in making future decisions about our executive compensation program.

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Management Proposal 3: Approve Employee Stock Purchase Plan

We are requesting that shareholders approve the Employee Stock Purchase Plan (the "ESPP"), to replace the Microsoft Employee Stock Purchase Plan approved by shareholders in November 2012 (the "Prior ESPP"). If approved, the ESPP will become effective on January 1, 2022, and the Prior ESPP will terminate after the final purchase date on December 31, 2021.

Our Board of Directors recommends a vote FOR the Employee Stock Purchase Plan.

Reasons to Approve the ESPP

If the shareholders do not approve the ESPP, the Prior ESPP will expire on December 31, 2022. No options have been or will be granted under the ESPP unless shareholders approve the ESPP. The Board believes that shareholders should approve the ESPP because it is an important component of the overall compensation package we offer to our employees. The ESPP provides eligible employees with an opportunity to purchase shares of our common stock at a 10% discount from market value and to benefit from stock price appreciation, thus enhancing the alignment of employee and shareholder interests.

The material terms of the ESPP are summarized below. This description is qualified in its entirety by the complete text of the ESPP, which is attached to this Proxy as Annex A.

ESPP Components

The ESPP includes a component (the "Statutory Plan") designed to permit offerings of option grants to employees of designated subsidiaries to participate in the ESPP where such offerings are intended to satisfy the requirements of Section 423 of the Code and also a separate component (the "Non-Statutory Plan"), which permits offerings of option grants to employees of designated subsidiaries that are not intended to satisfy the requirements of Section 423 of the Code.

Shares Available for Issuance

The maximum number of shares that will be offered under the ESPP will be equal to the number of shares that were available but not used under the Prior ESPP as of January 1, 2022, the effective date of the ESPP, subject to capitalization adjustments. As of September 1, 2021, 111,860,580 shares had been purchased under the Prior ESPP and 88,139,420 shares remained available for purchases. If the total number of shares for which options are to be granted on any date exceeds the number of shares then available under the ESPP (after deduction of all shares for which options have been exercised under the ESPP or are then outstanding), Microsoft will make a pro rata allocation of the shares remaining available in as nearly a uniform manner as it determines is practicable and equitable. In such event, the payroll deductions will be reduced accordingly, and Microsoft will give written notice of the reduction to each employee affected.

Administration

The Board has delegated its full authority under the ESPP to the Compensation Committee, and the Compensation Committee may further delegate any or all of its authority under the ESPP to such senior officers of Microsoft to the extent permitted under applicable law. Notwithstanding this delegation of authority, the Board in its discretion may take any action under the ESPP at any time. To the extent permitted under applicable law, the authority that may be delegated by the Compensation Committee includes, without limitation, the authority to (i) establish offerings under the Non-Statutory Plan and determine the terms of such offerings, (ii) designate from time to time which subsidiaries will participate in the Statutory Plan, and which subsidiaries will participate in a particular offering under the Non-Statutory Plan, (iii) determine procedures for eligible employees to enroll in or withdraw from an offering, setting or changing payroll deduction percentages, and the methods for obtaining necessary tax withholdings, and (iv) adopt amendments to the ESPP including, without limitation, amendments related to changes in capitalization, provided that any increases in the maximum number of shares available for issuance under the ESPP that are not related to changes in capitalization require Board and shareholder approval. The Compensation Committee has delegated its administrative authority to the senior corporate officer in charge of Microsoft's Human Resources department, who has used the delegated authority to ensure that the ESPP complies with laws outside the United States.

Subject to the provisions of the ESPP, the administrator of the ESPP (the "ESPP Administrator") has full authority and discretion to construe the terms of the ESPP, to make factual determinations under the ESPP, and to adopt, administer, and interpret such rules and regulations as it deems necessary to administer the ESPP, and its decisions are final, conclusive and binding upon all participants.

Eligibility and Participation

The ESPP allows any individual employed by Microsoft or one of its designated subsidiaries on the last business day preceding an offering date to participate in such offering, except for employees whose customary employment is for not more than five months a year. ESPP participants may authorize payroll deductions from 1% to 15% of their compensation to be applied toward the purchase of Microsoft's common stock. A participant may change his or her payroll deduction percentage election, including changing the payroll deduction percentage to zero, effective as of any offering date by filing a revised authorization, provided the revised authorization is filed prior to such offering date. At the termination of each offering, each participating employee who continues to be eligible to participate in the ESPP will be automatically re-enrolled in the next offering, unless the employee has advised Microsoft otherwise.

"Compensation" refers to a participant's total cash performance-based pay, and includes salary, wages, performance bonuses, commissions, incentive compensation and overtime but excludes relocation, equalization, patent and sign-on bonuses, expense reimbursements, meal allowances, commuting or automobile allowances, any payments with respect to which salary reductions are not permitted by the laws of the applicable jurisdiction, and income realized as a result of participation in any stock plan, including without limitation any stock option, stock award, stock purchase, or similar plan, of Microsoft or any subsidiary.

As of September 1, 2021, if all our subsidiaries are designated to participate in the ESPP, approximately 188,272 employees would be eligible to participate in the ESPP on a world-wide basis, which includes 88,331 employees of Microsoft and 99,941 employees of subsidiaries of Microsoft.

Offerings

The ESPP provides for separate three-month offerings, commencing on January 1, April 1, July 1, and October 1 of each year, provided Microsoft may in its discretion change the commencement date or term of any offering.

Payroll Deductions, Purchase Price, and Shares Purchased

An employee must authorize a payroll deduction before the start of an offering in order to participate in that offering. However, with respect to the first offering that commences under the ESPP, all employee payroll deduction elections made under the Prior ESPP will be carried forward and be effective, unless the participants in the Prior ESPP elect otherwise.

On the last business day of the offering, the employee will be deemed to have exercised the option to purchase as many shares as the employee's payroll deduction will allow at the option price, up to 2,000 shares in any single offering. The purchase price is equal to 90% of the fair market value of a share of our common stock on the last Nasdaq trading day of the offering period. The closing price of Microsoft's common stock as reported on the Nasdaq Stock Market on September 1, 2021 was $301.83.

No employee will be permitted to purchase any shares under the ESPP (i) if such employee, immediately after such purchase, owns shares possessing 5% or more of the total combined voting power or value of all classes of stock of Microsoft or its parent or subsidiary corporations or (ii) to the extent that his or her rights to purchase stock under all of the employee stock purchase plans of Microsoft or its parent or subsidiary corporations accrues at a rate which exceeds $25,000 worth of stock (determined at the fair market value of the shares at the time such purchase right is granted) for each calendar year in which the purchase right is outstanding. Lower limitations may be imposed with respect to participants in the Non-Statutory Plan or participants in the Statutory Plan who are subject to laws of another jurisdiction where lower limitations are required.

Withdrawal and Termination of Employment

An employee may withdraw from an offering or suspend participation by reducing his or her payroll deduction percentage to 0%, at any time before the first day of the last calendar month of the offering. Upon withdrawal, the amount in the employee's account will be refunded. An employee who has withdrawn from or suspended participation in an offering may not participate again in that same offering. In order to participate in a subsequent offering, such employee must re-enroll in the ESPP in accordance with the ESPP's enrollment procedures.

Upon termination of employment for any reason whatsoever, including but not limited to death or retirement, the employee is considered automatically withdrawn from the ESPP and the balance in the account of a participating employee will be paid to the employee or his or her estate. Whether and when employment is deemed terminated for purposes of the ESPP will be determined by the ESPP administrator in its sole discretion and may be determined without regard to statutory notice periods or other periods following termination of active employment.

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Transferability

No participant is permitted to sell, assign, transfer, pledge, or otherwise dispose of or encumber either the payroll deductions credited to his or her account or an option or any rights granted under the ESPP other than by will or the laws of descent and distribution. During the participant's lifetime, only the participant can make decisions regarding the participation in or withdrawal from an offering under the ESPP.

Adjustments Upon Changes in Capitalization

In the event of any change in the structure of Microsoft's common stock, such as a reorganization, recapitalization, stock split, stock dividend, combination of shares, merger, consolidation, offerings of rights, or other similar event, the ESPP administrator will make an appropriate adjustment in the number, kind, and price of shares available for purchase under the ESPP, and in the number of shares an employee is entitled to purchase including, without limitation, closing an offering early and permitting purchase on the last business day of the reduced offering period, or terminating an offering and refunding participants' account balances.

Amendment and Termination of the Purchase Plan

The Board of Directors may at any time amend, modify or terminate the ESPP without notice, provided that an employee's existing rights under any offering already commenced may not be adversely affected. No amendment may be made to the ESPP without prior approval of the shareholders of Microsoft if such amendment would increase the number of shares reserved thereunder or as otherwise required by applicable law or Nasdaq rules. The ESPP will terminate on December 31, 2031, or earlier at the discretion of the Board of Directors or in the event all shares reserved under the ESPP have been purchased.

The ESPP would also terminate if Microsoft files a Statement of Intent to Dissolve or upon the effective date of a merger or consolidation (other than between or among corporations related to Microsoft) wherein Microsoft is not the surviving corporation. Prior to the occurrence of either of such events, Microsoft may permit a participating employee to exercise the option to purchase shares for as many shares as the balance of his or her account will allow at the applicable purchase price on a date determined by Microsoft. If the employee elects to purchase shares, any remaining balance of the employee's account will be refunded to the employee after that purchase.

Federal Income Tax Consequences

The following discussion is a summary of the general U.S. federal income tax rules applicable to purchases offered by Microsoft and certain of its designated subsidiaries under the ESPP offerings that commence under the Statutory Plan that are intended to comply with Section 423 of the Code. This summary is not intended to be exhaustive and does not discuss the income tax laws of any city, state, or foreign jurisdiction in which a participant may reside, or the federal income tax consequences of ESPP offerings that commence under the Non-Statutory Plan.

Under the provisions of Sections 421 and 423 of the Code, no income will be taxable to a participant in the Statutory Plan at the time of grant of the option or purchase of shares. However, a participant may become liable for tax upon dispositions of shares acquired under the ESPP, and the tax consequences will depend on how long a participant has held the shares prior to disposition.

If the shares are disposed of (a) more than two years after the date of the beginning of the offering period and (b) more than one year after the stock is purchased in accordance with the ESPP (or if the employee dies while holding the shares), the following tax consequences will apply. The lesser of (a) the excess of fair market value of the shares at the time of such disposition over the purchase price of the shares (the "option price"), or (b) the excess of the fair market value of the shares at the time the option was granted over the option price (which option price will be computed as of the offering date) will be taxed as ordinary income to the participant. Any further gain upon disposition generally will be taxed at long-term capital gain rates. If the shares are sold and the sales price is less than the option price, there is no ordinary income, and the participant has a long-term capital loss equal to the difference. If an employee holds the shares for the holding periods described above, no deduction in respect of the disposition of such shares will be allowed to Microsoft.

If the shares are sold or disposed of (including by way of gift) before the expiration of either the two year or the one year holding periods described above, the following tax consequences will apply. The amount by which the fair market value of the shares on the date the option is exercised (which is the last business day of the offering period and which is hereafter referred to as the "termination date") exceeds the option price will be taxed as ordinary income to the participant. This excess will constitute ordinary income in the year of sale or other disposition even if no gain is realized on the sale or a gratuitous transfer of the shares is made. The balance of any gain will be taxed as capital gain and will qualify for long-term capital gain treatment if the shares have been held for more than one year following the exercise of the option. If the shares are sold for an amount that is less than their fair market value as of the termination date, the participant recognizes ordinary income equal to the excess of the fair market value of the shares on the termination date over the option price, and the participant may recognize a capital loss equal to the difference between the sales price and the value of such shares on the termination date. Microsoft, in the event of an early disposition, will be allowed a deduction for federal income tax purposes equal to the ordinary income realized by the disposing employee.

Currently, Microsoft is not required to withhold employment or income taxes upon the exercise of options granted under the Statutory Plan. However, the Internal Revenue Service may issue guidance in the future requiring Microsoft to withhold employment and/or income taxes upon a purchase of shares under the Statutory Plan.

New Plan Benefits

The ESPP does not provide for set benefits or amounts of awards and we have not approved any awards that are conditioned on stockholder approval of the ESPP. The amounts of future purchases under the ESPP are not determinable because participation is voluntary, participation levels depend on each participant's elections and the restrictions of Section 423 of the Code and the ESPP, and the per-share purchase price depends on the future value of Microsoft common stock.

Vote Required and Board Recommendation

The affirmative vote of holders of a majority of the outstanding shares of common stock cast in person or by proxy at the Annual Meeting is required for approval of the ESPP.

Management Proposal 4: Ratification of the Selection of Deloitte & Touche LLP as our Independent Auditor for Fiscal Year 2022

The Audit Committee has selected Deloitte & Touche LLP as Microsoft's independent auditor for fiscal year 2022. The Board asks shareholders to ratify that selection. Although current law, rules, and regulations, and the charter of the Audit Committee require the Audit Committee to engage, retain, and supervise Microsoft's independent auditor, the Board considers the selection of the independent auditor to be an important matter of shareholder concern and is submitting the selection of Deloitte & Touche for ratification by shareholders as a matter of good corporate practice. As described in Part 3 – Audit Committee Matters, the Board considers the selection of Deloitte & Touche as Microsoft's independent auditor for fiscal year 2022 to be in the best interests of Microsoft and its shareholders.

Receipt of a majority of the votes cast is required to approve this proposal. If the selection of Deloitte & Touche is not ratified, the Audit Committee will consider the result a recommendation to consider selection of a different firm.

The Board of Directors recommends a vote FOR the ratification of the independent auditor.

Shareholder Proposals

Receipt of a majority of the votes cast is required to approve each of the following shareholder proposals. We will furnish the address and number of shares held by the proponents of any of the following shareholder proposals upon receipt of a request to the Corporate Secretary for such information.

Shareholder Proposal 1

Arjuna Capital and a co-filer have advised us that they intend to submit the following proposal for consideration at the Annual Shareholders Meeting.

Pay Equity

Whereas: Pay inequity persists across race and gender. Black workers' hourly median earnings have fallen 3.6 percent since 2000, representing 75.6 percent of white wages. The median income for women working full time is 80 percent that of men. Intersecting race, African American women make 62 cents, Native women 60 cents, and Latina women 54 cents. At the current rate, women will not reach pay equity until 2059, African American women until 2130, and Latina women until 2224.

Citigroup estimates closing minority and gender wage gaps 20 years ago could have generated 12 trillion dollars in additional income and contributed 0.15 percent to United States GDP per year. PwC estimates closing the gender pay gap could boost Organization for Economic Cooperation and Development (OECD) countries' economies by 2 trillion dollars annually.

Diversity is linked to superior stock performance and return on equity. Actively managing pay equity is associated with improved representation. Underrepresented minorities account for 14 percent of Microsoft's workforce and 9.4 percent of leadership. Women represent 28.6 percent of the workforce and 21.1 percent of leadership.

Pay gaps, *literally* defined as the *median* pay of minorities and women compared to the median pay of non- minorities and men, are considered *the* valid way of measuring gender pay inequity by the United States Census Bureau, Department of Labor, OECD, and International Labor Organization.

Best practice pay equity reporting consists of two parts:

1. *unadjusted* median pay gaps, assessing equal opportunity to high paying roles,
2. statistically *adjusted* gaps, assessing pay between minorities and non-minorities, men and women, performing similar roles.

Microsoft reports parity for statistically adjusted gaps but ignores unadjusted median gaps, which address the structural bias women and underrepresented minorities face regarding job opportunity and pay, particularly when white men hold most higher paying jobs.

The Equal Employment and Opportunity Commission now mandates pay data reporting, across race and gender, as workforce diversity data alone is insufficient to assess pay inequity. The United Kingdom mandates disclosure of median gender pay gaps and is considering race and ethnicity reporting. Microsoft reported a 10.3 percent median base pay gap and 37.54 percent bonus gap for U.K. employees.

Resolved: Shareholders request Microsoft report on *median* pay gaps across race and gender, including associated policy, reputational, competitive, and operational risks, and risks related to recruiting and retaining diverse talent. The report should be prepared at reasonable cost, omitting proprietary information, litigation strategy and legal compliance information.

Racial/gender pay gaps are defined as the difference between non-minority and minority/male and female *median* earnings expressed as a percentage of non-minority/male earnings (Wikipedia/OECD, respectively).

Supporting Statement: An annual report adequate for investors to assess performance could, with board discretion, integrate base, bonus and equity compensation to calculate:

• percentage median gender pay gap, globally and/or by country, where appropriate

• percentage median racial/minority/ethnicity pay gap, US and/or by country, where appropriate

Board Recommendation

The Board of Directors recommends a vote AGAINST the proposal for the following reasons:

COMPANY STATEMENT IN OPPOSITION

The requested report is not necessary to understand Microsoft's commitments and performance to ensuring pay equity or to advancing the representation of women and racial minorities in higher paying roles. These issues are of critical importance to the Board of Directors and to Microsoft. As described below, the Company provides detailed disclosures on its commitment to pay equity and performance meeting that commitment. Microsoft has also made public commitments to increasing diversity in leadership roles and reports detailed representation annually.

- Microsoft details its commitments and progress achieving greater diversity and inclusion and ensuring pay equity in its annual Global Diversity & Inclusion Report (available at microsoft.com/diversity).

- Microsoft has reported pay equity data by gender and race annually since 2016 and the Company has expanded the scope of that data over the past several years. In its detailed annual Global Diversity & Inclusion Report, Microsoft also reports representation data for race and gender across Microsoft, providing specific breakdowns, such as tech roles versus non-tech roles; manager versus individual contributor roles; and executive, leadership, and middle management roles.

- Representation data and other company-reported indicators such as results of the Inclusion Index generated from anonymous employee feedback are some of the ways the Board holds Microsoft and its leaders accountable for progress in these areas. As just one measure of that importance, diversity and inclusion factors including representation and the Inclusion Index are part of the Operational Assessment the Board considers in determining the CEO and senior leadership team's annual cash bonus. Other levels of leadership at Microsoft are also held accountable for these measures, and inclusion is included as a core priority for every employee's performance discussions.

- The median pay gap disclosures requested in this proposal would make the same point evident as the detailed representation data Microsoft discloses and that Microsoft clearly states in its most recent Global Diversity & Inclusion Report: "while representation is on the rise for women and racial and ethnic minorities as a whole, representation of each category was lower in mid- to senior-level roles across all categories." Microsoft is well aware significantly more work needs to be done and does not believe pay gap disclosure would further advance our commitment or ongoing efforts.

Additional Information

In our most recent Diversity & Inclusion Report, Microsoft reported that as of September 2020, its racial and ethnic minority employees in the U.S. combined earn $1.006 for every $1.000 earned by their white counterparts. Breaking it down even further, Black and African American employees earn $1.003; Hispanic and Latinx employees earn $1.002; and Asian employees earn $1.008 for every $1.000 earned by white employees at the same job title and level, respectively. As of September 2020, women in the U.S. earn $1.001 for every $1.000 earned by their counterparts in the U.S. who are men.

Microsoft expanded reporting of pay equity data to include our ten largest markets outside the U.S. based on employee population, which together represent 85.7% of the total Microsoft workforce. As of September 2020, women in the U.S., Australia, Canada, China, France, Germany, India, Ireland, Israel, Japan, and United Kingdom combined earn $1.000 for every $1.000 by men in these combined geographies.

We will provide fiscal year 2021 data for these markets in our 2021 Diversity & Inclusion Report.

Microsoft takes seriously the work it has done to ensure pay equity and recognizes the significant work still needed to further increase representation of women and racial minorities in higher paying roles.

Shareholder Proposal 2

Arjuna Capital has advised us that it intends to submit the following proposal for consideration at the Annual Shareholders Meeting.

Sexual Harassment

Whereas: Microsoft is under intense public scrutiny due to numerous claims of sexual harassment and an alleged failure to address them adequately and transparently. Reports of Bill Gates' inappropriate relationships and sexual advances towards Microsoft employees have only exacerbated concerns, putting in question the culture set by top leadership, and the board's role holding those culpable accountable. Investors are concerned Microsoft may be facing a culture of systemic sexual harassment, putting at risk the company's ability to attract and retain talent.

In 2012, a class-action lawsuit was brought by 238 Microsoft workers alleging gender discrimination and sexual harassment, noting Microsoft's human resources team continuously overlooked and denied these allegations, only deeming one as founded. Claims resurfaced in April 2019 after several women activated a company-wide email chain claiming Microsoft disregarded such complaints. With mounting internal pressure, Chief Executive Satya Nadella announced Microsoft would change its human resource processes, commit to publish internal reports on data of investigations, and form a Global Employee Relations team to guide employees through investigations. As of 2020, Microsoft employees stated that internal reports had yet to be seen and that they were unaware of the newly formed team.

We urge Microsoft to independently investigate and confront these issues transparently, as sexual harassment and gender discrimination can harm shareholder value – resulting in higher turnover, lower productivity, increased absenteeism, and higher sick leave costs. A recent academic study found companies with the highest incidences of sexual harassment underperform the US stock market by 19.9 percent the subsequent year. Companies that experienced a high number of allegations also saw a decline in Return on Equity of 10.9 percent, and labor costs rose 7 percent. A Harvard Business Review study found a single sexual harassment claim can make a company seem less equitable and more problematic than financial misconduct or fraud and would "be enough to dramatically shape public perception of a company and elicit perceptions of structural unfairness."

While Microsoft has conducted prior internal investigations into sexual harassment and gender discrimination allegations, it has failed to report transparently on any independent investigations to employees and investors. To avoid legal and reputational risk and maintain shareholder value, Microsoft must create a culture of accountability and transparency, protecting employees from harassment and discrimination.

RESOLVED: Shareholders urge the Board of Directors to release a transparency report (at reasonable expense, omitting confidential or privileged information) to shareholders assessing the effectiveness of the company's workplace sexual harassment policies, including the results of any comprehensive, independent audit/investigations, analysis of policies and practices, and commitments to create a safe, inclusive work environment.

SUPPORTING STATEMENT: Proponents suggest the report be published annually and summarize:

- Effectiveness of sexual harassment and gender discrimination policies, trainings, and measures;

- Results of any independent investigation into executive level allegations, including recent Gates' allegations;

- Steps taken (or that could be taken) to hold employees and executives accountable;

- Number of sexual harassment cases investigated and the resolution.

Board Recommendation

The Board of Directors recommends a vote AGAINST the proposal for the following reasons:

COMPANY STATEMENT IN OPPOSITION

A vote for this proposal is unnecessary because Microsoft has adopted plans to begin annual public reporting in this fiscal year on Microsoft's implementation of our sexual harassment and gender discrimination policies. This reporting will substantially address the key topics identified in the shareholder proposal. Microsoft does not tolerate harassment or discrimination. As detailed below, Microsoft has strong compliance programs in place to ensure employees understand its policies and expectations, strong mechanisms are in place for employees to raise concerns for prompt investigation without fear of retaliation, and leaders and all employees are accountable for maintaining a workplace free of harassment and discrimination so that everyone can work in a productive, respectful, and professional environment.

- Microsoft is committed to providing a work environment that is consistent with the Company's values and policies. We work hard to make Microsoft a place where all employees feel safe, valued, and respected and take seriously all allegations of behavior that does not reflect the culture of inclusion that we aspire to at Microsoft. We are determined to close any gap between what Microsoft says about its culture and values, and the lived experience for every employee.

- Microsoft has further invested in its dedicated Workplace Investigations Team ("WIT") that is part of the Compliance & Ethics Team within Microsoft's Corporate, External and Legal Affairs ("CELA") department. WIT is structured and resourced to conduct prompt, thorough, empathetic, fair, and neutral investigations. WIT investigators have deep expertise in investigations and bring work experience spanning government agencies and private practice across a number of industries.

- As part of Microsoft's commitment to a workplace free from harassment and discrimination, the Company dedicated additional resources to investigations, more than doubling the number of investigators and adding resources outside the U.S.

- Microsoft takes all employee concerns seriously. For every employee concern reported, we review, investigate, and take appropriate action. The integrity of the investigation process is not impacted by the level of the individuals involved. Even when there is not a policy violation, we work with Human Resources and the business leaders to address behaviors that are not aligned to our values and culture. We have strong anti-retaliation policies and practices in place to protect employees who report a concern and those who provide information in an investigation.

- Over the past several years Microsoft has invested additional executive attention and resources to enhancing the responsiveness to employees and transparency of workplace investigations related to harassment and discrimination. As part of that process, in February 2020 we began internally sharing with employees annual data on the volume of concerns raised, the results of harassment investigations, and the types of discipline imposed.

- Microsoft provides training on harassment and discrimination issues, including information on how to report concerns, to all employees through required Standards of Business Conduct training and other available trainings.

- As noted above, given the importance of this issue to Microsoft's leadership, employees, and shareholders, this fiscal year we will begin annual public reporting on Microsoft's implementation of our sexual harassment and gender discrimination policies, which will substantially address the key topics identified in the shareholder proposal, including the total number of reported sexual harassment concerns, percentage of those substantiated, and types of corrective actions taken (which span coaching and training, formal warnings, compensation impacts, demotion, and termination of employment).

Shareholder Proposal 3

Harrington Investments, Inc. has advised us that it intends to submit the following proposal for consideration at the Annual Shareholders Meeting.

Whereas,

Microsoft President Brad Smith has publicly acknowledged that facial recognition technology can be racially biased, threaten individual privacy and "encroach on democratic freedoms." In 2018, he wrote that organizations that develop and use facial recognition should be "governed by the rule of law."[1]

Since then, at least 23 U.S. jurisdictions have adopted legal bans on facial recognition technology. King County, Washington – where Microsoft is headquartered – has banned use of facial recognition by its Sheriff's Office and other government agencies.[2] In April 2021, the European Data Protection Supervisor, the European Union's independent data protection authority, said facial recognition should be banned in Europe because of its "deep and non-democratic intrusion" into people's private lives.[3]

In June 2021, more than 175 civil society organizations, activists, technologists, and other experts from 55 countries demanded an end to the use of facial recognition and remote biometric technologies, saying such technology "often criminalizes low-income and marginalized communities, including communities of color, the same communities that have traditionally faced structural racism and discrimination."[4]

A shareholder proposal at Amazon addressing concerns associated with the use of facial recognition software by government and law enforcement has garnered increasing shareholder support over the past three years.

Shareholders are concerned Microsoft's facial recognition technology poses risk to civil and human rights and shareholder value. In June 2021, 50 global investors representing more than $4.5 trillion in assets called on companies involved in the development and use of facial recognition technology to proactively assess, disclose, mitigate and remediate human rights risks related to the technology.[5]

Microsoft said in 2020 that it "will not sell facial recognition technology to police departments in the United States until strong regulation, grounded in human rights, has been enacted."[6] However, the company's position does not address potential sales to local, state or federal agencies, or to governments outside the U.S., with a history of oppression and human rights abuses. On its website, Microsoft continues to market its technology, urging customers to "Get accurate facial recognition at competitive prices."[7]

In contrast, Microsoft peer IBM announced in 2020 that it would no longer offer general purpose facial recognition technology, citing concerns about "mass surveillance, racial profiling, violations of basic human rights and freedoms."

RESOLVED: Shareholders request that the Board of Directors generally prohibit sales of facial recognition technology to all government entities, and to disclose any exceptions made, in the board and management's discretion.

Supporting Statement:

Local bans of these technologies, building on the evidence of concern, have demonstrated that facial recognition technologies in the hands of government are an inherent threat to civil and human rights. The Company should acknowledge this by banning sales to government entities.

(1) https://blogs.microsoft.com/on-the-issues/2018/12/06/facial-recognition-its-time-for-action/
(2) https://www.seattletimes.com/seattle-news/politics/king-county-council-bans-use-of-facial-recognitiontechnology-by-sheriffs-office-other-agencies/
(3) https://www.reuters.com/technology/facial-recognition-should-be-banned-eu-privacy-watchdog-says-2021-04-23/
(4) https://www.accessnow.org/cms/assets/uploads/2021/06/BanBS-Statement-English.pdf
(5) https://www.candriam.com/49c9f2/siteassets/campagne/facial-recognition/2021_05_investor_statement_facial_recognition_candriam_en_final.pdf
(6) https://docs.microsoft.com/en-us/azure/cognitive-services/face/overview
(7) https://azure.microsoft.com/en-us/services/cognitive-services/face/#security

Board Recommendation

The Board of Directors recommends a vote AGAINST the proposal for the following reasons:

COMPANY STATEMENT IN OPPOSITION

The requested policy does not advance the interests of Microsoft, its shareholders, or other stakeholders. As detailed below, Microsoft has made extensive public commitments to restrict our sale of facial recognition technology based on human rights considerations and discloses information on our approach to meeting those commitments. This proposal does not recognize those commitments and would impose a blunt prohibition that would deny public agencies the ability to deploy facial recognition technology in societally beneficial use cases.

- Since 2018, Microsoft has led the industry in adopting and implementing a set of Facial Recognition Principles, applied them to its sale of facial recognition technology, and repeatedly called for regulation to guard against misuse and provide people with protection under the law.

- This expansive program of work has been conducted in partnership with experts inside and outside the Company and has helped Microsoft understand the broad range of use cases for facial recognition technology and their implications for society. There is no 'one-size-fits-all' approach to facial recognition technology – different use cases have different risk profiles, and safeguards need to be calibrated accordingly.

- Yet, the proponent's proposal draws no such distinction: it calls for Microsoft to generally prohibit all sales of facial recognition technology to government customers. This blunt approach would deny government customers the ability to deploy facial recognition technology in societally beneficial use cases. For example, the proposal would restrict the ability of Microsoft to provide government customers with the Windows Hello feature, which utilizes facial recognition technology to help users to more securely sign onto their devices, at a time when governments face punishing ransomware and other cyberattacks.

- Beyond basic cybersecurity, there are a number of important ways in which governments can responsibly deploy facial recognition technology. These include proven examples of investigators reuniting missing children with parents, helping control access to secure government premises, and enabling contactless "fast pass" entry at border crossings and airports. A blanket ban would prohibit Microsoft from enabling these beneficial uses. A ban would also deny government employees access to new technologies being developed for low vision communities to help them interact with colleagues and navigate their environment.

- Through our responsible AI program, Microsoft has a demonstrated track record of articulating and operationalizing our AI principles in ways that address the human rights concerns cited in this proposal. Our Facial Recognition Principles include commitments to "advocate for safeguards for people's democratic freedoms in law enforcement surveillance scenarios" and to "not deploy facial recognition technology in scenarios that we believe will put these freedoms at risk." Microsoft has also rolled out an internal standard that includes rules specific to facial recognition technology and has an established process for vetting potentially sensitive uses of facial recognition where Microsoft is involved in building custom facial recognition solutions. There have been multiple cases where the Company has declined to provide facial recognition services due to human rights concerns.

- Microsoft continues to advocate for new regulations for responsible facial recognition use that are grounded in human rights protections. Microsoft believes these regulations must address testing, transparency, and accountability requirements and supports the adoption of regulation at the national and state level in the U.S., in the European Union and across the globe. For years, Microsoft has also called for a federal privacy law in the U.S. to help provide further safeguards around the responsible use of technology.

Additional Information

Microsoft's work to advance the responsible use of facial recognition technology is part of a broader set of efforts to articulate, operationalize, and advocate for the responsible development and use of AI. More information on our commitments and advocacy is available at: microsoft.com/en-us/ai/our-approach.

Shareholder Proposal 4

NorthStar Asset Management, Inc. has advised us that it intends to submit the following proposal for consideration at the Annual Shareholders Meeting.

Implementation of Public Commitment

WHEREAS:

In the U.S., Black and Latinx people are disproportionately affected by the mass incarceration system and barriers to employment that exist after release from prison;

Approximately 70 million Americans have criminal records that impede their pursuit of employment after release. The U.S.'s so-called War on Drugs that began "as a racially motivated crusade to criminalize Blacks and the anti-war left" resulted in a system where 40% of incarcerated people are Black despite only making up 13% of the general U.S. population;

Many jobseekers with prior criminal convictions could excel in our Company and research indicates that formerly incarcerated employees are loyal and hardworking. However, these applicants could be excluded by pre-employment background checks. The U.S. Equal Employment Opportunity Commission identified criminal record exclusions as one of the employment barriers linked to race discrimination in the workplace;

Inappropriate use of background checks exposes our company to legal liability, while excluding qualified individuals because of past criminal convictions otherwise unrelated to job qualifications could harm the Company's competitive advantage;

In 2016, Microsoft ("the Company") signed the White House's Fair Chance Business Pledge, a "call-to-action for all members of the private sector to improve their communities by eliminating barriers for those with a criminal record and creating a pathway for a second chance." The Company is also a member of the Second Chance Business Coalition, reinforcing its commitment to this issue;

Examining the relevance and timing of pre-employment criminal background checks would allow the Company to fulfill its commitments to criminal justice reform, including the Fair Chance Business Pledge, and boost and protect the Company's brand value and reputation on diversity issues.

RESOLVED: Shareholders request that the Board of Directors prepare a report on how implementation of Microsoft's commitment to the Fair Chance Business Pledge ("the Pledge") has advanced progress toward eliminating racial discrimination at Microsoft. The report, prepared at reasonable cost and omitting proprietary information and published publicly within one year, should evaluate the risk of racial discrimination that may result from the use of criminal background checks in hiring and employment decisions.

SUPPORTING STATEMENT: The Board is encouraged, in its discretion, to provide metrics used by the Company to assess its progress in implementing the Pledge, such as the following:

1. Number of formerly incarcerated jobseekers that gained employment since the Company signed the Pledge, compared to similar data prior to signing this pledge;
2. Racial and ethnic demographics on formerly incarcerated jobseekers that were and were not offered employment;
3. Whether and how criminal backgrounds were considered in the evaluation of unsuccessful applicants;
4. If and how hiring processes were modified, halted, or added in implementation of the Pledge;
5. Whether any technology in the hiring process limit hiring formerly incarcerated applicants such as automated algorithms that eliminate job applications with complicated histories or résumé gaps;
6. Effectiveness of partnerships, if any, with nonprofit job-training organizations focused on people with criminal records.

Board Recommendation

The Board of Directors recommends a vote AGAINST the proposal for the following reasons:

COMPANY STATEMENT IN OPPOSITION

The requested report is unnecessary because Microsoft has put in place numerous steps to effectively implement the Obama White House's Fair Chance Business Pledge. The Company has multiple safeguards to prevent the disqualification of job candidates because of a criminal record or prior incarceration where not directly relevant to the position. We are publicly sharing the information below to further communicate our approach and demonstrate its results creating an inclusive workplace free of unnecessary barriers to those with criminal records.

- As we shared with the sponsors of this proposal, from our available data, we were able to determine that in calendar year 2020, more than 98% of those flagged to us during pre-onboarding as having a criminal record successfully proceeded through review to hiring. The less than 2% who we did not onboard into employment had a record of recent criminal conduct that was determined to be job related, i.e., a potential security risk to Microsoft and/or our customers, suppliers, partners, and guests. This data clearly demonstrates our commitment to the spirit of the Fair Chance Business Pledge: that criminal records should not pose a barrier to future employment.

- In terms of our hiring processes in the U.S., Microsoft does not have any automatic, across-the-board exclusions for criminal convictions that would disqualify or limit employment opportunities. We state that in every job posting and we don't ask any questions about criminal convictions prior to a conditional offer of employment (unless otherwise legally required to do so). After an employment offer, criminal convictions may impact whether we on-board a new hire if the conviction is determined to be job-related. Microsoft conducts an individualized assessment where the individual is informed that s/he may be excluded because of past criminal conduct; provides an opportunity to the individual to demonstrate that the exclusion does not properly apply; and considers whether the individual's additional information shows that the policy as applied is not job-related and consistent with business necessity. Microsoft's review process is robust and involves discussions with multiple stakeholders before making the final determination of whether to proceed with onboarding. There is also an escalation path to challenge the determination.

- We are continuing to learn and seek best practices in this area. That's why we joined the Business Roundtable's Second Chance Coalition this year to both share our own experiences in this work and to learn from others. This cross-sector coalition is comprised of large private-sector firms committed to fair chance hiring, which formed to share best practices, ask questions about implementation, and learn from each other.

Additional Information

We share the proponents' concerns about racial justice. In our Racial Equity Initiative announced in June 2020, we made commitments across three efforts: Increasing representation and strengthening inclusion; Evolving our engagement with our supply chain, banking partners and partner ecosystem; and Strengthening communities by using data, technology, and partnerships to help address racial injustice and inequities of the Black and African American communities in the U.S. and improve the safety and well-being of our employees and their communities.

We recently issued a first year progress report covering the community portion of these commitments, with more reporting to come on other areas of progress, including our annual Global Diversity & Inclusion Report at www.microsoft.com/diversity.

Shareholder Proposal 5

The Congregation of the Sisters of St. Joseph of Peace and a number of co-filers have advised us that they intend to submit the following proposal for consideration at the Annual Shareholders Meeting.

Resolved: Shareholders request that the Board of Directors oversee an evaluation and issue a public report, at reasonable cost and omitting proprietary information, describing if, and how, Microsoft's direct and indirect lobbying activities align with company policies and principles on artificial intelligence, public policy, human rights, and racial justice, and how the company plans to mitigate risks created by any misalignment.

Whereas, Microsoft spent $9,464,000 on federal lobbying in 2020, including on privacy, defense, homeland security, and border militarization.[1] Bipartisan lawmakers have introduced numerous federal privacy bills, and President Biden is expected to issue an executive order on companies' collection of personal data.[2] Civil society and the investor community are increasingly concerned about the use of Microsoft technology in military operations in conflict-affected areas, at borders, and for immigration enforcement.[3]

Microsoft principles and statements appear to contradict its lobbying practices.

Microsoft has positions on federal privacy regulations and protecting privacy in the online environment.[4] In 2020, Microsoft lobbied for a Virginia law that was the model for bills introduced in 14 other states which conflict with company values stated in its policy agenda, such as affirmative consent.[5] Experts say these bills fail to safeguard privacy and undermine efforts to pass a strong federal privacy law.[6]

In 2020, Microsoft committed not to sell facial recognition to police "until there is a strong national law grounded in human rights,"[7] and it has urged governments to consider "civilian oversight and accountability" of facial recognition.[8] However, Microsoft lobbies for and testified in support of laws that enable police use of facial recognition and undermine such local accountability efforts.[9] Last year, a Microsoft employee – who is also a Washington State Senator – prime sponsored[10] a weak, industry-backed state facial recognition bill, which was strongly opposed by a large coalition of privacy advocates, racial justice advocates, and consumer rights organizations.[11] Contradicting Microsoft's claim that the Washington bill "offers protections for civil liberties,"[12] privacy expert Jennifer Lee said Microsoft's bill "purports to put safeguards...but does just the opposite."

Despite its commitment to use "data, technology, and partnership to help improve the lives of Black and African American citizens"[13] and its Responsible AI principle on fairness,[14] Microsoft lobbied against a bill that would ban governments from using facial recognition until the systems were equally accurate "for people of differing races, skin tones, ethnicities, genders, or age."[15]

In 2021, the Conference Board reported that five shareholder proposals on corporate lobbying received majority support and that shareholders are increasingly focusing on lobbying alignment with stated positions.[16]

Microsoft's disclosures, including its Principles and Policies for Guiding Microsoft's Participation in the Public Policy Process,[17] fail to address investor concerns about the misalignment between policy and lobbying practices.

(1) https://www.opensecrets.org/federal-lobbying/clients/summary?cycle=2020&id=D000000115 ; https://www.tni.org/files/publication-downloads/more-than-a-wall-report.pdf

(2) https://www.reuters.com/technology/biden-issue-order-address-data-collection-apps-like-wechat-tiktoksources-2021-06-09/

(3) https://investigate.afsc.org/tags/high-tech-surveillance-immigrants; https://www.tni.org/files/publicationdownloads/more-than-a-wall-report.pdf; https://www.nytimes.com/2019/03/04/technology/technology-militarycontracts.html ; https://www.business-humanrights.org/en/latest-news/usa-employees-urge-tech-companies-towithdraw-bids-for-10-million-contract-with-department-of-defense/ ; https://www.tni.org/en/financingborderwars

(4) https://news.microsoft.com/2005/11/03/microsoft-advocates-comprehensive-federal-privacy-legislation/ ; http://download.microsoft.com/download/d/0/9/d09fda37-e3b2-4629-8691-7bb16e2613b8/public_policy_agenda.doc

(5) https://news.microsoft.com/cloudforgood/policy/briefing-papers/trusted-cloud/protecting-personalprivacy.html

(6) https://themarkup.org/privacy/2021/04/15/big-tech-is-pushing-states-to-pass-privacy-laws-and-yes-you-shouldbe-suspicious

(7) 7https://query.prod.cms.rt.microsoft.com/cms/api/am/binary/RE4JaGo;https://www.cnet.com/news/microsoftbans-police-from-using-its-facial-recognition-software/

(8) https://blogs.microsoft.com/on-the-issues/2018/07/13/facial-recognition-technology-the-need-for-publicregulation-and-corporate-responsibility/

(9) https://www.protocol.com/microsoft-privacy-bills-in-four-other-states ; https://wired.com/story/microsoftwants-rules-facial-recognition-just-not-these/

(10) https://onezero.medium.com/a-microsoft-employee-literally-wrote-washingtons-facial-recognition-legislationaab950396927

(11) https://www.aclu-wa.org/story/we-need-face-surveillance-moratorium-not-weak-regulations-concerns-aboutsb-6280

(12) https://query.prod.cms.rt.microsoft.com/cms/api/am/binary/RE4JaGo

(13) https://blogs.microsoft.com/blog/2020/06/23/addressing-racial-injustice/

(14) https://www.microsoft.com/en-us/ai/responsible-ai?activetab=pivot1:primaryr6

(15) https://wired.com/story/microsoft-wants-rules-facial-recognition-just-not-these/

(16) https://corpgov.law.harvard.edu/2021/02/11/2021-proxy-season-preview-and-shareholder-voting-trends-2017-2020/

(17) https://query.prod.cms.rt.microsoft.com/cms/api/am/binary/RE1F8WC

Board Recommendation

The Board of Directors recommends a vote AGAINST the proposal for the following reasons:

COMPANY STATEMENT IN OPPOSITION

The requested report is unnecessary because of Microsoft's long track record of meeting best practices for disclosure on public policy engagement and because of the additional commitments we are making to further enhance those disclosures. Our existing policies and disclosures provide extensive visibility and accountability in the Company's public policy engagement as well as that of our affiliated political action committee. Microsoft has also committed to further enhancing the information posted at Public policy engagement | Microsoft CSR (microsoft.com/en-us/corporate-responsibility/public-policy-engagement) and to issue a new annual report detailing the governance, criteria, and disbursements of our political action committee ("PAC") and our public policy agenda, beginning in calendar year 2022.

- Microsoft has been recognized for its leadership on transparency around its engagement in the policy process including PAC contributions and lobbying expenditures through rankings such as the Center for Political Accountability-Zicklin Index. We strive to ensure that our participation in the political process is open, transparent, and based on reasons that are clear and justifiable to our shareholders and the public.

- Microsoft has adopted Principles for Engagement in the Public Policy Process in the United States. These principles address issues specific to the U.S. political and fundraising system and include commitments to go well beyond legally required disclosures.

- Under these policies, we commit to disclosing a semi-annual list of election campaign expenditures, including financial and in-kind contributions by the Company and Microsoft Corporation Stakeholders Voluntary Political Action Committee ("MSVPAC") to candidates, political parties, political committees, and other politically active tax-exempt organizations, such as those organized under Internal Revenue Code section 501(c)(4), as defined by applicable laws.

- Over the past several years, we have focused internally on enhancing engagement and transparency with Microsoft employees and members of MSVPAC.

- As a result of strong investor interest in these topics such as that demonstrated in this proposal, Microsoft has committed to issue a MSVPAC annual report detailing its governance, criteria, disbursements, and our public policy agenda, beginning in calendar year 2022 and to further enhancing the information posted at Public policy engagement | Microsoft CSR (microsoft.com/en-us/corporate-responsibility/public-policy-engagement).

- From a governance and alignment perspective, the Regulatory and Public Policy Committee of Microsoft's Board of Directors is responsible for overseeing many of our environmental and social commitments and is also responsible for overseeing our public policy agenda, position on significant public policy matters, and the Company's government relations activities and political activities and expenditures.

1 GOVERNANCE AND
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2 NAMED
EXECUTIVE OFFICER
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3 AUDIT
COMMITTEE
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4 PROPOSALS TO
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5 INFORMATION
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MEETING

5. Information About the Meeting

Date, Time, and Place of Meeting

Date: November 30, 2021
Time: 8:30 a.m. Pacific Time
Virtual Meeting Location: virtualshareholdermeeting.com/MSFT21

This Proxy Statement was first mailed to shareholders on or about October 20, 2021. It is furnished in connection with the solicitation of proxies by the Board of Directors of Microsoft Corporation to be voted during the Annual Meeting for the purposes set forth in the accompanying Notice of Annual Meeting.

Shareholders who execute proxies retain the right to revoke them at any time before the shares are voted by proxy during the meeting. A shareholder may revoke a proxy by delivering a signed statement to our Corporate Secretary at or prior to the Annual Meeting or by timely executing and delivering, by Internet, telephone, or mail, another proxy dated as of a later date.

Proxy Materials are Available on the Internet

We are furnishing proxy materials to our shareholders primarily via the Internet instead of mailing printed copies of those materials to each shareholder. By doing so, we save costs and reduce the environmental impact of our Annual Meeting. On October 20, 2021, we mailed a Notice of Internet Availability of Proxy Materials to certain of our shareholders. The Notice contains instructions about how to access our proxy materials and vote online or by telephone. If you would like to receive a paper copy of our proxy materials, please follow the instructions included in the Notice of Internet Availability of Proxy Materials. If you previously chose to receive our proxy materials electronically, you will continue to receive access to these materials via email unless you elect otherwise.

Participating in the Annual Meeting

This year's Annual Meeting will be held in a virtual format through a live webcast.

You are entitled to participate in the Annual Meeting if you were a shareholder as of the close of business on September 30, 2021, the record date, or hold a valid proxy for the meeting. To be admitted to the Annual Meeting at virtualshareholdermeeting.com/MSFT21, you must enter the 16-digit control number found next to the label "Control Number" on your Notice of Internet Availability, proxy card, or voting instruction form, or in the email sending you the Proxy Statement. If you are a beneficial shareholder, you may contact the bank, broker, or other institution where you hold your account if you have questions about obtaining your control number.

The question and answer session will include questions submitted in advance of, and questions submitted live during, the Annual Meeting. You may submit a question in advance of the meeting at proxyvote.com after logging in with your Control Number. Questions may be submitted during the Annual Meeting through virtualshareholdermeeting.com/MSFT21.

We encourage you to access the Annual Meeting before it begins. Online check-in will start approximately thirty minutes before the meeting on November 30, 2021. If you have difficulty accessing the meeting, please call 1-844-986-0822 (toll free) or 303-562-9302 (international). We will have technicians available to assist you.

We will also make the Annual Meeting viewable to anyone interested in a Microsoft Teams broadcast at microsoft.com/investor. If you view the meeting via the Microsoft Teams broadcast, you will be able to watch the Annual Meeting but will not be able to vote your shares or ask questions through Microsoft Teams.

Soliciting Proxies

The Board of Directors is soliciting the proxy accompanying this Proxy Statement. Proxies may be solicited by officers, directors, and employees of Microsoft, none of whom will receive any additional compensation for their services. D.F. King & Co., Inc. may solicit proxies at a cost we anticipate will not exceed $20,000. These solicitations may be made personally or by mail, telephone, messenger, email, or other electronic transmission. Microsoft will pay persons holding shares of common stock in their names or in the names of nominees, but not owning such shares beneficially, such as brokerage houses, banks, and other fiduciaries, for the expense of forwarding solicitation materials to their principals. Microsoft will pay all proxy solicitation costs.

Householding

We deliver a single Proxy Statement and Annual Report, along with individual proxy cards or individual Notices of Internet Availability, to certain shareholders sharing the same address unless we have received contrary instructions. If you are a registered shareholder and would like to either participate in householding or receive separate copies of this year's and/or future proxy materials, please contact our transfer agent, Computershare, by mail at P.O. Box 505000, Louisville, KY, 40233-5000; by phone at 800-285-7772, option 1; or by email at web.queries@computershare.com. If you are a beneficial shareholder, you may contact the broker or bank where you hold the account.

Election of Directors

Twelve directors are to be elected during the Annual Meeting to hold office until the next annual meeting and until their respective successors are elected and qualified. If, for any reason, no directors are elected at an annual meeting, a slate of directors may be elected at a special meeting of shareholders called for that purpose in the manner provided by our Bylaws. The accompanying proxy will be voted in favor of the nominees presented in Part 1 – Governance and our Board of Directors to serve as directors unless the shareholder indicates to the contrary on the proxy. All of this year's nominees are current directors, except Mr. Rodriguez.

The Board expects that each of the nominees will be available for election, but if any of them is unable to serve at the time the election occurs, the proxy will be voted for the election of another nominee designated by our Board.

Majority Vote Standard

A nominee who does not receive a majority vote will not be elected. Except as explained in the next paragraph, an incumbent director who is not elected because he or she does not receive a majority vote will continue to serve as a holdover director until the earliest of: (a) 90 days after the date on which the election inspector determines the voting results as to that director, (b) the date on which the Board of Directors appoints an individual to fill the office held by that director, or (c) the date of that director's resignation.

The Board of Directors may fill any vacancy resulting from the non-election of a director, or fill the office held by a holdover director, as provided in our Bylaws. The Governance and Nominating Committee will consider promptly whether to fill the office of a nominee who fails to receive a majority vote and make a recommendation to our Board about filling the office.

The Board of Directors will act on the Governance and Nominating Committee's recommendation and within 90 days after certification of the shareholder vote will disclose publicly its decision.

Additional details about this process are specified in our Bylaws, which are available on our website at aka.ms/policiesandguidelines.

Voting

Shareholders Entitled to Vote; Quorum

Shareholders of record at the close of business on September 30, 2021, will be entitled to vote during the meeting on the basis of one vote for each share held. Shareholders as of the record date are encouraged to vote prior to the meeting (1) via the Internet, (2) by phone, or (3) if you received your proxy materials by mail, by signing, dating, and returning the enclosed proxy card or voting instruction form. On September 30, 2021, there were 7,507,897,348 shares of common stock outstanding, held of record by 88,378 shareholders.

A majority of the outstanding shares of Microsoft common stock is required to constitute a quorum for the transaction of business at the Annual Meeting. The shares of a shareholder whose ballot on any or all proposals is marked as "abstain" or, in the case of an uncontested election of directors, "withheld," will be included in the number of shares present during the Annual Meeting to determine whether a quorum is present.

Vote Required; Effect of Abstentions and Broker Non-Votes

For each proposal submitted to the shareholders for a vote, approval requires a vote of the majority of the votes cast. A majority of votes cast means the number of shares cast "for" a proposal exceeds the number of votes cast "against" that proposal. Abstentions will not be counted as votes cast. Uninstructed shares will not be counted as votes cast except with respect to the Ratification of the Selection of our Independent Auditor, for which brokers and custodians have discretion to vote. A ballot for a director that is marked "withheld" will also not be counted as a vote cast.

The following table summarizes the votes required for passage of each proposal and the effect of abstentions and uninstructed shares held by brokers.

	Votes Required for Approval	Abstentions	Uninstructed Shares
Management Proposals			
Election of 12 Directors	Majority of votes cast	Not voted	Not voted
Advisory Vote to Approve Named Executive Officer Compensation ("say-on-pay vote")	Majority of votes cast	Not voted	Not voted
Approve Employee Stock Purchase Plan	Majority of votes cast	Not voted	Not voted
Ratification of the Selection of Deloitte & Touche LLP as our Independent Auditor for Fiscal Year 2022	Majority of votes cast	Not voted	Discretionary vote
Shareholder Proposals			
Report on median pay gaps across race and gender	Majority of votes cast	Not voted	Not voted
Report on effectiveness of workplace sexual harassment policies	Majority of votes cast	Not voted	Not voted
Prohibition on sales of facial recognition technology to all government entities	Majority of votes cast	Not voted	Not voted
Report on implementation of the Fair Chance Business Pledge	Majority of votes cast	Not voted	Not voted
Report on how lobbying activities align with Company policies	Majority of votes cast	Not voted	Not voted

Vote Confidentiality

We maintain the confidentiality of the votes of individual shareholders. Ballots, proxy forms, and voting instructions returned to brokerage firms, banks, and other holders of record are kept confidential. Only the proxy solicitor, proxy tabulator, and inspector of election have access to the ballots, proxy forms, and voting instructions. The proxy solicitor and the proxy tabulator will disclose information taken from the ballots, proxy forms, and voting instructions only if there is a proxy contest, if the shareholder authorizes disclosure, to defend legal claims, or as otherwise required by law. If you write comments on your proxy card or ballot, management may learn how you voted in reviewing your comments.

Tabulation of Votes

Our independent election inspector, Broadridge Financial Services, will tabulate votes cast by proxy or electronically during the meeting. We expect to publish the final vote tabulation on our website at microsoft.com/investor/corporate-governance/votingresults within one business day after the Annual Meeting. We will also report the results in a Form 8-K filed with the SEC within four business days after the Annual Meeting.

Where to Find More Proxy Voting Information

- The SEC website has a variety of information about the proxy voting process at sec.gov/spotlight/proxymatters

- Contact the Microsoft Investor Relations department through our website at microsoft.com/investor or by phone at 425-706-4400

- You may view our Annual Report and vote your shares at proxyvote.com

- Contact the broker or bank through which you beneficially own your shares

Where to Find our Corporate Governance Documents

Copies of our Board committee charters and other governance documents listed in Part 1 – Governance and our Board of Directors can be found at aka.ms/policiesandguidelines. We will provide any of the foregoing information to a shareholder without charge upon written request to MSC 123/9999, Office of the Corporate Secretary, Microsoft Corporation, One Microsoft Way, Redmond, WA 98052-6399.

Proposals by Shareholders for 2022 Annual Meeting

Any shareholder who wishes to submit a proposal, director nomination, or to present matters not intended to be included in the proxy card at next year's shareholders meeting should comply with applicable Bylaw and SEC requirements, which are summarized in the table below.

Submission	Rules and Requirements	Deadline
Shareholder Proposal	SEC Rule 14a-8	No later than close of business (5:30 p.m. Pacific Time) on June 16, 2022
Proxy Access Nominee	Section 1.14 of Bylaws	Between May 17, 2022 and June 16, 2022, assuming we do not change the date of our 2022 meeting date to be more than 30 days before or 60 days after the first anniversary of the date this definitive Proxy Statement is first released to shareholders
Advance Notice Provisions for Other Items of Business or Director Nominee	Section 1.13 of Bylaws	Between August 2, 2022, and September 1, 2022, assuming we do not change the date of our 2022 meeting to be more than 30 days before or 60 days after the first anniversary date of our 2021 Annual Meeting

Where to Submit

 Electronically   askboard@microsoft.com

 By Mail   MSC 123/9999, Office of the Corporate Secretary, Microsoft Corporation One Microsoft Way, Redmond, Washington 98052-6399.

We encourage shareholders who wish to submit a proposal or nomination to seek independent counsel. Microsoft will not consider any proposal or nomination that is not timely or otherwise does not meet the Bylaw and SEC requirements. We reserve the right to reject, rule out of order, or take other appropriate action with respect to any proposal that does not comply with these and other applicable requirements.

1 GOVERNANCE AND OUR BOARD OF DIRECTORS
2 NAMED EXECUTIVE OFFICER COMPENSATION
3 AUDIT COMMITTEE MATTERS
4 PROPOSALS TO BE VOTED ON DURING THE MEETING
5 INFORMATION ABOUT THE MEETING

Other Business

The Board of Directors does not intend to bring any other business before the Annual Meeting, and so far as is known to our Board, no matters are to be brought before the meeting other than as specified in the notice of meeting. In addition to the scheduled items of business, the meeting may consider such other business as may properly come before the meeting or any adjournment or postponement thereof, including procedural matters and matters relating to the conduct of the meeting. If other business is properly brought before the meeting, the persons voting proxies will vote in accordance with their best judgment.

Representatives of Deloitte & Touche will attend the Annual Meeting, have an opportunity to make a statement if they desire to do so, and be available to respond to appropriate questions.

DATED: Redmond, Washington, October 14, 2021.

2021 PROXY STATEMENT 87

Annex A

Employee Stock Purchase Plan

This Employee Stock Purchase Plan (the "Plan") is effective January 1, 2022, subject to prior approval by the Company's shareholders. The Plan replaces the Company's Employee Stock Purchase Plan, which was last approved by shareholders on November 28, 2012 and became effective on January 1, 2013 (the "Prior Plan").

1. Purpose and Structure of the Plan.

1.1 The purpose of this Plan is to provide eligible employees of the Company and Participating Companies who wish to become shareholders in the Company a convenient method of doing so. It is believed that employee participation in the ownership of the business will be to the mutual benefit of both the employees and the Company. This Plan document is an omnibus document which includes a component ("Statutory Plan") designed to permit offerings of grants to employees of certain Subsidiaries that are Participating Companies where such offerings are intended to satisfy the requirements of Section 423 of the Code (although the Company makes no undertaking nor representation to obtain or maintain qualification under Section 423 for any Subsidiary, individual, offering or grant) and also a separate component ("Non-Statutory Plan") which permits offerings of grants to employees of certain Participating Companies which are not intended to satisfy the requirements of Section 423 of the Code. Section 6 of the Plan sets forth the maximum number of shares to be offered under the Plan (both the Statutory Plan and the Non-Statutory Plan), subject to adjustments as permitted under Sections 19 and 20.

1.2 The Statutory Plan shall be a separate and independent plan from the Non-Statutory Plan, provided, however, that the total number of shares authorized to be issued under the Plan applies in the aggregate to both the Statutory Plan and the Non-Statutory Plan. Offerings under the Non-Statutory Plan may be made to achieve desired tax or other objectives in particular locations outside the United States of America or to comply with local laws applicable to offerings in such foreign jurisdictions. Offerings under the Non-Statutory Plan may also be made to employees of entities that are not Subsidiaries.

1.3 All employees who participate in the Statutory Plan shall have the same rights and privileges under such plan except for differences that may be mandated by local law and are consistent with the requirements of Section 423(b)(5) of the Code. The terms of the Statutory Plan shall be those set forth in this Plan document to the extent such terms are consistent with the requirements for qualification under Section 423 of the Code. The Administrator may adopt offerings to be made under the Non-Statutory Plan applicable to particular Participating Companies or locations that are not participating in the Statutory Plan. The terms of each offering under the Non-Statutory Plan may take precedence over other provisions in this document, with the exception of Sections 6, 19 and 20 with respect to the total number of shares available to be offered under the Plan. Unless otherwise superseded by the terms of such offering under the Non-Statutory Plan, the provisions of this Plan document shall govern the operation of any offering under the Non-Statutory Plan. Except to the extent expressly set forth herein or where the context suggests otherwise, any reference herein to "Plan" shall be construed to include a reference to the Statutory Plan and the Non-Statutory Plan.

2. Definitions.

2.1 "Account" means the funds accumulated with respect to an individual employee as a result of deductions from such employee's paycheck (or otherwise as permitted in certain circumstances under the terms of the Plan) for the purpose of purchasing stock under this Plan. The funds allocated to an employee's Account shall remain the property of the employee at all times but may be commingled with the general funds of the Company or any Participating Company, except to the extent such commingling may be prohibited by the laws of any applicable jurisdiction.

2.2 "Administrator" means the Committee or the persons acting within the scope of their authority to administer the Plan pursuant to a delegation of authority from the Committee pursuant to Section 22.

2.3 "Board" means the Board of Directors of the Company.

2.4 "Code" means the Internal Revenue Code of 1986, as amended from time to time.

2.5 "Committee" means the Compensation Committee of the Board. The Committee may delegate its responsibilities as provided in Section in Section 22.

2.6 "Company" means Microsoft Corporation.

2.7 "Compensation" means total cash performance-based pay received by the participant from a Participating Company. By way of illustration, but not limitation, Compensation includes salary, wages, performance bonuses, commissions, incentive compensation and overtime but excludes relocation, equalization, patent and sign-on bonuses, expense reimbursements, meal allowances, commuting or automobile allowances, any payments (such as guaranteed bonuses in certain foreign jurisdictions) with respect to which salary reductions are not permitted by the laws of the applicable jurisdiction, and income realized as a result of participation in any stock plan, including without limitation any stock option, stock award, stock purchase, or similar plan, of the Company or any Subsidiary.

2.8 "Enrollment Agreement" means an agreement between the Company and an employee, in such form as may be established by the Company from time to time, pursuant to which the employee elects to participate in this Plan or elects changes with respect to such participation as permitted under the Plan.

2.9 "ESPP Broker" means a stock brokerage or other entity designated by the Company to establish accounts for stock purchased under the Plan by participants.

2.10 "Fair Market Value" means the closing bid price as reported on the National Association of Securities Dealers Automated Quotation National Market System or the other primary trading market for the Company's common stock.

2.11 "Offering Date" as used in this Plan shall be the commencement date of an offering, as set forth in Section 4. A different date may be set by the Administrator.

2.12 "Participating Company" means the Company and any Subsidiary that has been designated by the Administrator to participate in the Plan. For purposes of participation in the Statutory Plan, only the Company and its Subsidiaries may be considered Participating Companies, and the Administrator shall designate from time to time which Subsidiaries will be Participating Companies in the Statutory Plan. The Administrator shall designate from time to time which Subsidiaries will be Participating Companies in the Non-Statutory Plan provided, however, that at any given time, a Subsidiary that is a Participating Company in the Statutory Plan will not be a Participating Company in the Non-Statutory Plan. The foregoing designations and changes in designation by the Administrator shall not require shareholder approval. Notwithstanding the foregoing, the term "Participating Company" shall not include any Subsidiary that offers its employees the opportunity to participate in an employee stock purchase plan covering the Subsidiary's common stock.

2.13 "Plan" means this Microsoft Corporation Employee Stock Purchase Plan.

2.14 "Purchase Price" is the price per share of common stock of the Company as established pursuant to Section 5 of the Plan.

2.15 "Subsidiary" means any corporation (other than the Company), domestic or foreign, that is in an unbroken chain of corporations beginning with Company if, on an Offering Date, each of the corporations other than the last corporation in the unbroken chain owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in the chain, as described in Section 424(f) of the Code.

3. Employees Eligible to Participate. Any employee of a Participating Company who is in the employ of any Participating Company on the last business day preceding the Offering Date for an offering is eligible to participate in that offering, except employees whose customary employment is for not more than five months in any calendar year.

4. Offerings. Subject to the right of the Company in its sole discretion to sooner terminate the Plan or to change the commencement date or term of any offering, commencing January 1, 2022, the Plan will operate with separate consecutive three-month offerings with the following Offering Dates: January 1, April 1, July 1, and October 1. Unless a termination of or change to the Plan has previously been made by the Company, the final offering under this Plan shall commence on October 1, 2031 and terminate on December 31, 2031. In order to become eligible to purchase shares, an employee must complete and submit an Enrollment Agreement and any other necessary documents before the Offering Date of the particular offering in which he or she wishes to participate. Notwithstanding the foregoing and any provisions in this Plan to the contrary, upon the effectiveness of this Plan, all employee payroll deduction elections made pursuant to Enrollment Agreements under the Prior ESPP shall be carried forward and be effective with respect to the first offering that commences under the New ESPP, unless the participants in the Prior ESPP elect otherwise. Participation in one offering under the Plan shall neither limit, nor require, participation in any other offering.

5. Price. The Purchase Price per share shall be ninety percent (90%) of the Fair Market Value of the stock on the last Nasdaq trading day of the offering.

6. Number of Shares to be Offered. The maximum number of shares that will be offered under the Plan shall be equal to the number of shares that were available but not used under the Prior Plan, as of January 1, 2022, the effective date of this Plan, subject to adjustment as permitted under Section 20. The shares to be sold to participants under the Plan will be common stock of the Company. If the total number of shares for which options are to be granted on any date in accordance with Section 12 exceeds the number of shares then available under the Plan (after deduction of all shares for which options have been exercised under the Plan or are then outstanding), the Company shall make a pro rata allocation of the shares remaining available in as nearly a uniform manner as it determines is practicable and equitable. In such event, the payroll deductions to be made pursuant to the authorizations therefor shall be reduced accordingly and the Company shall give written notice of the reduction to each employee affected.

7. Participation.

7.1 An eligible employee may become a participant by completing an Enrollment Agreement provided by the Company and submitting it to the Company, or with such other entity designated by the Company for this purpose, prior to the commencement of the offering to which it relates. The Enrollment Agreement may be completed at any time after the employee becomes eligible to participate in the Plan, and will be effective as of the Offering Date next following the receipt of a properly completed Enrollment Agreement by the Company (or the Company's designee for this purpose).

7.2 Payroll deductions for a participant shall commence on the Offering Date as described above and shall continue through subsequent offerings pursuant to Section 10, subject to modification by the employee as provided in Section 8.1, until the participant's termination of employment, unless participation is earlier withdrawn or suspended by the employee as provided in Section 9, or unless the participant otherwise becomes ineligible to participate in the Plan.

7.3 Payroll deduction shall be the sole means of accumulating funds in a participant's Account, except in foreign countries where payroll deductions are not allowed or problematic, in which case the Company may authorize alternative payment methods.

7.4 The Company may require current participants to complete a new Enrollment Agreement at any time it deems necessary or desirable to facilitate Plan administration or for any other reason.

8. Payroll Deductions.

8.1 At the time an employee completes an Enrollment Agreement (which includes a payroll deduction authorization), the employee shall elect to have deductions made from the employee's Compensation on each payday during the time he or she is a participant in an offering at any non-fractional percentage rate from 1% to 15%. A participant may change his or her payroll deduction percentage election, including changing the payroll deduction percentage to zero, effective as of any Offering Date by filing a revised authorization, provided the revised authorization is filed prior to such Offering Date.

8.2 All payroll deductions made for a participant shall be credited to his or her Account under the Plan. A participant may not make any separate cash payment into his or her Account nor may payment for shares be made other than by payroll deduction, except as provided under Section 7.3.

8.3 A participant may withdraw from or suspend his or her participation in the Plan as provided in Section 9, but no other change can be made during an offering with respect to that offering. A participant may also make a prospective election, by changing his or her payroll deduction percentage to zero as set forth in Section 8.1, to cease participation in the Plan effective as of the next Offering Date. Other changes permitted under the Plan may only be made with respect to an offering that has not yet commenced.

9. Withdrawal and Suspension.

9.1 An employee may withdraw from an offering, in whole but not in part, at any time prior to the first day of the last calendar month of such offering by submitting a withdrawal notice to the Company (or the Company's designee for this purpose), in which event the Company will refund the entire balance of his or her Account as soon as practicable thereafter.

9.2 An employee may, at any time prior to the first day of the last calendar month of an offering, reduce to zero the percentage by which he or she has elected to have his or her Compensation reduced, thereby suspending participation in the Plan. The reduction will be effective as soon as administratively feasible after receipt of the participant's election. Shares shall be purchased in accordance with Section 13 based on the amounts accumulated in the participant's Account prior to the suspension of payroll deductions.

9.3 If an employee withdraws or suspends his or her participation pursuant to Sections 9.1 or 9.2, he or she shall not participate in a subsequent offering unless and until he or she re-enters the Plan. To re-enter the Plan, an employee who has previously withdrawn or suspended participation by reducing payroll deductions to zero must file a new Enrollment Agreement in accordance with Section 7.1. The employee's re-entry into the Plan will not become effective before the beginning of the next offering following his or her withdrawal or suspension.

10. Automatic Re-Enrollment. At the termination of each offering each participating employee who continues to be eligible to participate pursuant to Section 3 shall be automatically re-enrolled in the next offering, unless the employee has advised the Company otherwise. Upon termination of the Plan, any balance in each employee's Account shall be refunded to him or her.

11. Interest. No interest will be paid or allowed on any money in the Accounts of participating employees, except to the extent payment of interest is required by the laws of any applicable jurisdiction.

12. Granting of Option. On each Offering Date, this Plan shall be deemed to have granted to the participant an option for as many shares (which may include a fractional share) as he or she will be able to purchase with the amounts credited to his or her Account during his or her participation in that offering. Notwithstanding the foregoing, no participant may purchase more than 2,000 shares of stock during any single offering. This number may be adjusted as permitted pursuant to Section 20 of the Plan.

13. Exercise of Option. Each employee who continues to be a participant in an offering on the last business day of that offering shall be deemed to have exercised his or her option on that date and shall be deemed to have purchased from the Company the number of shares (which may include a fractional share) of common stock reserved for the purpose of the Plan as the balance of his or her Account on such date will pay for at the Purchase Price, subject to any limitations set forth in the Plan or under Section 423 of the Code (for offerings under the Statutory Plan).

14. Tax Obligations. To the extent any (i) grant of an option to purchase shares, (ii) purchase of shares, (iii) disposition of shares purchased under the Plan, or (iv) other aspect of participation in the Plan gives rise to any tax withholding obligation (including, without limitation, income and payroll withholding taxes imposed by any jurisdiction), the Administrator may implement appropriate procedures to ensure that such tax withholding obligations are met. Those procedures may include, without limitation, increased withholding from an employee's compensation, cash payments to the Company or any Subsidiary by an employee, or a sale of a portion of the stock purchased under the Plan, which sale may be required and initiated by the Company.

15. Employee's Rights as a Shareholder. No participating employee shall have any right as a shareholder with respect to any shares until the shares have been purchased in accordance with Section 13 above and the stock has been issued by the Company.

16. Evidence of Stock Ownership.

16.1 Following the end of each offering, the number of shares of common stock purchased by each participant shall be deposited into an account established in the participant's name at the ESPP Broker.

16.2 A participant shall be free to undertake a disposition (as that term is defined in Section 424(c) of the Code) of the shares in his or her ESPP Broker account at any time, whether by sale, exchange, gift, or other transfer of legal title, but in the absence of such a disposition of the shares, the shares must remain in the participant's ESPP Broker account until the holding period set forth in Section 423(a) of the Code has been satisfied. With respect to shares for which the Section 423(a) holding period has been satisfied, the participant may move those shares to another brokerage account of participant's choosing.

16.3 Notwithstanding the above, participants participating in the Non-Statutory Plan or participants who are not subject to income taxation under the Code may move shares to another brokerage account of participant's choosing at any time, without regard to the satisfaction of the Section 423(a) holding period.

17. Rights Not Transferable. No employee shall be permitted to sell, assign, transfer, pledge, or otherwise dispose of or encumber either the payroll deductions credited to his or her Account or an option or any rights with regard to the exercise of an option or rights to receive shares under the Plan other than by will or the laws of descent and distribution, and such right and interest shall not be liable for, or subject to, the debts, contracts, or liabilities of the employee. If any such action is taken by the employee, or any claim is asserted by any other party in respect of such right and interest whether by garnishment, levy, attachment or otherwise, the action or claim will be treated as an election to withdraw funds in accordance with Section 9. During the employee's lifetime, only the employee can make decisions regarding the participation in or withdrawal from an offering under the Plan.

18. Termination of Employment. Upon termination of employment for any reason whatsoever, including but not limited to death or retirement, the employee is considered automatically withdrawn from the Plan and the balance in the Account of a participating employee shall be paid to the employee or his or her estate. Whether and when employment is deemed terminated for purposes of this Plan shall be determined by the Administrator in its sole discretion and may be determined without regard to statutory notice periods or other periods following termination of active employment.

19. Amendment or Discontinuance of the Plan. The Committee and the Board shall have the right at any time and without notice to amend, modify or terminate the Plan; provided, that no employee's existing rights under any offering already made under

Section 4 hereof may be adversely affected thereby, and provided further that no such amendment of the Plan shall, except as provided in Section 20, increase the total number of shares to be offered under the Plan above the limit specified in Section 6 unless shareholder approval is obtained therefor.

20. Changes in Capitalization. In the event of reorganization, recapitalization, stock split, stock dividend, combination of shares, merger, consolidation, offerings of rights, or any other change in the structure of the common stock of the Company, the Administrator will make such adjustment, if any, as it may deem appropriate in the number, kind, and the price of shares available for purchase under the Plan, and in the number of shares which an employee is entitled to purchase including, without limitation, closing an offering early and permitting purchase on the last business day of the reduced offering period, or terminating an offering and refunding participants' Account balances.

21. Share Ownership. Notwithstanding anything in the Plan to the contrary, no employee shall be permitted to subscribe for any shares under the Plan if the employee, immediately after such subscription, owns shares (including all shares that may be purchased under outstanding subscriptions under the Plan) possessing 5% or more of the total combined voting power or value of all classes of shares of the Company or of its parent or subsidiary corporations. For the foregoing purposes, the rules of Section 424(d) of the Code shall apply in determining share ownership, and shares the employee may purchase under outstanding options shall be treated as owned by the employee. In addition, no employee shall be allowed to subscribe for any shares under the Plan that permit his or her rights to purchase shares under all "employee stock purchase plans" of the Company and its parent or subsidiary corporations to accrue at a rate that exceeds $25,000 of Fair Market Value of such shares (determined at the time such right to subscribe is granted) for each calendar year in which the right to subscribe is outstanding at any time. Notwithstanding the above, lower limitations may be imposed with respect to participants in the Non-Statutory Plan or participants in the Statutory Plan who are subject to laws of another jurisdiction where lower limitations are required.

22. Administration and Board Authority.

22.1 The Plan shall be administered by the Board. The Board has delegated its full authority under the Plan to the Committee, and the Committee may further delegate any or all of its authority under this Plan to such senior officer(s) of the Company as it may designate to the extent permitted under applicable law. Notwithstanding any such delegation of authority, the Board may itself take any action under the Plan in its discretion at any time, and any reference in this Plan document to the rights and obligations of the Committee shall be construed to apply equally to the Board. Any references to the Board mean only the Board. To the extent permitted under applicable law, the authority that may be delegated by the Committee includes, without limitation, the authority to (i) establish offerings under the Non-Statutory Plan and determine the terms of such offerings, (ii) designate from time to time which Subsidiaries will participate in the Statutory Plan, which Subsidiaries will be Participating Companies, and which Participating Companies will participate in a particular offering under the Non-Statutory Plan, (iii) determine procedures for eligible employees to enroll in or withdraw from an offering, setting or changing payroll deduction percentages, and the methods for obtaining necessary tax withholdings, (iv) adopt amendments to the Plan including, without limitation, amendments to increase the shares available for issuance under the Plan pursuant to Section 20 (but not including increases in the available shares above the maximum permitted by Sections 6 and 20 which shall require Board and shareholder approval).

22.2 The Administrator shall be vested with full authority and discretion to construe the terms of the Plan and make factual determinations under the Plan, and to make, administer, and interpret such rules and regulations as it deems necessary or advisable to administer the Plan, and any determination, decision, or action of the Administrator in connection with the construction, interpretation, administration, or application of the Plan shall be final, conclusive, and binding upon all participants and any and all persons claiming under or through any participant. The Administrator may retain outside entities and professionals to assist in the administration of the Plan including, without limitation, a vendor or vendors to perform enrollment and brokerage services. The authority of the Administrator will specifically include, without limitation, the power to make any changes to the Plan with respect to the participation of employees of any Subsidiary that is organized under the laws of a country other than the United States of America when the Administrator deems such changes to be necessary or appropriate to achieve a desired tax treatment in such foreign jurisdiction or to comply with the laws applicable to such non-U.S. Subsidiaries. Those changes may include, without limitation, the exclusion of particular Subsidiaries from participation in the Plan; modifications to eligibility criteria, maximum number or value of shares that may be purchased in a given period, or other requirements set forth herein; and procedural or administrative modifications. Any modification relating to offerings to a particular Participating Company in the Statutory Plan will apply only to that Participating Company, and will apply equally to all similarly situated employees of that Participating Company. The rights and privileges of all employees granted options under the same offering in the Statutory Plan shall be the same. To the extent any changes approved by the Administrator would jeopardize the tax-qualified status of the Statutory Plan, the change shall cause the Participating Companies affected thereby to be considered Participating Companies under the Non-Statutory Plan instead of the Statutory Plan.

23. Section 409A. The Statutory Plan is intended to be exempt from the application of Section 409A of the Code, and, to the extent not exempt, is intended to comply with Section 409A of the Code, and any ambiguities herein will be interpreted to so be exempt from, or comply with, Section 409A of the Code. In furtherance of the foregoing and notwithstanding any provision in the Plan to the contrary, if the Administrator determines that an option granted under the Plan may be subject to Section 409A of the Code or that any provision in the Plan would cause an option under the Plan to be subject to Section 409A of the Code, the Administrator may amend the terms of the Plan and/or of an outstanding option granted under the Plan, or take such other action the Administrator determines is necessary or appropriate, in each case, without the participant's consent, to exempt any outstanding option or future option that may be granted under the Plan from or to allow any such option to comply with Section 409A, of the Code but only to the extent any such amendments or action by the Administrator would not violate Section 409A of the Code. Notwithstanding the foregoing, the Company and any of its Subsidiaries shall have no obligation to reimburse, indemnify, or hold harmless a participant or any other party if the option under the Plan that is intended to be exempt from or compliant with Section 409A of the Code is not so exempt or compliant or for any action taken by the Administrator with respect thereto. The Company makes no representation that options under the Plan are compliant with Section 409A of the Code.

24. Notices. All notices or other communications by a participant to the Company or other entity designated for a particular purpose under or in connection with the Plan shall be deemed to have been duly given when received by the Company or other designated entity, or when received in the form specified by the Company at the location, or by the person, designated by the Company for the receipt thereof.

25. Termination of the Plan. This Plan will terminate at the earliest of the following:
(a) December 31, 2031;

(b) The date of the filing of a Statement of Intent to Dissolve by the Company or the effective date of a merger or consolidation wherein the Company is not to be the surviving corporation, which merger or consolidation is not between or among corporations related to the Company. Prior to the occurrence of either of such events, on such date as the Company may determine, the Company may permit a participating employee to exercise the option to purchase shares for as many shares as the balance of his or her Account will allow at the price set forth in accordance with Section 5. If the employee elects to purchase shares, any remaining balance of the employee's Account will be refunded to the employee after that purchase;

(c) The date the Board acts to terminate the Plan in accordance with Section 19; and

(d) The date when all shares reserved under the Plan have been purchased.

26. Limitations on Sale of Stock Purchased Under the Plan. The Plan is intended to provide common stock for investment and not for resale. The Company does not, however, intend to restrict or influence any employee in the conduct of the employee's own affairs. An employee, therefore, may sell stock purchased under the Plan at any time the employee chooses, subject to compliance with any applicable Federal, state or foreign securities laws. THE EMPLOYEE ASSUMES THE RISK OF ANY MARKET FLUCTUATIONS IN THE PRICE OF THE COMPANY'S STOCK.

27. Governmental Regulation/Compliance with Applicable Law/Separate Offering. The Company's obligation to sell and deliver shares of the Company's common stock under this Plan is subject to the approval of any governmental authority required in connection with the authorization, issuance, or sale of such shares. In addition, the terms of an offering under this Plan, or the rights of an employee under an offering, may be modified to the extent required by applicable law. For purposes of this Plan, the Administrator also may designate separate offerings under the Plan (the terms of which need not be identical) in which eligible employees of one or more Participating Companies will participate, even if the dates of the offerings are identical.

28. No Employment/Service Rights. Nothing in the Plan shall confer upon any employee the right to continue in employment for any period of specific duration, nor interfere with or otherwise restrict in any way the rights of the Company (or any Subsidiary employing such person), or of any employee, which rights are hereby expressly reserved by each, to terminate such person's employment at any time for any reason, with or without cause.

29. Dates and Times. All references in the Plan to a date or time are intended to refer to dates and times determined pursuant to U.S. Pacific Time. Business days for purposes of the Plan are U.S. business days.

30. Masculine and Feminine, Singular and Plural. Whenever used in the Plan, a pronoun shall include the opposite gender and the singular shall include the plural, and the plural shall include the singular, whenever the context shall plainly so require.

31. Governing Law. The Plan shall be governed by the laws of the State of Washington, U.S.A., without regard to Washington laws that might cause other law to govern under applicable principles of conflicts of law.

Microsoft Employee Giving

Microsoft employees are passionate about giving time, money, and skills to address the issues facing our world. It's part of our culture and how we live our mission – that's why our employees have given **$214.2** million with corporate match in Fiscal Year 2021 and a total of **$605.3** million with corporate match over the past three fiscal years.



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